As filed with the Securities and Exchange Commission on July 16, 2004.
Registration No. 333-116350

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 1

to
Form S-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Golden Star Resources Ltd.

(Exact name of registrant as specified in its charter)

CANADA	1040	98-0101955
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

10901 West Toller Drive, Suite 300

Littleton, Colorado, 80127-6312
(303) 830-9000
(Address, including zip code, and telephone number,
including area code, of principal executive offices)

Allan J. Marter, Chief Financial Officer

Golden Star Resources Ltd.
10901 West Toller Drive, Suite 300
Littleton, Colorado, 80127-6312
(303) 830-9000
(Name, address, including zip code, and
telephone number, including area code, of agent for service)

With Copies to

Deborah J. Friedman
Davis Graham & Stubbs LLP
1550 Seventeenth Street, Suite 500
Denver, Colorado 80202
(303) 892-9400

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective and upon consummation of the transactions described in the enclosed prospectus.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:     ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:     ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus may change. We may not complete the exchange offer and issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer is not permitted.

SUBJECT TO COMPLETION, DATED JULY 15, 2004

OFFER TO PURCHASE

all of the outstanding common shares of
IAMGOLD CORPORATION

by GOLDEN STAR RESOURCES LTD.

for the increased price of, at the election of each shareholder:

(i)	1.25 common shares of Golden Star Resources Ltd. for each IAMGold common share (the “all share option”); or

(ii)	1.15 common shares of Golden Star Resources Ltd. plus Cdn$0.50 in cash for each IAMGold common share (the “cash and share option”);

PLUS, in either case, Cdn$0.20 in cash for each IAMGold common share, payable in the event that no break fee is paid or payable by IAMGold to
Wheaton River Minerals Ltd. in connection with the arrangement that had been proposed with Wheaton River Minerals Ltd. (as discussed below)

    Golden Star Resources Ltd. (together with its subsidiaries, “Golden Star,” “we,” “us,” or “our company”) hereby offers to purchase all of the outstanding common shares of IAMGold Corporation. Under the offer, each holder of IAMGold shares will be entitled to receive, at such holder’s election, either (i) 1.25 common shares of Golden Star for each IAMGold common share; or (ii) 1.15 common shares of Golden Star plus Cdn$0.50 in cash for each IAMGold common share; plus, in either case, Cdn$0.20 in cash for each IAMGold share in the event that no break fee is paid or payable by IAMGold to Wheaton River Minerals Ltd. in connection with the arrangement that had been proposed with Wheaton River. The offer will be open for acceptance until 9:00 p.m. (Toronto time) on July 30, 2004 unless extended or withdrawn. We will pay all the expenses of this offer.

    This prospectus amends and supercedes information included in the prospectus originally filed with the Securities and Exchange Commission and mailed to shareholders on June 10, 2004 as well as the amended Prospectus filed and mailed on July 2, 2004. IAMGold shareholders who wish to tender their shares should follow the instructions included in this prospectus and the letter of transmittal mailed to shareholders on July 2, 2004.

    Shareholders who have validly deposited their IAMGold shares prior to June 30, 2004 must complete and execute the revised Letter of Transmittal which was mailed to shareholders on July 2, 2004 to indicate whether they are electing the all share option or the cash and share option. Shareholders who otherwise validly tender their IAMGold shares to our offer but fail to make the necessary election in the revised Letter of Transmittal, or to properly make such election, including those IAMGold shareholders who have previously tendered their IAMGold shares and who do not submit a revised Letter of Transmittal, will be deemed to have elected the all share option in respect of all of the IAMGold shares deposited under our offer.

    Our obligation to exchange the Golden Star common shares for IAMGold common shares is subject to the conditions listed under “The Offer — Conditions to the Offer.”

    Our common shares are traded on the American Stock Exchange, or the AMEX, under the symbol “GSS” and on the Toronto Stock Exchange, or the TSX, under the symbol “GSC.” Based on the trading price of the Golden Star shares and IAMGold shares on the TSX on May 27, 2004 (being the last trading day prior to the announcement of the proposed combination between IAMGold and Golden Star), and without giving effect to the contingent payment referred to under the heading “Contingent payment entitlement,” our offer values each IAMGold share at Cdn$9.05, in the case of the all share option, and Cdn$8.83 in the case of the cash and share option. Our offer represents a premium of approximately 22.6%, in the case of the all share option, and 19.6%, in the case of the cash and share option, to the closing trading price of the IAMGold shares on the TSX on May 27, 2004 of Cdn$7.38. Our offer represents a premium of 21.7% in the case of the all share option and 18.5% under the cash and share option based on the volume weighted average trading price of the Golden Star shares and the IAMGold shares for the 60 trading days ended May 27, 2004 of Cdn$7.42 and Cdn$7.62, respectively, on the TSX. The closing price of the Golden Star shares on the TSX on May 27, 2004 was Cdn$7.24.

    Based on the trading price of the Golden Star shares and the IAMGold shares on the AMEX on May 27, 2004, and without giving effect to the contingent payment referred to under the heading “Contingent payment entitlement,” our increased offer values each IAMGold share at $6.64, in the case of the all share option, and $6.48, in the case of the cash and share option. Our increased offer represents a premium of approximately 22.2%, in the case of the all share option, and 19.3% in the case of the cash and share option, to the closing trading price of the IAMGold shares on the AMEX on May 27, 2004 of $5.43. Our offer represents a premium of approximately 23.7% in the case of the all share option, and 20.4% under the cash and share option based on the volume weighted average trading price of the Golden Star shares and the IAMGold shares for the 60 trading days ended May 27, 2004 of $5.65 and $5.71, respectively, on the AMEX. The closing price of the Golden Star shares on the AMEX on May 27, 2004 was $5.31.

    References in this prospectus to “$” are to United States dollars. Canadian dollars are indicated by the symbol “Cdn$”.

    In this prospectus, we are not asking you for a proxy and you are requested not to send us a proxy.

    The securities offered in this prospectus involve a high degree of risk. For a discussion of risk factors you should consider in evaluating the offer, see “Risk Factors” beginning on page 13 of this prospectus.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Dealer Manager for the Offer is:

BMO Nesbitt Burns

In Canada BMO Nesbitt Burns Inc.	In the United States Harris Nesbitt Corp.
The date of this prospectus is                          , 2004.

      You should rely only on information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained or incorporated in this prospectus.

      This document does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which such offer or solicitation is unlawful. The offer is not being made or directed to, nor is this document being mailed to, nor will deposits be accepted from or on behalf of, shareholders in any jurisdiction in which the making or acceptance of the offer would not be in compliance with the laws of such jurisdiction. However, we may, in our sole discretion, take such action as we may deem necessary to extend the offer to shareholders in any such jurisdiction.

      You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus or the dates of the documents incorporated by reference.

ABOUT THIS PROSPECTUS

      We have filed with the SEC a registration statement on Form S-4, as amended, under the Securities Act of 1933, as amended, which we refer to as the Securities Act, with respect to the securities offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. You should review the registration statement and the exhibits to the registration statement for further information with respect to us and our securities.

WHERE YOU CAN FIND MORE INFORMATION

      Golden Star is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and files annual, quarterly and periodic reports, proxy statements and other information with the SEC. IAMGold is subject to the reporting requirements of the Exchange Act applicable to foreign private issuers and accordingly files or furnishes reports, including annual reports on Form 40-F, reports on Form 6-K and other information with the SEC. The SEC maintains a web site (http://www.sec.gov) on which these reports, proxy statements and other information are made available. Such reports, proxy statements and other information may also be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

      We have filed with the SEC a statement on Schedule 14D-1F, as well as two amendments to Schedule 14D-1F, pursuant to Rule 14d-1(b) under the Exchange Act to furnish certain information about our offer. You may review the Schedule 14D-1F, and the amendments to Schedule 14D-1F, on the SEC’s website referred to above, or read and copy the Schedule 14D-1F, and the amendments to Schedule 14D-1F, at the SEC’s public reference room in Washington, D.C. referred to above.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC allows us to “incorporate by reference” certain information we and IAMGold have filed with them, which means we can disclose important information by referring you to those documents. This prospectus incorporates important business and financial information about us and IAMGold that is not included in or delivered with this prospectus. Information that we and IAMGold file with the SEC after the date of this prospectus will automatically update and supersede the information contained in this prospectus and in prior reports.

      The following documents filed with the SEC are incorporated by reference in this prospectus:

Golden Star Resources Ltd.:

      1. Annual Report on Form 10-K for the year ended December 31, 2003

      2. Quarterly Report on Form 10-Q for the quarter ended March 31, 2004

      3. Reports on Form 8-K filed on May 28, June 3 and July 7, 2004

      4. Registration Statement on Form 8-A, filed June 18, 2002, which contains a description of our capital stock

      5. Any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the earlier of the date that the offer is consummated or the date the offer is terminated

IAMGold Corporation:

      1. Annual Report on Form 40-F for the year ended December 31, 2003 (except for the report of IAMGold’s independent accountants contained therein which is not incorporated herein by reference because the consent of IAMGold’s independent accountants has not yet been obtained)

      2. Reports of a foreign issuer filed pursuant to 13a-16 and 15d-16 of the Exchange Act:

•	Form 6-K filed on July 13, 2004

•	Form 6-K filed on July 9, 2004

•	Form 6-K filed on July 7, 2004

•	Three reports on Form 6-K filed on July 6, 2004

•	Form 6-K filed on June 30, 2004

•	Form 6-K filed on June 25, 2004

•	Form 6-K filed on June 23, 2004

•	Form 6-K filed on June 23, 2004

•	Form 6-K filed on June 18, 2004

•	Form 6-K filed on June 18, 2004

•	Form 6-K filed on June 16, 2004

•	Form 6-K filed on June 14, 2004

•	Form 6-K filed on June 10, 2004

•	Form 6-K filed on June 10, 2004

•	Form 6-K filed on June 4, 2004

•	Form 6-K filed on June 3, 2004 (technical report on the Sadiola gold mine)

•	Form 6-K filed on June 1, 2004

•	Form 6-K filed on May 28, 2004

•	Form 6-K filed on May 17, 2004

•	Form 6-K filed on May 12, 2004

•	Form 6-K filed on May 11, 2004

•	Form 6-K filed on May 4, 2004

•	Form 6-K filed on April 26, 2004

•	Form 6-K filed on April 15, 2004

•	Form 6-K filed on April 14, 2004

•	Form 6-K filed on April 1, 2004

•	Form 6-K filed on March 11, 2004

•	Form 6-K filed on March 5, 2004

•	Form 6-K filed on February 12, 2004

•	Form 6-K filed on February 4, 2004

      3. Registration Statement on Form 8-A filed November 27, 2002

      4. Any future submissions on Form 40-F or Form 6-K pursuant to Sections 13(a), 13(c) or 15(d) of the Exchange Act made with the SEC under the Exchange Act after the date of this prospectus until the earlier of the date that the offer is consummated or the date the offer is terminated

      We will furnish without charge to you, on written or oral request, a copy of any or all of the above documents, other than exhibits to such documents which are not specifically incorporated by reference therein. You should direct any requests for documents to Investor Relations, Golden Star Resources Ltd., 10901 West Toller Drive, Suite 300, Littleton, Colorado 80127-6312, telephone (303) 830-9000. To obtain timely delivery, you must request the information no later than July 25, 2004, which is five business days before the proposed expiration date of the offer.

      The information relating to us contained in this prospectus is not comprehensive and should be read together with the information contained in the incorporated documents. Descriptions contained or incorporated by reference in this prospectus as to the contents of any contract or other document may not contain all of the information which is of interest to you. You should refer to the copy of the contract or other document filed as an exhibit to our filings.

SUMMARY

      This summary highlights information more fully described elsewhere in this prospectus and may not contain all the information that is important to you. You should read the following summary and the more detailed information about us, the offer, and the common shares provided elsewhere in this prospectus and in the documents incorporated by reference, including the “Risk Factors” section and our consolidated pro forma financial statements and notes. References to “Golden Star,” “we,” “our,” and “us” mean Golden Star Resources Ltd., its predecessors and consolidated subsidiaries, or any one or more of them, as the context requires.

Golden Star Resources Ltd.

      We are an international gold mining and exploration company focused primarily on mining, mining development and exploration in Ghana, West Africa. We own a 90% interest in two properties in Ghana: the Bogoso/ Prestea open pit mine and related properties and the Wassa project. We also own an 81% managing interest in the currently inactive Prestea underground mine in Ghana which is now being explored. We hold interests in gold exploration properties in Ghana, Sierra Leone, Mali, Suriname and French Guiana. Based in Denver, Colorado, we currently employ approximately 1,000 people. The principal executive office of Golden Star is located at 10901 W. Toller Drive, Littleton, Colorado, 80127-6312, U.S.A., telephone number (303) 830-9000. Our registered and records office is located at c/o Koffman Kalef, Suite 1900, 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H4.

      Our common shares are listed and posted for trading on the Toronto Stock Exchange, or TSX, under the symbol “GSC” and on the American Stock Exchange, or AMEX, under the symbol “GSS”.

IAMGold Corporation

      IAMGold is a Canadian company engaged primarily in the exploration for, the development and production of, and the creation and acquisition of royalty interests on, mineral resources properties throughout the world. The registered office and principal executive office of IAMGold is located at 220 Bay Street, 5th Floor, Toronto, Ontario, M5J 2W4, Canada, telephone number (416) 360-4710.

      IAMGold’s common shares are listed on the TSX under the symbol “IMG” and on the AMEX under the symbol “IAG”.

The Amended Offer

      We have extended the expiry time and amended certain conditions to our offer and are now offering, on the terms and subject to the conditions described in this prospectus, to purchase all of the issued and outstanding common shares of IAMGold, on the basis of, at your option:

(i) 1.25 common shares of Golden Star for each common share of IAMGold, which we refer to as the all share option; or

(ii) 1.15 common shares of Golden Star, plus Cdn$0.50 in cash, for each common share of IAMGold which we refer to as the cash and share option;

plus, in either case, Cdn$0.20 in cash for each IAMGold common share deposited, payable in the event that no break fee is paid or payable by IAMGold to Wheaton River Minerals Ltd. in connection with the arrangement that had been proposed with Wheaton River. See “Contingent payment entitlement” in this summary.

      Based on the closing trading price for Golden Star common shares on the TSX on July 13, 2004, the additional 0.1 common share of Golden Star that a shareholder will receive if they choose the all share option has a value of Cdn$0.66. Also based on the closing trading price for Golden Star common shares on the TSX on July 13, 2004, the Cdn$0.50 in cash that a shareholder will receive if they choose the cash and share option would have purchased 0.08 Golden Star common share.

      Assuming that all of the conditions of the offer are satisfied or waived, all IAMGold shareholders whose IAMGold shares are taken up under the offer, including those shareholders who have already deposited their IAMGold shares to the offer, will receive the increased price for their IAMGold shares. Shareholders who properly deposit their IAMGold shares to our offer but who have not properly elected to receive the all share option or the cash and share option are deemed to have elected the all share option with respect to all of their IAMGold shares deposited under our offer.

      Assuming that all of the IAMGold shareholders choose the all share option, that all of the IAMGold shares that are issued and outstanding as of June 4, 2004, and all shares issuable upon exercise of IAMGold options that are in the money as of July 13, 2004, are tendered to the offer and that we take up and pay for such shares under the offer, we will issue approximately 188.4 million Golden Star common shares. If all the IAMGold shareholders elect the all share option and all the shares issuable upon exercise of all IAMGold options outstanding on June 4, 2004 were tendered to the offer and taken up and paid under the offer, the number of Golden Star shares issued would increase to 189.4 million.

      Assuming that all of the IAMGold shareholders choose the cash and shares option, that all of the IAMGold shares that are issued and outstanding as of June 4, 2004, and all of the shares issuable upon exercise of IAMGold options that are in the money as of July 13, 2004, are tendered to the offer and that we take up and pay for such shares under the offer, we will issue approximately 173.3 million Golden Star common shares and pay Cdn$75.4 million, or approximately $56.9 million, in cash. If the shares issuable upon exercise of all IAMGold options were tendered to the offer, and taken up and paid for under the offer in shares and cash, the number of Golden Star shares issued would increase to 174.3 million and the cash paid would increase to Cdn$75.8 million, or $57.1 million.

      If the contingent payment described in “Contingent payment entitlement” below is payable, we will pay to IAMGold shareholders an additional Cdn$30.1 million, or approximately $22.6 million, in cash if all of the IAMGold shares issued and outstanding as of June 4, 2004, and all of the shares issuable upon exercise of IAMGold options that are in the money as of July 13, 2004, are tendered to the offer and taken up and paid under the offer. If the shares issuable upon exercise of all IAMGold options were tendered to the offer, and taken up and paid under the offer, the amounts paid by us in the event a break-fee is not payable would increase to Cdn$30.3 million, or $22.9 million.

      We have applied to the TSX and AMEX to list the common shares of Golden Star issued in exchange for common shares of IAMGold in connection with the offer. Listing will be subject to Golden Star fulfilling all the listing requirements of the exchanges.

      Based on the trading price of the Golden Star and IAMGold shares on the TSX on May 27, 2004 (being the last trading day prior to the announcement of the proposed combination between IAMGold and Golden Star), and without giving effect to the contingent payment referred to under the heading “Contingent payment entitlement,” our offer values each IAMGold share at Cdn$9.05, in the case of the all share option, and Cdn$8.83 in the case of the cash and share option. Our offer represents a premium of approximately 22.6%, in the case of the all share option, and 19.6%, in the case of the cash and share option, to the closing trading price of the IAMGold shares on the TSX on May 27, 2004 of Cdn$7.38. Our offer represents a premium of 21.7% in the case of the all share option and 18.5% under the cash and share option based on the volume weighted average trading price of the Golden Star shares and the IAMGold shares for the 60 trading days ended May 27, 2004 of Cdn$7.42 and Cdn$7.62, respectively, on the TSX. In the event that Golden Star pays the contingent payment to shareholders, the increased offer values each IAMGold share at Cdn$9.25, in the case of the all share option and Cdn$9.03, in the case of the cash and share option, representing a premium of 25.3% in the case of the all share option, and 22.4%, in the case of the cash and share option to the closing trading price of the IAMGold shares on the TSX on May 27, 2004.

      Based on the trading price of the Golden Star shares and the IAMGold shares on the AMEX, and without giving effect to the contingent payment referred to under the heading “Contingent payment entitlement,” our increased offer values each IAMGold share at $6.64, in the case of the all share option, and $6.48, in the case of the cash and share option. Our increased offer represents a premium of approximately 22.2%, in the case of the all share option, and 19.3%, under the cash and share option, to the closing trading price of the IAMGold shares on the AMEX on May 27, 2004 of $5.43. Our offer represents a premium of approximately 23.7% in the case of the all share option, and 20.4% under the cash and share option based on the volume weighted average trading price of the Golden Star shares and the IAMGold shares for the 60 trading days ended May 27, 2004 of $5.65 and $5.71, respectively, on the AMEX. In the event that Golden Star pays the contingent payment to shareholders, the increased offer values each IAMGold share at $6.79, in the case of the all share option, and $6.63, in the case of the cash and share option, representing a premium of 25.0% in the case of the all share option, and 22.1% in the case of the cash and share option to the closing trading price of the IAMGold shares on the AMEX on May 27, 2004.

      The offer is made only for IAMGold shares and not for any options or other rights to acquire IAMGold shares. Any holder of such securities who wishes to accept the offer must, to the extent permitted by the terms thereof and applicable law, fully exercise such options or other rights before the expiry time in order to obtain a certificate representing IAMGold shares and then deposit those IAMGold shares in accordance with the terms of the offer.

Contingent payment entitlement

      Under the arrangement agreement between IAMGold and Wheaton River, a break-fee is payable by IAMGold to Wheaton River, or by Wheaton River to IAMGold, if the arrangement agreement is terminated in certain circumstances as described in this prospectus under the heading “Pre-Offer Agreement with Coeur d’Alene.” In the event that we determine that no break-fee is paid or payable by IAMGold to Wheaton River under the arrangement agreement (as may be amended from time to time), and regardless of whether IAMGold is or is not entitled to a break-fee from Wheaton River or whether IAMGold is or is not entitled to a payment from Wheaton River or Coeur d’Alene under the terms of the agreement we entered into with Coeur d’Alene to net potential break-fees payable by Wheaton River and IAMGold, we will pay to each IAMGold shareholder an additional Cdn$0.20 in cash for each IAMGold share deposited under the offer which we take up and pay for. This contingent payment, if payable, will be paid to shareholders depositing IAMGold shares to our offer as soon as is reasonably practicable once we have definitively determined that no break-fee is paid or payable by IAMGold under the arrangement agreement (as may be amended from time to time). There can be no assurance that IAMGold shareholders will receive the contingent payment or of the timing of such payment.

      On July 6, 2004, the shareholders of IAMGold rejected the proposed merger with Wheaton River. As a result of that vote, the arrangement agreement between IAMGold and Wheaton River terminated and Wheaton River adjourned its shareholder meeting. On July 13, 2004, Coeur d’Alene initiated its formal tender offer for all Wheaton River common shares.

Purpose of the Amended Offer and Acquisition of Remaining Shares

      The purpose of the offer is to enable us to acquire all of the outstanding IAMGold common shares. If we take up and pay for the shares validly deposited under the offer, we intend to cause a meeting of IAMGold shareholders to be held to effect the amalgamation whereby we will acquire any IAMGold shares not deposited to the offer. See “Acquisition of Shares Not Deposited — Subsequent Amalgamation.”

Conditions of the Offer

      We reserve the right to withdraw the offer and not take up and pay for any IAMGold shares deposited under the offer unless all of the conditions of the offer are satisfied or, where permitted, waived. These conditions include, among others, the conditions that (i) not less than 50.1% of the IAMGold shares (on a fully-diluted basis) shall have been validly deposited under the offer and not withdrawn at the expiry time; (ii) we have gained access to non-public information about IAMGold and are satisfied as a result of the review thereof that such information does not contain any facts or other information that would result in a Material Adverse Effect (as defined on p. 29 of this prospectus) to IAMGold if the offer were completed or a change, event, occurrence or state of facts that is or would reasonably be expected to be material and adverse to any of the Material Interests (as defined on p. 30 of this prospectus) or we shall have otherwise determined in our sole judgment that the completion of the offer would not result in a Material Adverse Effect to IAMGold or result in any change, event, occurrence or state of facts that is or would reasonably be expected to be material and adverse to any of the Material Interests; and (iii) the previously-announced plan of arrangement between IAMGold and Wheaton River Minerals Ltd. shall not have been completed. See “The Offer — Conditions of the Offer” in this prospectus.

Manner and Time for Acceptance

      The offer is open for acceptance until 9:00 p.m. (Toronto, Canada time) on July 30, 2004 or until such later time and date to which the offer may be extended by us at our discretion, unless withdrawn by us.

      The offer may be accepted by shareholders by depositing certificates representing IAMGold shares that are being deposited, together with a duly completed and signed letter of transmittal (printed on orange paper), at the offices of CIBC Mellon Trust Company, as depositary, specified in the letter of transmittal at or before the expiry time of the offer. The offer will be deemed to be accepted only if the depositary has actually received these documents at or before the expiry time of the offer. Shareholders whose shares are registered in the name of a broker, dealer, bank, trust company or other nominee should request their nominee to effect the transaction.

      Shareholders whose certificates for IAMGold shares are not immediately available may use the procedures for guaranteed delivery set forth in the notice of guaranteed delivery (printed on yellow paper).

Payment for Deposited Shares

      If all of the conditions of the offer have been satisfied or, where permitted, waived by us, we will become obligated to take up and pay for the IAMGold shares validly deposited under, and not withdrawn from, the offer within the time periods prescribed by applicable securities laws. Any IAMGold shares deposited under the offer after the first date on which shares have been taken up and paid for by us will be taken up within 10 days of that deposit.

Right to Withdraw Deposited Shares

      All deposits of IAMGold shares under the offer are irrevocable, except as provided in the offer. The offer permits withdrawal of the shares deposited under the offer at any time before the IAMGold shares are taken up by us and if such shares have not been paid for by us within three business days after having been taken up. The term “business day” means any day of the week other than a Saturday, Sunday or a statutory or civic holiday observed in Toronto, Canada or Denver, Colorado.

Certain Canadian Federal Income Tax Consequences

      A Canadian resident shareholder who holds IAMGold shares as capital property and who sells such shares pursuant to the offer will be regarded as having disposed of the percentage of each IAMGold share that is exchanged for cash and/or the contingent payment entitlement on a taxable basis and the remaining percentage of each IAMGold share on a tax-deferred “rollover” basis (unless the resident shareholder chooses to report a taxable capital gain or loss on the disposition of such remaining percentage of the IAMGold share).

      A shareholder who is not a resident of Canada who disposes of IAMGold shares pursuant to the offer generally will not be subject to tax under the Tax Act if the IAMGold shares are not “taxable Canadian property” under the Tax Act. See “Certain Canadian Federal Income Tax Considerations.”

Certain U.S. Income Tax Considerations

      We will endeavour to cause the exchange of IAMGold shares pursuant to the offer to be treated as an exchange made pursuant to a reorganization for U.S. income tax purposes. If reorganization treatment applies to the exchange, a U.S. holder who exchanges IAMGold shares and owns, immediately after the exchange, less than 5% of Golden Star (by voting power and value, directly and by attribution) will generally not recognize a capital gain or capital loss for U.S. tax purposes on the receipt of our shares for IAMGold shares, except that gain, if any, will be recognized to the extent of cash received in the exchange, and except with respect to cash received in lieu of a fractional share. If reorganization treatment does not apply to the exchange, the U.S. holder will generally be required to recognize a capital gain or loss. Whether or not reorganization treatment applies, a U.S. holder may recognize additional capital gain or, in some cases, ordinary income, on receipt of the contingent payment of Cdn$0.20 per share and/or the right to receive such amount. See “Certain U.S. Income Tax Considerations.”

Risk Factors

      An investment in Golden Star shares and the business combination with IAMGold are subject to certain risks. Please see “Risk Factors” commencing on page 13 of this prospectus.

Depositary

      CIBC Mellon Trust Company is acting as depositary under the offer. The depositary will be responsible for receiving certificates representing deposited IAMGold shares and accompanying letters of transmittal and other documents. The depositary is also responsible for receiving notices of guaranteed delivery, giving notices, if required, and making payment for all IAMGold shares purchased by us under the terms of the offer.

Financial Advisor, Dealer Manager and Information Agent

      BMO Nesbitt Burns Inc. has been retained to act as our financial advisor. In addition, BMO Nesbitt Burns Inc. and Harris Nesbitt Corp., its U.S. affiliate, have been retained to act as dealer manager in connection with the offer. In Canada, BMO Nesbitt Burns Inc. may form a soliciting dealer group comprised of members of the Investment Dealers Association of Canada and members of the stock exchanges in Canada to solicit acceptances of the offer. In addition, Innisfree M & A Incorporated has been retained to act as Information Agent in connection with the offer.

Summary Golden Star and IAMGold Historical and Pro Forma Financial Data

      The following tables present summary historical consolidated financial information for Golden Star and IAMGold as of and for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 and consolidated financial information for Golden Star and IAMGold as of and for the three-month period ended March 31, 2004, under both U.S. GAAP and Canadian GAAP. The tables also present pro forma consolidated financial information for Golden Star as of and for the year ended December 31, 2003 and the three-month period ended March 31, 2004 after giving effect to the acquisition by Golden Star of all of the IAMGold shares pursuant to the offer, under Canadian GAAP only. This information is derived from and should be read in conjunction with the financial statements and the related notes to those financial statements incorporated by reference in this prospectus, copies of which can be found at www.sec.gov and www.sedar.com.

      The historical information presented for Golden Star and IAMGold as of and for the year ended December 31, 2003 is derived from the historical consolidated financial statements of Golden Star contained in Golden Star’s Annual Report on Form 10-K for the year ended December 31, 2003, and related notes thereto, which are incorporated by reference in this prospectus, and IAMGold’s Annual Report on Form 40-F for the year ended December 31, 2003, and related notes thereto, which are incorporated by reference in this prospectus (except for the report of IAMGold’s independent accountants contained therein which is not incorporated herein by reference because the consent of IAMGold’s independent accountants has not yet been obtained). The historical information for Golden Star and IAMGold as of and for the three months ended March 31, 2004 is derived from the historical consolidated financial statements of Golden Star contained in Golden Star’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, and from IAMGold’s Report on Form 6-K filed May 17, 2004 for the three months ended March 31, 2004, respectively.

      You should read the information below together with the consolidated pro forma financial statements and notes thereto beginning on page F-1, IAMGold’s historical financial statements and related notes, and Golden Star’s historical financial statements and related notes. The pro forma data assumes that Golden Star is the accounting acquiror and that all shareholders elect the all share option. The pro forma data below is presented for informational purposes. You should not rely on the pro forma amounts as being indicative of the financial position of the consolidated company that would have actually occurred had the offer been consummated at or before the periods presented or the future financial position of the consolidated company.

Golden Star Summary of Financial Condition and Pro Forma Financial Data

(Amounts in thousands except per share data)

	Pro Forma	Pro Forma
	as of	as of	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,	December 31,	December 31,	December 31,	December 31,
Cdn GAAP	2004	2003(1)	2004	2003	2002	2001	2000	1999

Cash & equivalents	$133,321	—	$86,017	$89,970	$20,016	$509	$991	$2,905
Working capital	215,012	—	95,148	96,784	21,963	(5,149)	4,452	6,020
Current assets	242,879	—	103,829	104,935	32,843	9,636	12,960	13,957
Total assets	1,267,146	—	229,594	222,391	74,135	36,552	49,469	74,352
Current liabilities	27,867	—	8,681	8,151	10,880	14,785	8,508	7,937
Shareholders’ equity	1,160,413	—	204,187	198,362	49,384	12,342	26,040	40,501

	Pro Forma
	for the Three	Pro Forma for	For the Three
	Months	the Year	Months	For the Year	For the Year	For the Year	For the Year	For the Year
	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	March 31,	December 31,	March 31,	December 31,	December 31,	December 31,	December 31,	December 31,
Cdn GAAP	2004	2003	2004	2003	2002	2001	2000	1999

Revenue	$48,399	$163,827	$19,857	$64,370	$38,802	$24,658	$31,171	$11,254
Net income/(loss)	10,259	33,835	5,194	21,956	4,856	(20,584)	(14,881)	(24,366)
Net income/(loss) per share — basic	$0.032	$0.113	$0.039	$0.198	$0.070	$(0.488)	$(0.400)	$(0.760)

	Pro Forma	Pro Forma
	as of	as of	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,	December 31,	December 31,	December 31,	December 31,
US GAAP	2004(2)	2003	2004	2003	2002	2001	2000	1999

Cash & equivalents	—	$124,700	$86,017	$89,970	$20,016	$509	$991	$2,905
Working capital	—	181,683	95,148	96,784	22,511	(5,149)	4,452	6,020
Current assets	—	202,775	103,829	104,935	33,391	9,636	12,960	13,957
Total assets	—	1,225,518	204,380	200,337	62,644	24,232	24,020	45,635
Current liabilities	—	21,092	8,681	8,151	10,880	14,785	8,508	7,937
Shareholders’ equity	—	1,136,643	184,443	180,417	41,069	1,533	(478)	11,146

	Pro Forma
	for the	Pro Forma	For the
	Three Months	for the Year	Three Months	For the Year	For the Year	For the Year	For the Year	For the Year
	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	March 31,	December 31,	March 31,	December 31,	December 31,	December 31,	December 31,	December 31,
US GAAP	2004(2)	2003(3)	2004	2003	2002	2001	2000	1999

Revenue	—	—	$19,857	$64,370	$38,802	$24,658	$31,171	$11,254
Net income/(loss)	—	21,208	3,396	13,357	6,752	(5,302)	(12,465)	(11,335)
Net income/(loss) per share — basic	—	$0.071	$0.026	$0.120	$0.093	$(0.126)	$(0.330)	$(0.350)

      Golden Star has not paid any cash dividends in the last five years.

IAMGold Summary of Financial Condition

(Amounts in thousands except per share data)

	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	December 31,	December 31,	December 31,	December 31,
Cdn GAAP	2004	2003	2002	2001	2000	1999

Cash & equivalents	$65,745	$66,675	$15,835	$25,332	$36,800	$59,665
Working capital	124,251	118,539	56,884	18,530	15,886	32,745
Current assets	143,437	145,798	73,656	43,494	49,960	65,754
Total assets	451,645	451,141	190,638	176,598	175,795	177,639
Current liabilities	19,186	27,259	16,772	24,964	34,074	33,009
Shareholders’ equity	393,449	386,103	152,006	127,475	118,745	107,432

	For the
	Three Months	For the Year	For the Year	For the Year	For the Year	For the Year
	Ended	Ended	Ended	Ended	Ended	Ended
	March 31,	December 31,	December 31,	December 31,	December 31,	December 31,
Cdn GAAP	2004	2003	2002	2001	2000	1999

Revenue	$27,632	$101,111	$89,824	$81,655	$57,984	$63,461
Net income/(loss)	5,906	15,039	5,535	10,948	10,050	14,119
Net income/(loss) per share — basic	$0.04	$0.11	$0.07	$0.15	$0.14	$0.19

	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	December 31,	December 31,	December 31,	December 31,
US GAAP	2004(2)	2003	2002	2001	2000(4)	1999(4)

Cash & equivalents	—	$53,171	$5,783	$13,988	—	—
Working capital	—	90,382	28,524	9,859	—	—
Current assets	—	103,323	36,714	14,300	—	—
Total assets	—	421,170	161,879	134,328	—	—
Current liabilities	—	12,941	8,190	4,441	—	—
Shareholders’ equity	—	386,804	150,379	125,747	—	—

	For the
	Three Months	For the Year	For the Year	For the Year	For the Year	For the Year
	Ended	Ended	Ended	Ended	Ended	Ended
	March 31,	December 31,	December 31,	December 31,	December 31,	December 31,
US GAAP	2004(2)	2003(3)	2002(3)	2001(3)	2000(4)	1999(4)

Revenue	—	—	—	—	—	—

Net income/(loss)	—	$12,802	$436	$16,563	—	—
Net income/(loss) per share — basic	—	$0.09	$0.01	$0.23	—	—

Dividends per share	—	$0.046	$0.032	$0.031	—	—

(1)	In accordance with the U.S. and Canadian regulatory pronouncements, a Canadian GAAP pro forma balance sheet was not prepared as of December 31, 2003.

(2)	IAMGold’s March 31, 2004 report to shareholders did not present IAMGold’s financial statements in accordance with U.S. GAAP.

(3)	Insufficient data was available in IAMGold’s December 2003 financial statements to determine revenues for the period in accordance with U.S. GAAP.

(4)	IAMGold did not present financial statements in accordance with U.S. GAAP prior to 2001.

Comparative Per Share Information

      The following table sets forth, for the periods indicated, the net income, book value and cash dividends declared per common share data separately for Golden Star and IAMGold on an historical basis and for Golden Star on a pro forma consolidated basis assuming all shareholders elect the all share option. The conversion ratio is 1.25 Golden Star common shares for each IAMGold common share.

		Three Months
	Year Ended	Ended
	December 31,	March 31,
	2003	2004

PRO FORMA CONSOLIDATED
Earnings per share	$0.113	$0.032
Book value per share	$3.59	$3.61
Cash dividends per share	$0.021	$—
GOLDEN STAR HISTORICAL
Earnings per share	$0.198	$0.039
Book value per share	$1.49	$1.53
Cash dividends per share	$—	$—
IAMGOLD HISTORICAL
Earnings per share	$0.105	$0.041
Book value per share	$2.66	$2.70
Cash dividends per share	$0.046	$—

Per Share Market Data

      IAMGold common shares are currently traded on the TSX under the symbol “IMG” and on the AMEX under the symbol “IAG.” Golden Star common shares are currently traded on the TSX under the symbol “GSC” and on the AMEX under the symbol “GSS.” The following table sets forth the closing prices per common share of each of IAMGold and Golden Star as reported on the TSX and the AMEX on (1) May 27, 2004, the last business day preceding the public announcement of our proposed business combination with IAMGold, and (2) July 13, 2004, the most recent trading day practicable before the filing of this prospectus:

	TSX		AMEX

Issuer	May 27, 2004	July 13, 2004	May 27, 2004	July 13, 2004

IAMGold	Cdn$7.38	Cdn$8.64	$5.43	$6.52
Golden Star	Cdn$7.24	Cdn$6.62	$5.31	$4.97

Regulatory Requirements

      The offer will be subject to the approval of each of the TSX and the AMEX as well as certain other regulatory authorities in Canada and the United States. The TSX has conditionally approved the listing of common shares, subject to fulfillment of all of the listing requirements of the TSX.

No Dissenters Rights

      No IAMGold shareholder will have dissenters or appraisal rights in connection with the offer. However, holders of IAMGold shares who do not tender their shares to the offer may have rights of dissent in the event we acquire such IAMGold shares by way of a subsequent amalgamation. See “Acquisition of Shares Not Deposited” in this prospectus.

Non-GAAP Financial Measures

      In this prospectus, the terms “total cash cost” and “cash operating cost” are used on a per ounce of gold basis. Total cash cost per ounce is equivalent to mining operations expenses for the period divided by the number of ounces of gold sold during the period. Cash operating cost per ounce is equivalent to total cash cost per ounce, less production royalties. We have included total cash cost and cash operating cost information to provide investors with information about the cost structure of our mining operations. This information differs from measures of performance determined in accordance with GAAP in Canada and in the United States and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP and may not be comparable to similarly titled measures of other companies.

Statements Regarding Forward-Looking Information

      This prospectus, including Annex A and the pro forma consolidated financial statements of Golden Star and some of the information incorporated by reference in this prospectus, contains forward-looking statements, with respect to our financial condition, results of operations, business prospects, plans, objectives, goals, strategies, future events, capital expenditure, and exploration and development efforts. Words such as “anticipates”, “expects”, “intends”, “plans”, “forecasts”, “projects”, “budgets”, “believes”, “seeks”, “estimates”, “could”, “might”, “should”, and similar expressions identify forward-looking statements. Although we believe that our plans, intentions and expectations reflected in these forward-looking statements are reasonable, we cannot be certain that these plans, intentions or expectations will be achieved. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained or incorporated by reference in this prospectus. These statements include comments regarding: operations and synergies of the combined company, the establishment and estimates of mineral reserves and mineral resources, production, production commencement dates, productions costs, cash operating costs per ounce, total cash costs per ounce, grade, processing capacity, potential mine life, feasibility studies, development costs, capital and operating expenditures, exploration, the closing of certain transactions including acquisitions and offerings, our expansion plans for Bogoso/Prestea, and the start-up of Wassa.

      The following factors related to this business combination could cause actual results to differ materially from the forward-looking statements: lack of IAMGold shareholder support for the transaction proposed by Golden Star; the business of Golden Star and IAMGold may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; and the expected combination benefits from the Golden Star/IAMGold transaction may not be fully realized or realized within the expected time frame. In addition, the factors described below and in the “Risk Factors” in this prospectus may cause actual results to differ:

•	unexpected changes in business and economic conditions;

•	significant increases or decreases in gold prices;

•	changes in interest rates and currency exchange rates;

•	timing and amount of production;

•	unanticipated grade changes;

•	unanticipated recovery rates or production problems;

•	changes in mining, processing and overhead costs;

•	changes in metallurgy and processing technology;

•	access and availability of materials, equipment, supplies, labor and supervision, power and water;

•	determination of mineral reserves and mineral resources;

•	availability of drill rigs;

•	changes in project parameters;

•	costs and timing of development of new mineral reserves;

•	results of current and future exploration activities;

•	results of pending and future feasibility studies;

•	joint venture relationships;

•	political or economic instability, either globally or in the countries in which we operate;

•	local and community impacts and issues;

•	timing of receipt of government approvals;

•	accidents and labor disputes;

•	environmental costs and risks;

•	competitive factors, including competition for property acquisitions; and

•	availability of capital at reasonable rates or at all.

      These factors are not intended to represent a complete list of the general or specific factors that could affect us. We might note additional factors elsewhere in this prospectus, and in any documents incorporated by reference into this prospectus. We undertake no obligation to update forward-looking statements.

Reporting Currencies and Financial Principles

      All references to “$” or “dollars” in this document refer to United States dollars, unless otherwise indicated. All financial information contained in this prospectus is reported in U.S. dollars unless otherwise noted.

      Our financial statements are prepared in accordance with generally accepted accounting principles (GAAP) in Canada, which we refer to as Canadian GAAP. We provide certain information reconciling our financial information with GAAP in the United States, which we refer to as U.S. GAAP. IAMGold’s audited consolidated financial statements and the notes thereto are stated by IAMGold to have been prepared in accordance with Canadian GAAP.

Information Concerning IAMGold

      Except as otherwise indicated, the information concerning IAMGold contained in this prospectus has been taken from or is based upon publicly available documents and records on file with Canadian securities regulatory authorities, the SEC and other public sources. Although we have no knowledge that would indicate that any statements contained herein concerning IAMGold taken from or based upon such documents and records are untrue or incomplete, neither Golden Star nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, including any IAMGold financial statements, or for any failure by IAMGold to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to us. We have no means of verifying the accuracy or completeness of any of the information contained in this prospectus that is derived from IAMGold’s publicly available documents or records or whether there has been any failure by IAMGold to disclose events that may have occurred or may affect the significance or accuracy of any information.

Exchange Rates

      The following table sets forth the exchange rate for one U.S. dollar expressed in Canadian dollars, for each period indicated, the average of such exchange rates, and the exchange rate at the end of such period, based upon the noon rates provided by the Bank of Canada:

	Three Months
	Ended	Year Ended December 31,
	March 31,
	2004	2003	2002	2001	2000	1999

Rate at end of period	1.3105	1.2924	1.5796	1.5926	1.5002	1.4433
Average rate for period	1.3179	1.4015	1.5704	1.5484	1.4852	1.4858

      On May 27, 2004, the last trading day prior to the announcement of our proposed business combination with IAMGold, the exchange rate for one U.S. dollar expressed in Canadian dollars based upon the noon rates provided by the Bank of Canada was Cdn$1.3577. On July 13, 2004, the exchange rate for one U.S. dollar expressed in Canadian dollars based upon the noon rates provided by the Bank of Canada was Cdn$1.3259.

RISK FACTORS

      An investment in our common shares involves a high degree of risk. You should consider the following discussion of risks in addition to the other information in this prospectus before tendering and exchanging your shares for our common shares. In addition to historical information, the information in this prospectus contains “forward-looking” statements about our future business and performance. Our actual operating results and financial performance may be very different from what we expect as of the date of this prospectus. The risks below address some of the factors that may affect our future operating results and financial performance. You should also consider the specific risks associated with IAMGold’s business, which are described in IAMGold’s annual report on Form 40-F for the year ended December 31, 2003, and incorporated by reference in this prospectus.

Business Combination Risks

You may receive Golden Star shares with a market value lower than you expected.

      Golden Star is offering to pay either, at your option, (i) 1.25 Golden Star common shares for each IAMGold common share, or (ii) 1.15 Golden Star common shares plus Cdn$0.50 in cash for each IAMGold common share, tendered to the offer and not withdrawn. Based on the closing prices of the IAMGold shares and Golden Star shares on the TSX on May 27, 2004, the date the proposal for a business combination was made, this represents a premium to IAMGold shareholders of 22.6% under the all share option or 19.6% under the cash and share option. If the market price of Golden Star shares declines and/or if the market price of IAMGold shares increases, the value of the consideration received by IAMGold shareholders will decline as well. For example, during the twelve month period ending on July 13, 2004 (the most recent practicable date prior to the date of this prospectus), the closing price of Golden Star shares on the TSX varied from a low of Cdn$3.42 to a high of Cdn$10.77 and ended that period at Cdn$6.62. Variations like these may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of Golden Star, market assessments of the likelihood the offer will be consummated, regulatory considerations, general market and economic conditions and other factors over which Golden Star has no control.

We have not been given an opportunity to verify the reliability of the information regarding IAMGold included in, or which may have been omitted from, this prospectus.

      In respect of information relating to IAMGold presented in, or due to lack of information omitted from, this prospectus, including all IAMGold financial information, we have relied exclusively upon publicly available information. Any inaccuracy in IAMGold’s publicly available information, or in the information about IAMGold contained in this prospectus, could result in unanticipated liabilities or expenses, increase the cost of integrating the two companies or adversely affect the operational plans of the combined company and its results of operations and financial condition.

Change of control provisions in IAMGold’s agreements triggered upon the acquisition of IAMGold may lead to adverse consequences.

      IAMGold may be a party to agreements that contain change of control provisions that may be triggered following completion of the offer since Golden Star will hold IAMGold shares representing a majority of the voting rights of IAMGold. The operation of these change of control provisions, if triggered, could result in unanticipated expenses following the consummation of the offer or adversely affect the operations of IAMGold’s joint ventures, which are its primary source of revenue. Unless these change of control provisions are waived by the other party, the operation of any of these provisions could adversely affect the operations and financial condition of the combined company.

If we acquire IAMGold, IAMGold may be required to pay a break fee of approximately $23 million.

      Under the arrangement agreement between IAMGold and Wheaton River, one or both parties may be required to pay break fees to the other if the arrangement agreement is terminated in certain circumstances. We have agreed with Coeur d’Alene Mines Corporation, who has proposed a business combination with Wheaton River that, if we combine with IAMGold and Coeur d’Alene combines with Wheaton River, Coeur d’Alene will pay us $26 million, in lieu of any break fees that would otherwise be payable by IAMGold or Wheaton River. On July 6, 2004 the shareholders of IAMGold rejected the proposed merger with Wheaton River. As a result of that vote, the arrangement agreement between IAMGold and Wheaton River terminated and Wheaton River adjourned its shareholder meeting. If we combine with IAMGold and a break-fee is payable by IAMGold, but Coeur d’Alene does not combine with Wheaton River, we and IAMGold would be required to pay approximately $23 million to Wheaton River. There can be no assurance that Coeur d’Alene will combine with Wheaton River or that we, as a result of owning IAMGold, will not be required to pay a $23 million break-fee. It is assumed in the pro forma consolidated financial statements attached to this prospectus that we will pay $23 million to Wheaton River.

The integration of Golden Star and IAMGold may not occur as planned.

      The offer has been made with the expectation that its successful completion will result in Golden Star obtaining enough shares of IAMGold to cause IAMGold to take actions that will result in increased earnings and cost savings by taking advantage of the synergies of consolidation and enhanced growth opportunities of the combined company. The revised offer reducing the minimum tender condition to 50.1% may make more difficult or delay combining the IAMGold and Golden Star operations and achieving the anticipated benefits. Also these anticipated benefits will depend in part on whether Golden Star’s and IAMGold’s operations can be integrated in an efficient and effective manner. Most operational and strategic decisions, and certain staffing decisions, with respect to the combined company have not yet been made. These decisions and the integration of the two companies will present challenges to management, including the integration of systems and personnel of the two companies, and special risks, including possible unanticipated liabilities, unanticipated costs, and the loss of key employees.

Failure to retain key employees of IAMGold could adversely affect Golden Star after the offer.

      The performance of IAMGold’s operations after the offer could be adversely affected if the combined company cannot retain selected key employees to assist in the integration of IAMGold and Golden Star. If the combined company does not retain certain of IAMGold’s key executives, or if the key executives exercise their rights to terminate their employment agreements following completion of the offer, based on IAMGold’s public disclosure, we believe that IAMGold would be required to pay severance payments totaling approximately Cdn$3 million.

After the consummation of the offer, IAMGold would become a majority-owned subsidiary of Golden Star, and our interest could differ from yours.

      After the consummation of the offer, we would have the power to elect the directors, appoint new management, and, assuming we take up and pay for 66 2/3% of IAMGold shares, approve certain actions requiring the approval of IAMGold shareholders, including adopting certain amendments to IAMGold’s constating documents and approving mergers or sales of IAMGold’s assets. In particular, after the consummation of the offer we intend to acquire all of the IAMGold shares not deposited under the offer by amalgamation or statutory arrangement whereby the operations of IAMGold and Golden Star are combined. However, due to the amended minimum tender condition, we may not be able to purchase enough shares of IAMGold in the offer to control or cause all corporate actions of IAMGold, including the subsequent amalgamation, which we believe are important to achieving the increased earnings, cost savings and synergies for the combined company. Our interests with respect to IAMGold may differ from those of any remaining minority shareholders.

The exchange of IAMGold shares pursuant to the offer may be taxable for U.S. holders.

      We will endeavour to cause the exchange of IAMGold shares pursuant to the offer to be treated as an exchange made pursuant to a reorganization for U.S. income tax purposes. There can be no assurance that reorganization treatment will apply to the exchanges and reorganization treatment might become unavailable as a result of events that are outside our control. Reorganization treatment will not apply to the exchange if we are unable to effect a subsequent amalgamation of IAMGold with Golden Star or a direct subsidiary of Golden Star. If reorganization treatment applies to the exchange, a U.S. holder who exchanges IAMGold shares and owns, immediately after the exchange, less than 5% of Golden Star (by voting power and value, directly and by attribution) will generally not recognize a capital gain or capital loss for U.S. tax purposes on the receipt of Golden Star shares for IAMGold shares, except that gain, if any, will be recognized to the extent of cash received in the exchange, and except with respect to cash received in lieu of a fractional share. If reorganization treatment does not apply to the exchange, the U.S. holder will generally be required to recognize a capital gain or loss. Whether or not reorganization treatment applies, a U.S. holder may recognize additional capital gain or, in some cases, ordinary income, on receipt of the contingent payment of Cdn$0.20 per share and/or the right to receive such amount.

We have not paid dividends in the past.

      We have not previously paid dividends on our common shares. Although we may pay dividends in the future, there can be no assurance that we will do so.

Financial Risks

Our business is substantially dependent on gold prices.

      The price of our common shares, our financial results and our exploration, development and mining activities have previously been, and would in the future be, significantly adversely affected by fluctuations in the price of gold. The price of gold is volatile and is affected by numerous factors beyond our control such as the sale or purchase of gold by various central banks and financial institutions, inflation or deflation, fluctuation in the value of the US dollar and foreign currencies, global and regional demand, and the political and economic conditions of major gold-producing countries throughout the world. If gold prices were to decline significantly or for an extended period of time, we might be unable to continue our operations, develop our properties or fulfill our obligations under our agreements with our partners or under our permits and licenses. As a result, we could lose our interest in, or be forced to sell, some of our properties.

      Furthermore, mineral reserve calculations and life-of-mine plans using significantly lower gold prices could result in reduced estimates of mineral reserves and non-reserve mineral resources and in material write-downs of our investment in mining properties and increased amortization, reclamation and closure charges.

We have recorded substantial losses in the past.

      While we had earnings of $5.2 million in the first quarter of 2004, $22.0 million and $4.9 million in 2003 and 2002, respectively, we reported net losses of $20.6 million in 2001, $14.9 million in 2000, and $24.4 million in 1999. Numerous factors, including declining gold prices, lower than expected ore grades or higher than expected operating costs, and impairment write-offs of mine property and/or exploration property costs, could cause us to become unprofitable in the future. Any future operating losses could make financing our operations and our business strategy, or raising additional capital, difficult or impossible and could materially and adversely affect our operating results and financial condition.

Our obligations could strain our financial position and impede our business strategy.

      We have total debts and liabilities as of March 31, 2004 of $17.2 million, including $0.8 million payable to financial institutions, $8.5 million of current trade payables and accrued current liabilities and $7.9 million in environmental rehabilitation liabilities. We expect that our indebtedness and other liabilities will increase as a result of our corporate development activities. This indebtedness could have important consequences, including the following:

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, operating and exploration costs and other general corporate requirements;

•	requiring us to dedicate a significant portion of our cash flow from operations to make debt service payments, which would reduce our ability to fund working capital, capital expenditures, operating and exploration costs and other general corporate requirements;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry; and

•	placing us at a disadvantage when compared to our competitors that have less debt relative to their market capitalization.

Our estimates of mineral reserves and non-reserves could be inaccurate.

      There are numerous uncertainties inherent in estimating proven and probable mineral reserves and measured, indicated and inferred mineral resources, including many factors beyond our control. The accuracy of estimates of mineral reserves and non-reserves is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation, which could prove to be unreliable. There can be no assurance that these estimates will be accurate, that mineral reserves and non-reserves figures will be accurate, or that mineral reserves or non-reserves could be mined or processed profitably.

      Fluctuation in gold prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate could require revision of the estimate. The volume and grade of mineral reserves mined and processed and recovery rates might not be the same as currently anticipated. Any material reductions in estimates of our mineral reserves and non-reserves, or of our ability to extract these mineral reserves and non-reserves, could have a material adverse effect on our results of operations and financial condition.

We currently have only one source of significant operational cash flows.

      While we have recently received significant infusions of cash from sales of equity, our only current significant internal source of funds is operational cash flows from Bogoso/Prestea. We expect to commence production at Wassa in the third quarter of 2004, although there can be no assurance that our Wassa production goals will be achieved. Following the combination with IAMGold, we would also have cash flow from IAMGold’s minority interests in the Sadiola, Yatela, Tarkwa and Damang gold mines. There can be no assurance that we will receive distributions or payments from these interests in accordance with our expectations. The anticipated continuing exploration and development of our properties will require significant expenditures over the next several years. We expect that these expenditures will exceed free cash flows generated by Bogoso/Prestea during that period, and therefore we expect to use our excess cash and in the future to require additional outside capital. Lower gold prices during the five years prior to 2002 adversely affected our ability to obtain financing, and recurring lower gold prices could have similar effects in the future. We cannot assure you that in the future we will be able to obtain adequate financing on acceptable terms. If we are unable to obtain additional financing, we might need to delay or indefinitely postpone further exploration and development of our properties, and as a result, we could lose our interest in, or could be forced to sell, some of our properties.

Implementation of a hedging program might be unsuccessful and incur losses.

      We continue to review whether or not, in light of the potential for gold prices to fall, it would be appropriate to establish a hedging program. To date, we have not decided to implement a hedging program, although we have purchased and expect to continue to purchase puts from time to time, which give us the right to sell gold in the future at a fixed price. The implementation of a hedging program might not, however, protect adequately against declines in the price of gold.

      In addition, although a hedging program could protect us from a decline in the price of gold, it might also prevent us from benefiting fully from price increases. For example, as part of a hedging program, we could be obligated to sell gold at a price lower than the then-current market price. Finally, if unsuccessful, the costs of any hedging program could further deplete our financial resources.

      IAMGold has hedged a portion of its production. Therefore, the combined company may not realize fully the benefits of gold price increases with respect to the ounces hedged.

We are subject to fluctuations in currency exchange rates, which could materially adversely affect our financial position.

      Our revenues are in U.S. dollars, and we maintain most of our working capital in U.S. dollars or U.S. dollar denominated securities. We convert funds to foreign currencies as payment obligations become due. A significant portion of the operating costs at Bogoso/ Prestea is based on the Ghanaian currency, the Cedi. We are required to convert into Cedis only 20% of the foreign exchange proceeds that we receive from selling gold, but the Government of Ghana could require us to convert a higher percentage of such sales proceeds into Cedis in the future. In addition, we currently have future obligations that are payable in Euros, and receivables collectible in Euros. We obtain construction and other services and materials and supplies from providers in South Africa and other countries, and the costs of those services could increase due to changes in the value of the South African Rand or other currencies. Accordingly, we are subject to fluctuations in the rates of currency exchange between the U.S. dollar and these currencies, and such fluctuations could materially affect our financial position and results of operations. Consequently, construction, development and other costs might be higher than we anticipate. We currently do not hedge against currency exchange risks, although we might do so from time to time in the future. There can be no assurance that implementation of a currency hedging program would adequately protect us from the effects of fluctuation in currency exchange rates.

There could be no opportunity to evaluate the merits or risks of any future acquisition undertaken by us.

      As a key element of our growth strategy, we have stepped up the active pursuit of acquisitions of producing, development and advanced stage exploration properties and companies. Whether or not we are successful in acquiring IAMGold, we plan to continue to actively investigate potential acquisition and merger candidates. Risks related to acquiring and operating acquired properties and companies could have a material adverse effect on our results of operations and financial condition. In addition, to acquire properties and companies, we would use our available cash, incur debt, issue our common shares or other securities, or a combination of any one or more of these. This could limit our flexibility to raise capital, to operate, explore and develop our properties and to make additional acquisitions, and could further dilute and decrease the trading price of our common shares. Acquisition transactions in our business are often initiated and completed over a particularly short period of time. There could be no opportunity for our shareholders to evaluate the merits or risks of any future acquisition undertaken by us except as required by applicable laws and regulations.

Risks inherent in acquisitions that we might undertake could adversely affect our growth and financial condition.

      We are actively pursuing the acquisition of producing, development and advanced stage exploration properties and companies, and have recently completed the acquisition and joint venture of exploration and development properties in Ghana, Sierra Leone and Mali. From time to time, we might acquire securities of or other interests in companies with which we could enter into acquisitions or other transactions. Acquisition transactions involve inherent risks, including:

•	accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;

•	ability to achieve identified and anticipated operating and financial synergies;

•	unanticipated costs;

•	diversion of management attention from existing business;

•	potential loss of our key employees or the key employees of any business we acquire;

•	unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition; and

•	decline in the value of acquired properties, companies or securities.

      Any one or more of these factors or other risks could cause us not to realize the benefits anticipated to result from the acquisition of properties or companies, and could have a material adverse effect on our ability to grow and on our financial condition.

We are subject to litigation risks.

      All industries, including the mining industry, are subject to legal claims, with and without merit. We are involved in various routine legal proceedings, which include labour matters such as unfair termination claims, supplier matters and property issues incidental to our business. We believe it is unlikely that the final outcome of these legal proceedings will have a material adverse effect on our financial position or results of operation. However, defense and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal proceeding will not have a material effect on our financial position or results of operations.

Operational Risks

The technology, capital costs and cost of production of refractory mineral reserves and non-reserves at Bogoso/ Prestea remain subject to a number of uncertainties, including funding uncertainties.

      Based upon the completion of our Bogoso sulfide project feasibility study in 2001 and its subsequent review by a qualified person under National Instrument 43-101, the refractory material at Bogoso/Prestea has been included in our proven and probable mineral reserves. While the sulfide project feasibility study indicated that refractory mineral reserves can be profitably mined and processed at current gold prices, the capital cost to upgrade the Bogoso processing plant with a bio-oxidation or BIOX circuit to process refractory ore, together with related mining equipment, and facilities, is significant. The capital cost of the sulfide project together with our other Bogoso/Prestea expansion plans including capitalized exploration, mine development, and expanding the mining fleet is expected to be approximately $70 million expected to be spent in 2004 and 2005. We cannot assure you that we will have access to capital, whether from internal or external sources, in the required amounts or on acceptable terms. While the processing technology envisioned in the feasibility study has been successfully utilized at other mines, we cannot assure you, in spite of our testing, engineering and analysis that the technology will perform successfully at commercial production levels on the Bogoso/Prestea refractory sulfide ores. Therefore, we cannot assure you that our production estimates can be achieved.

Completion of our development projects is subject to a number of uncertainties.

      We have completed a feasibility study regarding the development of and commencement of production at Wassa in Ghana using conventional CIL processing techniques and have commenced development of the Wassa mine. We cannot assure you that production will commence when we currently anticipate. We have not yet completed technical studies for the projected $70 million expansion of Bogoso/ Prestea. The IAMGold 18.9% owned Tarkwa mine is currently being expanded. The management of mine development projects and start-up of new operations are complex. We do not have a company history of simultaneously managing two significant development projects and an ongoing operation. We cannot assure you that these development projects will be completed at the cost and on the schedule predicted, or that gold grades and recoveries, production rates or costs anticipated will be achieved. Any development of Wassa and the expansion of Bogoso/ Prestea are subject to all of the risks described in this prospectus, including “Risk Factors — Operational Risks — The development and operation of our mining projects involve numerous uncertainties.”

Declining gold prices could reduce our estimates of mineral reserves and non-reserves and could result in delays in development until we can make new estimates and determine new potential economic development options under the lower gold price assumptions.

      In addition to adversely affecting our mineral reserve estimates and our financial condition, declining gold prices could impact operations by requiring a reassessment of the feasibility of all or a portion of a particular project. A reassessment might be the result of a management decision or could be required under financing arrangements related to the project. Even if the project is ultimately determined to be economically viable, the need to conduct a reassessment could cause substantial delays or might interrupt operations until the reassessment can be completed.

We are subject to a number of operational hazards that can delay production or result in liability to us.

      Our activities are subject to a number of risks and hazards including:

•	environmental hazards;

•	discharge of pollutants or hazardous chemicals;

•	industrial accidents;

•	labour disputes and shortages;

•	supply and shipping problems and delays;

•	shortage of equipment and contractor availability;

•	difficulty in applying technology such as biooxidation processing;

•	unusual or unexpected geological or operating conditions;

•	slope failures;

•	cave-ins of underground workings;

•	failure of pit walls or dams;

•	fire;

•	changes in the regulatory environment; and

•	natural phenomena such as inclement weather conditions, floods and earthquakes.

      These or other occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, delayed production, monetary losses and possible legal liability. We could incur liabilities as a result of pollution and other casualties. Satisfying such liabilities could be very costly and could have a material adverse effect on our financial position and results of operations.

Our mining operations are subject to numerous environmental laws, regulations and permitting requirements that can delay production and adversely affect operating and development costs.

      We cannot assure you that compliance with existing regulations governing the discharge of materials into the environment, or otherwise relating to environmental protection, in the jurisdictions where we have projects will not have a material adverse effect on our exploration activities, results of operations or competitive position. New or expanded regulations, if adopted, could affect the exploration or development of our projects or otherwise have a material adverse effect on our operations.

      A significant portion of our recently acquired Dunkwa property and portions of our Wassa development property as well as some of our exploration properties in Ghana are located within forest reserve areas. Although Dunkwa and Wassa have been identified by the Government of Ghana as eligible for mining permits subject to normal procedures and a site inspection, there can be no assurance that permits for projects in forest reserve areas will be issued in a timely fashion, or at all, or that such permits will not contain special requirements with which it is burdensome or expensive to comply.

      Our relocation of the processing plant to Bondaye near Prestea, conversion of the existing Bogoso/ Prestea processing plant to process refractory sulfide and other activities will require mining and other permits from the Government of Ghana. There can be no assurance that all of these permits will be issued on a timely basis or at all, or that the permits issued will not be subject to requirements or conditions with which it is burdensome or expensive to comply. This could adversely affect our projected production commencement dates, production amounts and costs.

      As a result of the foregoing risks, project expenditures, production quantities and rates and cash operating costs, among other things, could be materially and adversely affected and could differ materially from anticipated expenditures, production quantities and rates, and costs. In addition, estimated production dates could be delayed materially. Any such events could materially and adversely affect our business, financial condition, results of operations and cash flows.

The development and operation of our mining projects involve numerous uncertainties.

      Mine development projects, including our ongoing development at Wassa and anticipated expansion at Bogoso/ Prestea, typically require a number of years and significant expenditures during the development phase before production is possible.

      Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits and receipt of adequate financing. The economic feasibility of development projects is based on many factors such as:

•	estimation of mineral reserves and mineral resources;

•	anticipated metallurgical recovery rates;

•	environmental considerations and permitting;

•	future gold prices; and

•	anticipated capital and operating costs of such projects.

      Our mine development projects could have limited relevant operating history upon which to base estimates of future operating costs and capital requirements. Estimates of proven and probable mineral reserves and operating costs determined in feasibility studies are based on geologic and engineering analyses and might not prove to be accurate.

      Any of the following events, among others, could affect the profitability or economic feasibility of a project:

•	unanticipated changes in grade and tonnage of ore to be mined and processed;

•	unanticipated adverse geotechnical and process recovery conditions;

•	incorrect data on which engineering assumptions are made;

•	costs of constructing and operating a mine in a specific environment;

•	availability and cost of processing and refining facilities;

•	availability of economic sources of power;

•	adequacy of water supply;

•	adequate access to the site including competing land uses (such as agriculture and illegal mining);

•	unanticipated transportation costs;

•	government regulations (including regulations relating to prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands);

•	fluctuations in gold prices; and

•	accidents, labour actions and force majeure events.

      Adverse effects on the operations or further development of a project could also adversely affect our business, financial condition, results of operations and cash flow. Because of these uncertainties, and others identified in “Risk Factors”, there can be no assurance that our production estimates at Bogoso/ Prestea and Wassa can or will be achieved.

We need to continually obtain additional mineral reserves for gold production.

      Because mines have limited lives based on proven and probable mineral reserves, we must continually replace and expand our mineral reserves as our mines produce gold. At current average production rates, we estimate that Bogoso/Prestea has over ten years of mine life, but our estimates might not be correct and the mine life would be shortened if we expand production. Our ability to maintain or increase our annual production of gold will be dependent in significant part on our ability to bring new mines into production and to expand or extend the life of existing mines.

Gold exploration is highly speculative, involves substantial expenditures, and is frequently non-productive.

      Gold exploration, including the exploration of the Prestea Underground, involves a high degree of risk and exploration projects are frequently unsuccessful. Few prospects that are explored end up being ultimately developed into producing mines. To the extent that we continue to be involved in gold exploration, the long-term success of our operations will be related to the cost and success of our exploration programs. We cannot assure you that our gold exploration efforts will be successful. The success of gold exploration is determined in part on the following factors:

•	the identification of potential gold mineralization based on superficial analysis;

•	the quality of our management and our geological and technical expertise; and

•	the capital available for exploration and development.

      Substantial expenditures are required to determine if a project has economically mineable mineralization. It could take several years to establish proven and probable mineral reserves and to develop and construct mining and processing facilities. As a result of these uncertainties, we cannot assure you that current and future exploration programs will result in the discovery of mineral reserves, the expansion of our existing mineral reserves and the development of mines.

We face competition from other mining companies in connection with the acquisition of properties.

      We face strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities. As a result of this competition, we might be unable to maintain or acquire attractive mining properties on terms we consider acceptable or at all. Consequently, our revenues, operations and financial condition could be materially adversely affected.

Title to our mineral properties could be challenged.

      Our policy is to seek to confirm the validity of our rights to title to, or contract rights with respect to, each mineral property in which we have a material interest. However, we cannot guarantee that title to our properties will not be challenged. Title insurance generally is not available, and our ability to ensure that we have obtained secure claim to individual mineral properties or mining concessions could be severely constrained. We might not have conducted surveys of all of the properties in which we hold direct or indirect interests and, therefore, their precise area and location could be in doubt. Accordingly, our mineral properties could be subject to prior unregistered agreements, transfers or claims, and title could be affected by, among other things, undetected defects. In addition, we might be unable to operate our properties as permitted or to enforce our rights with respect to our properties.

We depend on the services of key executives.

      We are dependent on the services of key executives including our President and Chief Executive Officer and a small number of highly skilled and experienced executives and personnel. Due to the relatively small size of our company, the loss of these persons or our inability to attract and retain additional highly skilled employees could adversely affect the exploration and development of our properties, which could have a material adverse effect on our business and future operations.

      The period of weak gold prices prior to 2002 resulted in the depletion in the number of trained and experienced professionals and managers in our industry. Higher gold prices have resulted in an increased demand for these people, and it could therefore be more difficult to attract or retain such experienced professionals and managers without significantly increasing the cost to Golden Star.

Our insurance coverage could be insufficient.

      Our business is subject to a number of risks and hazards generally, including:

•	adverse environmental conditions;

•	industrial accidents;

•	labour disputes;

•	unusual or unexpected geological conditions;

•	ground or slope failures;

•	cave-ins;

•	changes in the regulatory environment; and

•	natural phenomena such as inclement weather conditions, floods and earthquakes.

•	political risks including expropriation and civil war

      Such occurrences could result in:

•	damage to mineral properties or production facilities;

•	personal injury or death;

•	loss of legitimate title to properties

•	environmental damage to our properties or the properties of others;

•	delays in mining;

•	monetary losses; and

•	possible legal liability.

      Although we maintain insurance in amounts that we believe to be reasonable, our insurance might not cover all the potential risks associated with our business. We might also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage might not continue to be available or might not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to us or to other companies in the mining industry on acceptable terms. We might also become subject to liability for pollution or other hazards which we cannot insure against or which we might elect not to insure against because of premium costs or other reasons. Losses from these events might cause us to incur significant costs that could have a material adverse effect upon our financial performance and results of operations.

Governmental and Regulatory Risks

As a holding company, limitations on the ability of our operating subsidiaries to make distributions to us could adversely affect the funding of our operations.

      We are a holding company that conducts operations through foreign (principally African) subsidiaries and joint ventures, and substantially all of our assets consist of equity in these entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and these entities, or among these entities, could restrict our ability to fund our operations efficiently. Any such limitations, or the perception that such limitations might exist now or in the future, could have an adverse impact on our valuation and stock price.

We are subject to changes in the regulatory environment where we operate.

      Our mining operations and exploration activities are subject to extensive regulation governing various matters, including:

•	licensing

•	production

•	taxes

•	water disposal

•	toxic substances

•	mine safety

•	development and permitting

•	exports

•	imports

•	labour standards

•	occupational health and safety

•	environmental protections

      Compliance with these regulations increases the costs of the following:

•	planning

•	designing

•	drilling

•	operating

•	developing

•	constructing

•	closure and reclamation

      We believe that we are in substantial compliance with current laws and regulations in Ghana and elsewhere. However, these laws and regulations are subject to frequent change and reinterpretation. Due to the substantial increase in mining development during 2003 in Ghana, the Government of Ghana has been reviewing the adequacy of reclamation bonds and guarantees throughout the country and in some cases has requested higher levels of bonding than previously had been required. There can be no assurance that our bonds would not increase. Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation or interpretation of these laws and regulations could have a material adverse impact on us, cause a reduction in levels of production and delay or prevent the development or expansion of our properties in Ghana.

      Government regulations limit the proceeds from gold sales that could be withdrawn from Ghana. Changes in regulations that increase these restrictions could have a material adverse impact on us, as Bogoso/ Prestea is currently our only source of internally generated operating cash flows.

The Government of Ghana has the right to participate in the ownership and control of certain subsidiaries.

      The Government of Ghana currently has a 10% carried interest in our subsidiaries that own our Bogoso/ Prestea mine, Wassa development property and Prestea Underground property. The Government of Ghana also has: (a) the right to acquire up to an additional 20% equity interest in each of these subsidiaries for a price to be determined by agreement or arbitration; (b) the right to acquire a special share or golden share in such subsidiaries at any time for no consideration or such consideration as the Government of Ghana and such subsidiaries might agree; and (c) a pre-emptive right to purchase all gold and other minerals produced by such subsidiaries. We cannot assure you that the Government of Ghana would not seek to exercise one or more of these rights, which could reduce our equity interest. A reduction in our equity interest could reduce our income or cash flows from Bogoso/Prestea and/or reduce our anticipated income or cash flows from Wassa, reducing amounts available to us for reinvestment and adversely affecting our ability to take certain actions.

We are subject to risks relating to exploration, development and operations in foreign countries.

      Certain laws, regulations and statutory provisions in certain countries in which we have mineral rights could, as they are currently written, have a material negative impact on our ability to develop or operate a commercial mine. For countries where we have exploration or development stage projects, we intend to negotiate mineral agreements with the governments of these countries and seek variances or otherwise be exempted from the provisions of these laws, regulations and/or statutory provisions. We cannot assure you, however, that we will be successful in obtaining mineral agreements or variances or exemptions on commercially acceptable terms.

      Our assets and operations are affected by various political and economic uncertainties, including:

•	the risks of war, civil unrest, coups or other violent or unexpected changes in government;

•	political instability and violence;

•	expropriation and nationalization;

•	renegotiation or nullification of existing concessions, licenses, permits, and contracts;

•	illegal mining;

•	changes in taxation policies;

•	restrictions on foreign exchange and repatriation; and

•	changing political conditions, currency controls, and governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Illegal mining occurs on our properties, is difficult to control, can disrupt our business and can expose us to liability.

      Artisanal miners illegally work on our properties from time to time, despite the fact that we have hired security personnel to protect our properties. The presence of illegal miners could lead to project delays and disputes regarding the development or operation of commercial gold deposits. The work performed by the illegal miners could cause environmental damage or other damage to our properties, or personal injury or death for which we could potentially be held responsible. Extensive illegal mining could result in surface depletion of mineral deposits, potentially making the future mining of such deposits uneconomic.

Our activities are subject to complex laws, regulations and accounting standards that can adversely affect operating and development costs, the timing of operations, the ability to operate and financial results.

      Our business, mining operations and exploration and development activities are subject to extensive Canadian, US, Ghanaian and other foreign, federal, state, provincial, territorial and local laws and regulations governing exploration, development, production, exports, taxes, labour standards, waste disposal, protection of the environment, reclamation, historic and cultural resource preservation, mine safety and occupational health, toxic substances, reporting and other matters, as well as accounting standards. Compliance with these laws, regulations and standards or the imposition of new such requirements could adversely affect operating and development costs, the timing of operations, the ability to operate and financial results.

Market Risks

The market price of our common shares could experience volatility and could decline significantly.

      Our common shares are listed on the American Stock Exchange and the Toronto Stock Exchange. Securities of small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. Our share price is also likely to be significantly affected by short-term changes in gold prices or in our financial condition or results of operations as reflected in our quarterly earnings reports. Other factors unrelated to our performance that could have an effect on the price of our common shares include the following:

•	the extent of analytical coverage available to investors concerning our business could be limited if investment banks with research capabilities do not continue to follow our securities;

•	the trading volume and general market interest in our securities could affect an investor’s ability to trade significant numbers of common shares;

•	the relatively small size of the public float will limit the ability of some institutions to invest in our securities; and

•	a substantial decline in our stock price that persists for a significant period of time could cause our securities to be delisted from the American Stock Exchange and the Toronto Stock Exchange, further reducing market liquidity.

      As a result of any of these factors, the market price of our common shares at any given point in time might not accurately reflect our long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. We could in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

You could have difficulty or be unable to enforce certain civil liabilities on us, certain of our directors and our experts.

      We are a Canadian corporation. Substantially all of our assets are located outside of Canada and the US, and our head office is located in the US. Additionally, a number of our directors and the experts are residents of Canada. Although we have appointed Koffman Kalef, Suite 1900, 885 West Georgia Street, Vancouver, British Columbia and Field LLP, 1900, 350 — 7th Avenue S.W., Calgary, Alberta as our agents for service of process in the Provinces of British Columbia and Alberta, respectively, it might not be possible for investors to collect judgments obtained in Canadian courts predicated on the civil liability provisions of securities legislation. It could also be difficult for you to effect service of process in connection with any action brought in the US upon such directors and experts. Execution by US courts of any judgment obtained against us or any of the directors, executive officers or experts in US courts would be limited to the assets of Golden Star Resources Ltd. or the assets of such persons or corporations, as the case might be, in the US. The enforceability in Canada of US judgments or liabilities in original actions in Canadian courts predicated solely upon the civil liability provisions of the federal securities laws of the US is doubtful.

There may be certain tax risks associated with investments in our company.

      Potential investors that are US taxpayers should consider that we could be considered to be a “passive foreign investment company” (“PFIC”) for federal income tax purposes. Although we believe that we currently are not a PFIC and do not expect to become a PFIC in the near future, the tests for determining PFIC status are dependent upon a number of factors, some of which are beyond our control, and we can not assure you that we would not become a PFIC in the future. If we were deemed to be a PFIC, then a US taxpayer who disposes or is deemed to dispose of our shares at a gain, or who received a so-called “excess distribution” on the shares, generally would be required to treat such gain or excess distribution as ordinary income and pay an interest charge on a portion of the gain or distribution unless the taxpayer makes a timely qualified electing fund election (a “QEF” election). A US taxpayer who makes a QEF election generally must report on a current basis his or her share of any of our ordinary earnings and net capital gain for any taxable year in which we are a PFIC, whether or not we distribute those earnings. Special estate tax rules could be applicable to our shares if we are classified as a PFIC for income tax purposes.

Future sales of our common shares by our existing shareholders could decrease the trading price of the common shares.

      Sales of a large number of our common shares in the public markets, or the potential for such sales, could decrease the trading price of our common shares and could impair our ability to raise capital through future sales of our common shares. We completed sales of units, comprised of common shares and warrants, in January, July and December 2002 and February 2003 and sales of common shares in August, October, and December 2003, all but the December 2003 offering at prices significantly less than the current market price of our common shares. Accordingly, a significant number of our shareholders have an investment profit in our securities that they could seek to liquidate. Substantially all of our common shares not held by affiliates can be resold without material restriction in the US and Canada.

The existence of outstanding rights to purchase common shares could impair our ability to raise capital.

      As of July 13, 2004 approximately 17.9 million common shares are issuable on exercise of warrants, options or other rights to purchase common shares at prices ranging from Cdn$1.02 to Cdn$9.07. During the life of the warrants, options and other rights, the holders are given an opportunity to profit from a rise in the market price of our common shares with a resulting dilution in the interest of the other shareholders. Our ability to obtain additional financing during the period such rights are outstanding could be adversely affected, and the existence of the rights could have an adverse effect on the price of our common shares. The holders of the warrants, options and other rights can be expected to exercise them at a time when we would, in all likelihood, be able to obtain any needed capital by new offering of securities on terms more favorable than those provided by the outstanding rights.

THE OFFER

      Subject to the terms and conditions below and in the letter of transmittal and the notice of guaranteed delivery, we hereby offer to purchase all of the issued and outstanding common shares of IAMGold on the basis of (i) 1.25 common shares of Golden Star for each IAMGold common share, or (ii) 1.15 common shares of Golden Star plus Cdn$0.50, or approximately $0.38, in cash for each IAMGold common share, plus, in either case, Cdn$0.20, or approximately $0.15, in cash for each IAMGold common share deposited payable in the event that no break fee is paid or payable by IAMGold in connection with the arrangement that had been proposed with Wheaton River. See “Contingent payment entitlement.”

      The offer is made only for IAMGold shares (including shares acquired by exercise or conversion of options and other securities convertible into IAMGold shares) and is not made for any IAMGold options or other rights to acquire IAMGold shares. Any holder of such securities who wishes to accept the offer must, to the extent permitted by the terms of such securities and applicable law, exercise the options or other rights in order to obtain certificates representing IAMGold shares in accordance with the offer. Any such exercise must be sufficiently in advance of the expiry time to ensure that IAMGold shares will be available for deposit no later than the expiry time or in sufficient time to comply with the procedures referred to below under the heading “The Offer — Procedures for Guaranteed Delivery.” Options may be exercised and the IAMGold shares issued pursuant to such exercise may be deposited under the offer, to the extent permitted by the terms of the options.

      Fractional common shares of Golden Star will not be issued. Instead of receiving a fractional Golden Star share, you will receive a cash payment equal to such fraction multiplied by the closing price of Golden Star shares on the TSX at the expiry date, referred to as the “current market price.” For purposes of determining the amount of any such cash payment, all of your Golden Star shares will be aggregated. We have the necessary funds to make all cash payments to be made to IAMGold shareholders under the offer.

      The offer will be open for acceptance until 9:00 p.m. (Toronto time), which we refer to as the “expiry time”, on July 30, 2004, which date, or such later date as is set out in a notice of extension of the offer issued at any time and from time to time extending the period during which IAMGold shares may be deposited to the offer, we refer to as the “expiry date”, unless withdrawn prior to the expiry date. If the expiry date is not a business day, then the expiry date shall be the next business day.

      Shareholders who have validly deposited their IAMGold shares prior to June 30, 2004 must complete and execute the revised Letter of Transmittal mailed to shareholders on July 2, 2004 (printed on orange paper) to indicate whether they are electing the all share option or the cash and share option. Shareholders who otherwise validly tender their IAMGold shares to our offer but fail to make the necessary election in the Letter of Transmittal, or to properly make such election, including those IAMGold shareholders who have previously tendered their IAMGold shares and who do not submit a revised Letter of Transmittal, will be deemed to have elected the all share option in respect of all of the IAMGold shares deposited under our offer.

Contingent payment entitlement

      Under the arrangement agreement between IAMGold and Wheaton River, a break-fee is payable by IAMGold to Wheaton River, or by Wheaton River to IAMGold, if the arrangement agreement is terminated in certain circumstances as described in this prospectus under the heading “Pre-Offer Agreement with Coeur d’Alene.” In the event that we determine that no break-fee is paid or payable by IAMGold to Wheaton River under the arrangement agreement (as may be amended from time to time), and regardless of whether IAMGold is or is not entitled to a break-fee from Wheaton River or whether IAMGold is or is not entitled to a payment from Wheaton River or Coeur d’Alene under the terms of the agreement we entered into with Coeur d’Alene to net potential break-fees payable by Wheaton River and IAMGold, we will pay to each IAMGold shareholder an additional Cdn$0.20 in cash for each IAMGold share deposited under the offer which we take up and pay for. This contingent payment, if payable, will be paid to shareholders depositing IAMGold shares to our offer as soon as is reasonably practicable once we have definitively determined that no break-fee is paid or payable by IAMGold under the arrangement agreement (as may be amended from time to time). There can be no assurance that IAMGold shareholders will receive the contingent payment or of the timing of such payment.

      On July 6, 2004, the shareholders of IAMGold rejected the proposed merger with Wheaton River. As a result of that vote, the arrangement agreement between IAMGold and Wheaton River terminated and Wheaton River adjourned its shareholder meeting. On July 13, 2004, Coeur d’Alene initiated its formal tender offer for all Wheaton River common shares.

Conditions to the Offer

      We reserve the right to withdraw the offer and not take up, purchase or pay for your IAMGold shares, and we also reserve the right to extend the period of time during which the offer is open and to postpone taking up and paying for, your IAMGold shares deposited under the offer unless all of the following conditions are satisfied or, where permitted, waived by us prior to the expiry date:

(a) at least 50.1% of the IAMGold common shares (on a fully diluted basis) at the expiry time of the offer have been validly deposited under the offer and not withdrawn at the expiry time, referred to as the minimum tender condition;

(b) all Appropriate Approvals (including, without limitation, those of the AMEX and TSX or securities regulatory authorities) shall have been obtained on terms satisfactory to us, acting reasonably;

(c) all outstanding options or rights to acquire IAMGold shares will have been exercised, cancelled or otherwise dealt with on terms satisfactory to us in our reasonable judgment;

(d) no act, action, suit or proceeding shall have been threatened or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission or by any elected or appointed public official or private person (including any individual, company, firm, group or other entity) in Canada or elsewhere, whether or not having the force of law, and no law (including any tax law) shall have been proposed, enacted, promulgated or applied, in either case:

(i) to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to us of the IAMGold shares or the right of us to own or exercise full rights of ownership of the IAMGold shares;

(ii) which, if the offer were consummated, would result in a Material Adverse Effect on IAMGold; or

(iii) which challenges or would prevent or make uncertain the ability of us or our affiliates to effect a compulsory acquisition or a subsequent acquisition transaction;

(e) there shall not exist any prohibition at law against us making the offer, taking up and paying for any IAMGold shares deposited under the offer, issuing our shares in consideration therefor or effecting a compulsory acquisition or a subsequent acquisition transaction;

(f) there shall not exist or have occurred any change (or any condition, event or development involving a prospective change) in the business, operations (including results of operations), assets, capitalization, condition (financial or otherwise), prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of IAMGold or the Material Interests, which, when considered either individually or in the aggregate, would result in a Material Adverse Effect on IAMGold;

(g) we shall have determined in our reasonable judgment that no property right, franchise or license of IAMGold or any of the Material Interests has been or may be impaired (which impairment has not been cured or waived) or otherwise adversely affected, or threatened to be impaired or adversely affected, whether as a result of the making of the offer, the taking up and paying for IAMGold shares deposited under the offer, the completion of a compulsory acquisition or a subsequent acquisition transaction or otherwise;

(h) we shall have determined in our reasonable judgement that no covenant, term or condition exists in any instrument or agreement to which IAMGold or any of its entities is a party or to which any of their properties or assets are subject which might make it inadvisable for us to proceed with the offer and/or the taking up and paying for IAMGold shares under the offer, including without limitation any default, right of termination, acceleration or other adverse event that may ensue as a result of our taking up and paying for the IAMGold shares under the offer or completing a compulsory acquisition or a subsequent acquisition transaction;

(i) we (A) shall have been provided with, or been given access to, in a timely manner, all non-public information relating to IAMGold required by us, including without limitation a true and complete copy of the disclosure letter of IAMGold delivered to Wheaton River pursuant to their arrangement agreement and each of the joint venture/ shareholder agreements (including all amendments, supplements and modifications thereto) with respect to each of the Material Interests, and we shall be satisfied upon completion of our review of such documents and upon the advice of our legal counsel, that such documents do not contain any facts or other information that would result in a Material Adverse Effect on IAMGOLD if the offer were completed or a change, event, occurrence or state of facts that is or would reasonably be expected to be material and adverse to any of the Material Interests, either individually or collectively, whether or not the offer were completed; or (B) shall have otherwise determined in our sole judgement that the completion of the offer would not result in a Material Adverse Effect on IAMGOLD or result in any change, event, occurrence or state of facts that is or would reasonably be expected to be material and adverse to any of the Material Interests, either individually or collectively;

(j) the IAMGold shareholders shall not have approved the resolution authorizing the issuance of additional shares of IAMGold to be presented at the IAMGold annual and special meeting of shareholders scheduled to be held on July 6, 2004, as it may be adjourned or postponed and the proposed arrangement between IAMGold and Wheaton River, pursuant to the arrangement agreement dated April 23, 2004, as amended and restated on April 29, 2004, shall not have been completed and the arrangement agreement shall have been terminated;

(k) we shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in any document filed by or on behalf of IAMGold with any regulatory authority in Canada or elsewhere; and

(l) we shall have determined in our sole judgment that, on terms satisfactory to us, (A) the board of directors of IAMGold shall have redeemed all outstanding rights to purchase IAMGold common shares issued in connection with the shareholder rights plan adopted by the board of directors of IAMGold on July 12, 2004 (the “SRP Rights”) or waived the application of the shareholder rights plan to the purchase of IAMGold common shares by Golden Star under the offer, a compulsory acquisition and any subsequent acquisition transaction; (B) a cease trading order or an injunction shall have been issued that has the effect of prohibiting or preventing the exercise of all SRP Rights or the issue of IAMGold common shares or other securities or property upon the exercise of the SRP Rights in relation to the offer, a compulsory acquisition or any subsequent acquisition transaction; or (C) the SRP Rights and the shareholder rights plan shall otherwise have become or been held to be unexercisable or unenforceable in relation to the IAMGold common shares or shall have expired terminated or otherwise be of no force and effect with respect to the offer, a compulsory acquisition and any subsequent acquisition transaction.

      The following terms have meanings as set forth below:

      Material Adverse Effect means, with respect to any person, any change, effect, event, occurrence or state of facts that is, or would reasonably be expected to be, material and adverse to the assets, business, operations or financial condition (including cash resources) of such person and its subsidiaries taken as a whole, other than any change, effect, event, occurrence or state of facts relating to the economy, securities markets or precious metals markets in general;

      Material Interests means the following interests of IAMGold: (i) an indirect 38% interest in the Sadiola gold mine; (ii) an indirect 40% interest in the Yatela gold mine; (iii) an indirect 18.9% interest in the Tarkwa gold mine; and (iv) an indirect 18.9% interest in the Damang gold mine;

      compulsory acquisition means an acquisition where we would acquire the IAMGold shares not deposited under the offer on the same terms as the IAMGold shares acquired under the offer pursuant to the provisions of section 206 of the CBCA;

      subsequent acquisition transaction means an amalgamation, statutory arrangement, capital reorganization or other transaction involving IAMGold and Golden Star or an affiliate for the purpose of enabling us or our affiliate to acquire all IAMGold shares not acquired pursuant to the offer;

      Appropriate Approvals means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities or approvals of shareholders of Golden Star or IAMGold required in connection with the consummation of the offer;

      Governmental Entity means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, board, or authority of any of the foregoing; (c) any self-regulatory authority or any of the AMEX or the TSX; or (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; and

      The foregoing conditions are for our exclusive benefit and may be asserted by us regardless of the circumstances giving rise to any such condition. We may, in our sole discretion, waive any of the foregoing conditions, in whole or in part, at any time and from time to time, without prejudice to any other rights which we may have. The failure by us at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time provided that all of the conditions, other than those involving the receipt of Appropriate Approvals, are satisfied or, where permitted, waived by us prior to the expiry date.

      Any waiver of a condition or the withdrawal of the offer shall be effective upon written notice or other communication confirmed in writing by us to that effect to the depositary at its principal office in Toronto. After we give any such notice, we will make a public announcement of the waiver or withdrawal, shall cause the depositary, if required by law, as soon as practicable thereafter to notify the IAMGold shareholders in the manner set forth under “Notice and Delivery” below and shall provide a copy of such notice to the TSX and the AMEX. Any notice of waiver will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the depositary at its principal office in Toronto. In the event of any waiver, all IAMGold shares deposited previously and not taken up or withdrawn will remain subject to the offer and may be accepted for purchase by us in accordance with the terms of the offer. If the offer is withdrawn, we will not be obligated to take up or pay for any IAMGold shares deposited under the offer and the depositary will promptly return all certificates for deposited IAMGold shares to the parties by whom they were deposited in acceptance of the offer.

Purpose of the Offer

      The purpose of the offer is to enable us to acquire beneficial ownership of all of the IAMGold shares. The effect of the offer is to give you the opportunity to receive our common shares in exchange for your IAMGold shares on the basis of, at your option (i) 1.25 of our common shares for each IAMGold common share, or (ii) 1.15 of our common shares plus Cdn$0.50, or approximately $0.38 in cash for each IAMGold common share. Based on the closing prices of the IAMGold and Golden Star shares on

May 27, 2004 (being the last day of trading prior to the announcement of the proposed business combination) this consideration represents a premium of 22.6% under the all share option or 19.6% under the cash and share option. The offer represents a premium of 21.7% under the all share option and 18.5% under the cash and share option based on the volume-weighted average trading price of the IAMGold shares on the TSX for the 60 days prior to the announcement of the proposed business combination.

      If we take up and pay for the IAMGold shares validly deposited under the offer, we intend to cause a meeting of IAMGold shareholders to be held to effect a subsequent amalgamation whereby we will acquire any IAMGold shares not deposited under the offer. However, with the minimum tender condition of 50.1% we may not be able to effect the subsequent amalgamation. See “Acquisition of Shares Not Deposited — Subsequent Amalgamation.”

Payment for Deposited IAMGold Shares

      If all of the conditions of the offer have been fulfilled or, where permitted, waived at the expiry time, we will become obligated to take up and pay for the IAMGold shares deposited and not withdrawn under the offer no later than 10 days from the expiry date, and to pay for the IAMGold shares taken up as soon as possible, but in any event not later than three business days after taking up the IAMGold shares. In accordance with applicable law, we will take up and pay for IAMGold shares deposited under the offer after the date on which we first take up IAMGold shares deposited under the offer not later than 10 days after the deposit of IAMGold shares.

      We will be deemed to have taken up and accepted for payment IAMGold shares validly deposited and not withdrawn under the offer if, as and when we give written notice or other communication confirmed in writing to the depositary to that effect.

      We will pay for IAMGold shares validly deposited and not withdrawn under the offer by providing the depositary with sufficient certificates for our shares to be exchanged for the IAMGold shares and funds to pay for cash consideration to those IAMGold shareholders who have elected the cash and share option and for fractional Golden Star shares otherwise issuable, if any, for transmittal to persons depositing IAMGold shares under the offer. Under no circumstances will interest accrue or be paid on our shares or cash for cash consideration or fractional shares by us or the depositary, regardless of any delay in making such payment. Fractional Golden Star shares will not be issued. Instead of receiving a fraction of a Golden Star share, you will receive a cash payment equal to such fraction multiplied by the current market price. For the purposes of determining the amount of any such cash payment, all IAMGold shares deposited by a registered holder will be aggregated.

      The depositary will act as the agent for you if you deposit your IAMGold shares into the offer for the purposes of receiving payment from us and transmitting such payment to you. Receipt of the share certificates and cash, if any, by the depositary shall be deemed to constitute receipt of payment by you.

      Settlement for the exchange will be made by the depositary forwarding (a) for your IAMGold shares (other than those representing fractional Golden Star shares), a certificate for the Golden Star shares to which you are entitled under the offer, provided that you are a resident of a province of Canada or another jurisdiction in which the Golden Star shares may be lawfully delivered without further action by us and (b) if applicable, a cheque in U.S. dollars in payment for the cash consideration and cash equivalent of any fractional Golden Star shares determined in accordance with the offer, that is payable to you. Subject to the foregoing and unless otherwise directed by the letter of transmittal, the certificates and any cheques will be issued in the name of the registered holder of the IAMGold shares so deposited. Unless you instruct the depositary to hold the certificate representing our shares and any cheque for pick-up by checking the appropriate box in the letter of transmittal, the certificate and any cheque will be forwarded by first class insured mail to such person at the address specified in the letter of transmittal. If no such address is specified, the certificate and any cheque will be sent to the address of the holder as shown on the securities register maintained by or on behalf of IAMGold. Certificates and cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

      To permit a partial tax-deferred rollover to shareholders who are resident in Canada, the offer is made to all shareholders on the basis that the Cash-Out Percentage of an IAMGold Share held by a particular shareholder who elects under the cash and share option will be exchanged for cash, the CPE Percentage of an IAMGold share held by each shareholder will be exchanged for the contingent payment entitlement and the Remaining Percentage of an IAMGold share held by each shareholder will be exchanged solely for Golden Star shares. These percentages are defined in “Certain Canadian Federal Income Tax Considerations”.

Time and Manner for Acceptance

      The offer is open for acceptance, unless withdrawn or extended at our sole discretion until the expiry time, being 9:00 p.m. (Toronto time), on July 30, 2004.

      The offer may be accepted by you by depositing the following documents with the depositary at the offices specified in the letter of transmittal no later than the expiry time:

(a) the certificate or certificates representing IAMGold shares in respect of which the offer is being accepted;

(b) a properly completed and duly signed copy of the letter of transmittal (or a manually signed facsimile copy), with the signature or signatures guaranteed in accordance with the instructions set out in the letter of transmittal; and

(c) any other relevant document required by the instructions set forth on the letter of transmittal.

      The offer will be deemed to be accepted only if the depositary actually has received these documents at or before the expiry time at one of the addresses for the depositary indicated on the letter of transmittal. If you cannot comply on a timely basis with these procedures for deposit of the requisite certificates for IAMGold shares, you may deposit certificates representing IAMGold shares pursuant to the procedures for guaranteed delivery described immediately below.

Procedure for Guaranteed Delivery

      If you wish to accept the offer and either (i) the certificates representing your IAMGold shares are not immediately available or (ii) you cannot deliver the certificates and letter of transmittal to the depositary by the expiry time, those IAMGold shares may nevertheless be deposited under the offer, provided that all of the following conditions are met:

(a) such deposit is made only at the principal office of the depositary in Toronto by or through an eligible institution which means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of a Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States, referred to as an “eligible institution”;

(b) a properly completed and duly executed notice of guaranteed delivery (or a manually signed facsimile) is received by the depositary at its principal office in Toronto at or before the expiry time; and

(c) the certificate or certificates representing the deposited IAMGold shares, in proper form for transfer, together with a properly completed and duly signed letter of transmittal (or a manually signed facsimile copy) and other documents required by such letter of transmittal, are received at the Toronto office of the depositary by 5:00 p.m. (Toronto time) on the third trading day on the Toronto Stock Exchange after the expiry time.

      The notice of guaranteed delivery may be delivered by hand, transmitted by electronic facsimile or mailed to the depositary only at its principal office in Toronto and must include a guarantee by an eligible institution in the form set forth in the notice of guaranteed delivery.

Extensions, Variations and Changes to the Offer

      The offer will be open for acceptance at the places of deposit specified in the letter of transmittal until, but not after, the expiry time.

      We may, at any time and from time to time while the offer is open for acceptance, vary the terms of the offer or extend the expiry time by giving notice in writing to the depositary at its principal office in Toronto. Also, if at any time before the expiry time, or at any time after the expiry time, but before the expiry of all rights of withdrawal with respect to the offer, a change occurs in the information contained in this prospectus, as amended from time to time, that would reasonably be expected to affect your decision to accept or reject the offer (other than a change that is not within our control or of any of our affiliates), we will give written notice of such change to the depositary at its principal office in Toronto. Upon the giving of such notice to the depositary, the expiry time or withdrawal rights, as applicable, shall be deemed to be extended to the date specified in such notice or in the case of a variation the offer shall be deemed to be varied in the manner described in such notice, as the case may be. We will, as soon as practicable after giving any such notice to the depositary, publicly announce the extension, variation or change and cause the depositary to mail a copy of any such notice to IAMGold shareholders as required by applicable securities legislation at your address appearing in the share register of IAMGold. In addition, we will provide a copy of such notice to the TSX and AMEX. Any notice of extension, variation or change will be deemed to have been given and be effective on the day on which it is delivered or otherwise communicated to the depositary at its principal office in Toronto. During any extension of the offer, all IAMGold shares previously deposited and not taken up and paid for or withdrawn will remain subject to the offer and subject to applicable law may be accepted for purchase by us on or before the expiry time in accordance with the terms of the offer.

      An extension of the expiry time shall not in and of itself constitute a waiver by us of any of our rights.

      Under applicable Canadian provincial securities law, if there is a variation in the terms of the offer, the period during which IAMGold shares may be deposited under the offer shall not expire before 10 days after the notice of variation has been delivered. If, prior to the expiry time, we, in our sole discretion, increase the amount of consideration for your IAMGold shares, such increase shall be applicable to all holders whose IAMGold shares are taken up under the offer.

      Notwithstanding the foregoing, the offer may not be extended by us if all the terms and conditions of such offer have been complied with, except those waived by us, unless we first take up and pay for all IAMGold shares validly deposited and not withdrawn under the offer.

Changes in Capitalization of IAMGold; Dividends and Distributions; Liens

      If, on or after the date of the offer, IAMGold should divide, combine, reclassify, consolidate, convert or otherwise change any of the IAMGold common shares or its capitalization, or should disclose that it has taken or intends to take any such action, then we may, in our sole discretion and without prejudice to our rights, make such adjustments as we deem appropriate to reflect such division, combination, reclassification, consolidation, conversion or other change in the purchase price, the number of our shares to be issued or other terms of the offer (including, without limitation, the type of securities offered to be purchased and the consideration payable therefor).

      IAMGold shares acquired from you pursuant to the offer shall be transferred by you and acquired by us free and clear of all liens, restrictions, charges, encumbrances, security interests, claims and equities or rights of others of any nature or kind whatsoever and together with all rights and benefits arising therefrom, including (subject to the payment of dividends as described below) the right to all other securities which may be declared, paid, issued, accrued, distributed, made or transferred on or after the date of the offer on in respect of the IAMGold shares.

      If, on or after the date of the offer, IAMGold declares or pays any dividend or declares, makes or pays any other distribution or payment on or declares, allots, reserves or issues any securities, rights or other interests with respect to the IAMGold shares, that is payable or distributable to the holders of such IAMGold shares on a record date that precedes the date of transfer of such IAMGold shares into our name or our nominees or transferees on the share register maintained by or on behalf of IAMGold then without prejudice to our rights: (a) in the case of cash dividends, distributions or payments, the amount of the dividends, distributions or payments shall be received and held by the IAMGold shareholder, and to the extent that such dividends, distributions or payments do not exceed the value of the consideration per IAMGold share payable by us to the IAMGold shareholder pursuant to the offer (as determined by us), the consideration paid to the IAMGold shareholder in the exchange will be reduced by that number of Golden Star shares having a value equal to the amount of such dividend, distribution or payment; (b) in the case of non-cash dividends, distributions, payments, rights or other interests, the whole of any such non-cash dividend, distribution, payment, right or other interest shall be received and held by the IAMGold shareholders for our account and shall be required to be promptly remitted and transferred by the IAMGold shareholders to the depositary for our account, accompanied by appropriate documentation of transfer; and (c) in the case of any cash dividends, distributions or payments in an amount that exceeds the consideration per IAMGold share payable by us (as determined by us), the whole of any such cash dividend, distribution or payment shall be received and held by you for our account and shall be required to be promptly remitted and transferred by you to the depositary for our account, accompanied by appropriate documentation of transfer. Pending such remittance (in the case of (b) and (c) above), we will be entitled to all rights and privileges as owner of any such dividend, distribution, payment, right or other interest and may withhold all of the Golden Star shares otherwise issuable by us pursuant to the offer or deduct from the number of Golden Star shares to be delivered by us pursuant to the offer that number of Golden Star shares having a value equal to the amount or value of the dividend, distribution, payment, right or other interest, as determined by us in our sole discretion. The declaration or payment of any such dividend or distribution may have tax consequences not discussed under “Certain Canadian Federal Income Tax Considerations” or “Certain U.S. Income Tax Considerations” below.

Right to Withdraw Deposited IAMGold Shares

      Except as otherwise provided below, all deposits of IAMGold shares under the offer are irrevocable. IAMGold shares may be withdrawn by or on behalf of you (unless otherwise required or permitted by applicable law):

(a) at any time where the IAMGold shares have not been taken up;

(b) at any time before the expiration of ten days from the date of a notice of change or variation in respect of the offer; or

(c) if your IAMGold shares have not been paid for by us within three business days after having been taken up.

      A notice of withdrawal of deposited IAMGold shares must:

(a) be made by a method that provides the depositary with a written or printed copy of such notice (which includes a telegraphic or electronic facsimile communication);

(b) be made by you or on your behalf;

(c) be signed by or on behalf of the person who signed the letter of transmittal (or notice of guaranteed delivery) that accompanied the IAMGold shares being withdrawn;

(d) specify that person’s name, the number of IAMGold shares to be withdrawn, the name of the registered holder of, and the certificate number shown on each certificate evidencing the IAMGold shares to be withdrawn; and

(e) actually be received by the depositary at the place of deposit within the applicable time specified above.

      In addition, any signature in the withdrawal notice must be guaranteed in the same manner as in the letter of transmittal or notice of guaranteed delivery, except where the IAMGold shares were deposited for the account of an eligible institution.

      Withdrawals may not be rescinded and any IAMGold shares withdrawn will thereafter be deemed not validly deposited for purposes of the offer. However, withdrawn IAMGold shares may be redeposited at any time before the expiry time by again following one of the appropriate procedures to deposit those shares.

      In addition to the foregoing rights of withdrawal, in certain provinces of Canada you are entitled to statutory rights of rescission or damages or both in certain circumstances.

      All questions as to the validity (including timely receipt) and form of notices of withdrawal shall be determined by us in our sole discretion and such determinations shall be final and binding. Neither we, the depositary, or any other person will be under any duty to give notice of any defect or irregularity in any notice of withdrawal or shall incur any liability for failure to give such notice.

Return of Withdrawn IAMGold Shares

      If any deposited IAMGold shares are not taken up by us pursuant to the terms and conditions of the offer for any reason, or if certificates are submitted for more IAMGold shares than are deposited, certificates for IAMGold shares that are not purchased will be returned, at our expense, to you by first class registered or insured mail to your address specified in the letter of transmittal or, if no such address is specified, to your address as shown on the share register maintained by or on behalf of IAMGold. Certificates and other relevant documents will be returned as promptly as practicable following the expiry time or withdrawal or early termination of the offer.

Mail Service Interruption

      Notwithstanding the provisions of this prospectus, the letter of transmittal and the notice of guaranteed delivery, cheques, share certificates and any other relevant documents will not be mailed if we determine that delivery thereof by mail may be delayed. You may take delivery of these at the office of the depositary at which the IAMGold shares were delivered by you, upon application to the depositary, until such time as we have determined that delivery by mail will no longer be delayed. Notwithstanding the Notice and Delivery section below, the deposit of cheques, share certificates and any other relevant documents with the depositary in such circumstance shall constitute delivery to the persons entitled thereto and the IAMGold shares shall be deemed to have been paid for immediately upon such deposit. Notice of any determination regarding mail service delay or interruption made by us shall be given in accordance with the Notice and Delivery section below.

Notice and Delivery

      Without limiting any other lawful means of giving notice, any notice that we or the depositary may give or cause to be given under the offer will be deemed to have been properly given to you if it is mailed by prepaid, first class mail to the registered holders of such securities at their respective addresses appearing in the appropriate registers maintained by IAMGold and will be deemed, unless otherwise specified by applicable law, to have been received on the first business day following the date of mailing. These provisions apply notwithstanding any accidental omission to give notice and notwithstanding any interruption of mail service in Canada or the United States following mailing. In the event of any interruption of mail service in Canada or the United States, we intend to make reasonable efforts to disseminate the notice by other means such as publication. In the event that post offices are not open for the deposit of mail, or there is reason to believe that there is or could be a disruption in all or any part of the postal service, any notice which we or the depositary may give or cause to be given under the offer will be deemed to have been properly given and to have been received by you if it is given to the TSX and AMEX for dissemination through their facilities or if it is published in a newspaper or newspapers of general circulation in Toronto or if it is given to CCN Matthews News Service.

      Unless post offices are not open for the deposit of mail, this prospectus, the letter of transmittal and the notice of guaranteed delivery will be mailed to you. In addition, we will use reasonable efforts to furnish such documents to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the security holder list, or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmission to beneficial owners of IAMGold shares when such list or listing is received.

      Wherever the offer calls for documents to be delivered to the depositary, such documents will not be considered delivered unless and until they have been received at one of the offices specified in the letter of transmittal.

General

      The method of delivery of certificates representing IAMGold shares and all other documents is at your option and risk and delivery will be effective only when documents are actually received by the depositary. We recommend that certificates and accompanying letters of transmittal be delivered by hand to the depositary and that a receipt be obtained for their deposit. If the documents are mailed, we recommend that registered mail with return receipt or acknowledgement of receipt be used and that proper insurance be obtained.

      If your IAMGold shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee, you should contact that nominee for assistance in depositing those IAMGold shares under the offer.

      No fee or commission will be payable by you if you deliver IAMGold shares directly to the depositary.

      We reserve the right to permit you to accept the offer in a manner other than as set out above.

      All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any IAMGold shares deposited under the offer, including the propriety and effect of the execution of the letter of transmittal will be determined by us in our sole discretion, and you agree that such determination shall be final and binding. We reserve the absolute right to reject any and all deposits which we determine not to be in proper form, or which, in the opinion of counsel, it may be unlawful to accept under the laws of any jurisdiction. Our interpretation of the terms and conditions of the offer, the letter of transmittal and notice of guaranteed delivery will be final and binding. There shall be no obligation on us, the depositary, or any other person to give notice of any defect or irregularity in acceptance and no liability shall be incurred by any of them to any person for failure to give such notice.

      The deposit of your IAMGold shares pursuant to the procedures described in the offer will constitute a binding agreement between you and us and such agreement shall be subject to the conditions of the offer and include representations and warranties of you that: (i) you have full power and authority to deposit, sell, assign and transfer the IAMGold shares being deposited; (ii) you own the IAMGold shares being deposited; (iii) the deposit of the IAMGold shares complies with applicable securities laws; and (iv) when the IAMGold shares are taken up and paid for by us, in accordance with the offer, we will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims and equities.

Other Terms of the Offer

      No broker, dealer or other person has been authorized to give any information or to make any representation or warranty on behalf of us other than as contained in this prospectus and in the Notice of Extension and Variation dated July 15, 2004, the Notice of Variation to the Offer to Purchase dated June 30, 2004, the Offer to Purchase and Circular and related documents sent to you pursuant to Canadian law, and if any such information, representation or warranty is given or made, it must not be relied upon as having been authorized.

      The provisions of this prospectus, the letter of transmittal and the notice of guaranteed delivery accompanying the offer, including the instructions and rules contained therein, as applicable, form part of the terms and conditions of the offer.

      We reserve the right to transfer or assign to one or more of our affiliates the right to purchase all or any portion of the IAMGold shares deposited pursuant to the offer.

      The offer and all contracts resulting from the acceptance thereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

      This prospectus does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The offer is not being made or directed to, nor is this prospectus being mailed to, nor will deposits be accepted from or on behalf of, shareholders residing in any jurisdiction in which the making or acceptance of the offer would not be in compliance with the laws of such jurisdiction.

Effect of the Offer on the Market for and Listing of IAMGold Shares

      Our purchase of IAMGold shares pursuant to the offer will reduce the number of IAMGold shares that might otherwise trade publicly and will reduce the number of holders of IAMGold shares and, depending on the number of IAMGold shares acquired by us, could adversely affect the liquidity and market value of the remaining IAMGold shares held by you.

      The rules and regulations of the TSX and the AMEX establish certain criteria which, if not met, could, upon successful completion of the offer, lead to the delisting of the IAMGold shares from the TSX and the AMEX. Among such criteria are the number of IAMGold shareholders, the number of IAMGold shares publicly held and the aggregate market value of the IAMGold shares publicly held. Depending on the number of IAMGold shares purchased under the offer, it is possible that the IAMGold shares would fail to meet the criteria for continued listing on the TSX and the AMEX. If this were to happen, the IAMGold shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for such IAMGold shares. If permitted by applicable law, subsequent to completion of the offer or a compulsory acquisition or any subsequent acquisition transaction, including the subsequent amalgamation, if necessary, we intend to apply to delist the IAMGold shares from the TSX and the AMEX. If the IAMGold shares are delisted from the TSX and the AMEX, the extent of the public market for the IAMGold shares and the availability of price or other quotations would depend upon the number of shareholders, the number of IAMGold shares publicly held and the aggregate market value of the IAMGold shares remaining at such time, the interest in maintaining a market in IAMGold shares on the part of securities firms, whether we remain subject to public reporting requirements in Canada and the United States and other factors.

      After the purchase of the IAMGold shares under the offer, IAMGold may cease to be subject to the public reporting and proxy solicitation requirements of the CBCA and the securities laws of Canada and the United States or may request to cease to be a reporting issuer under the securities laws of such jurisdictions.

Regulatory Matters

      Our obligation to take up and pay for IAMGold shares tendered under the offer is conditional upon all appropriate regulatory approvals having been obtained on terms satisfactory to us, acting reasonably. Based upon an examination of the information publicly available relating to IAMGold’s business, we believe that the offer will be exempt from review by the Antitrust Division of the U.S. Department of Justice and the U.S. Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act.

Securities Regulatory Matters

      The distribution of our shares under the offer is being made pursuant to statutory exemptions from the prospectus qualification and dealer registration requirements under applicable Canadian securities laws and, in certain provinces where such statutory exemptions are not available, will apply for exemptive relief from such requirements. While the resale of our shares issued under the offer is subject to restrictions under the securities laws of certain Canadian provinces and territories, shareholders in such provinces and territories generally will be able to rely on statutory exemptions from such restrictions and, where such statutory exemptions are not available, we will apply for exemptive relief from the applicable securities regulatory authorities to the effect that our shares to be issued under the offer may be resold without a prospectus.

      A Registration Statement on Form S-4 has been filed with the SEC registering the issuance of our shares as required by the U.S. Securities Act of 1933. Our shares may not be issued until the Registration Statement is declared effective by the SEC. The resale of our shares by non-affiliates (as defined in Rule 144 under the U.S. Securities Act) is not required to be registered in the United States. However, our shares acquired by our affiliates may be resold only pursuant to a subsequent U.S. registration statement or in accordance with the requirements of Rule 144. In general, an affiliate is an officer or director of us or a shareholder who beneficially owns more than 10% of our outstanding shares. Our affiliates are subject to certain restrictions on the amount of our shares which may be resold in any single transaction.

      The offer is being made in compliance with applicable Canadian rules governing tender offers and is exempt from most of the U.S. tender offer rules.

GOLDEN STAR

Corporate Overview

      We are a Canadian international gold mining and exploration company, focused primarily on mining, mine development and exploration in Ghana, West Africa. We produced 174,315 ounces of gold in 2003 at a cash operating cost of $166 per ounce, and 47,202 ounces in the first quarter of 2004 at a cash operating cost of $181 per ounce. We expect to produce from 185,000 to 210,000 ounces in 2004 at a cash operating cost of $200 to $225 per ounce.

      For the fiscal year ended December 31, 2003, we had revenues of approximately $64 million. We had net assets as at that date of approximately $198 million, with working capital of approximately $97 million. As at July 13, 2004, Golden Star’s market capitalization was approximately $689 million.

      We own 90% interests in two properties in Ghana, the Bogoso/Prestea open pit mine and related properties and the Wassa project. We operate the Bogoso/Prestea mine, with ore mined at the Prestea property being processed at the Bogoso processing plant. To date, Bogoso/Prestea has produced all of our gold since we became a gold producer upon our purchase of the Bogoso mine in late 1999. We commenced development of the Wassa mine in mid-2003. We expect to begin commercial production in the third quarter of 2004 by milling material from the existing heap leach pads, possibly supplemented by higher grade ore from the open pit mine, with full production from the open pit mine anticipated in early 2005. We also own an 81% managing interest in the currently inactive Prestea underground mine in Ghana. As part of our $21 million 2004 exploration program, we plan to spend $6.6 million in exploration underground as part of our effort to determine whether the underground mine can be reactivated on a profitable basis.

      Golden Star also holds interests in gold exploration properties in Ghana, Sierra Leone, Mali, Suriname and French Guiana.

      We are a reporting issuer or the equivalent in all provinces and territories of Canada and the United States and file continuous disclosure documents with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission. Such documents are available at www.sedar.com and at www.sec.gov.

      Our principal place of business is located at 10901 W. Toller Drive, Littleton, Colorado, 80127-6312, U.S.A., telephone number (303) 830-9000.

Authorized and Outstanding Share Capital

      Our authorized share capital consists of an unlimited number of common shares and an unlimited number of first preferred shares issuable in series. As of July 13, 2004, there were 138.7 million common shares issued and outstanding and no first preferred shares issued and outstanding.

      Assuming that all of the IAMGold shares that are issued and outstanding as of June 4, 2004, and all shares issuable upon exercise of IAMGold options that are in the money on July 13, 2004, are tendered to the offer and that we take up and pay for such shares under the offer, we will issue approximately 188.4 million Golden Star common shares.

Price Range and Trading Volumes of Golden Star Shares

      Our shares are listed and posted for trading on the TSX under the symbol “GSC” and the AMEX under the symbol “GSS”.

      The following table sets forth, for the periods indicated, the reported high and low prices and the aggregate volume of trading of our common shares on the TSX and the AMEX:

	TSX			AMEX(1)

			Average			Average
			Daily			Daily
Calendar Period	High	Low	Volume	High	Low	Volume

	(Cdn$)	(Cdn$)		($)	($)
2002
1st Quarter	2.90	0.86	122,687	1.90	0.54	513,305
2nd Quarter	3.58	1.70	254,110	2.42	1.05	1,158,610
3rd Quarter	2.70	1.34	270,578	1.80	0.84	609,209
4th Quarter	2.90	1.66	138,392	1.90	1.04	460,280
2003
1st Quarter	3.49	2.25	247,056	2.29	1.54	784,600
2nd Quarter	3.77	2.43	276,110	2.80	1.68	753,228
3rd Quarter	6.15	3.42	627,885	4.53	2.46	1,569,970
4th Quarter	10.77	5.10	628,393	8.30	3.77	2,343,212
2004
1st Quarter	9.68	6.56	632,479	7.46	5.05	2,755,482
2nd Quarter	9.53	5.41	779,084	7.26	3.85	2,581,152
July (to July 13)	6.87	6.00	1,937,713	5.23	4.46	1,098,400

(1)	At the beginning of 2001, our shares were listed on the AMEX under the trading symbol “GSR.” Our shares were de-listed from the AMEX on January 26, 2001, and immediately began trading on the OTC Bulletin Board under the symbol “GSRSF.” Our shares were relisted on the AMEX effective June 19, 2002 under the trading symbol “GSS.” Data for the period from January 26, 2001 to June 18, 2002 reflects trading on the OTC Bulletin Board.

     We announced a proposed business combination with IAMGold on May 27, 2004. On May 27, 2004, the closing price of our shares on the TSX and the AMEX was Cdn$7.24 and $5.31, respectively. The weighted average closing price of the our shares on the TSX and the AMEX for the 60 trading days ending on May 27, 2004 was Cdn$7.42 and $5.65 respectively. On July 13, 2004, the closing price of our shares on the TSX and the AMEX was Cdn$6.62 and $4.97, respectively.

Additional Information Regarding Golden Star

      For additional information, please see Annex A (Information Concerning Golden Star), the Pro Forma Consolidated Financial Statements of Golden Star Resources, Ltd. and our SEC filings which are incorporated by reference.

IAMGOLD CORPORATION

Corporate Overview

      IAMGold is a growth-oriented, intermediate gold mining, exploration and development company with interests in mining rights as follows:

(a) an indirect 38% interest in La Société d’Exploitation des Mines d’Or de Sadiola S.A., the owner of the mining rights for the mining permit area in Mali on which the Sadiola gold mine is located;

(b) an indirect 50% interest in Sadiola Exploration Limited which holds an 80% interest in Yatela Exploitation Company Limited, the owner of the mining rights for the mining permit area in Mali on which the Yatela gold mine is located;

(c) an indirect 18.9% interest in Gold Fields Ghana Limited, the holder of the mineral rights to the Tarkwa concession in Ghana on which the Tarkwa gold mine is located;

(d) an indirect 18.9% interest in Abosso Goldfields Limited, the holder of the mineral rights to the Damang concession, which is contiguous with the Tarkwa concession in Ghana and on which the Damang gold mine is located;

(e) a 1% royalty on the Diavik diamond property located in the Northwest Territories, Canada; and

(f) a 0.72% net smelter return royalty on the Williams mine located in Ontario, Canada.

      IAMGold also holds a portfolio of other active and inactive royalty interests on mineral properties located in the Americas and Africa and a number of exploration properties in West Africa, South America and Canada.

      According to IAMGold’s financial statements, for the fiscal year ended December 31, 2003, IAMGold had revenue of approximately $101.1 million (of which approximately $96.6 million were revenues derived from gold sales and the remainder from royalties) and net earnings of approximately $15 million.

      For the three months ended March 31, 2004, IAMGold had revenues of approximately $27.6 million (of which approximately $26.1 million were revenues derived from gold sales and $1.5 million were revenues derived from royalties) and net earnings of approximately $5.9 million.

      IAMGold is a reporting issuer or the equivalent in all provinces and territories of Canada and files its continuous disclosure documents with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission. Such documents are available at www.sedar.com and www.sec.gov.

Authorized and Outstanding Share Capital

      IAMGold is authorized to issue an unlimited number of IAMGold common shares, an unlimited number of first preference shares and an unlimited number of second preference shares. As of June 4, 2004, (i) 145,551,179 IAMGold common shares (excluding IAMGold common shares issuable upon the exercise of outstanding options) were issued and outstanding; and (ii) options to acquire up to a maximum of 5,978,200 IAMGold common shares were outstanding. In addition, as of April 28, 2004, certain officers of IAMGold held restricted share awards for an additional 22,173 IAMGold common shares to be issued over a three-year period.

      Each IAMGold common share entitles the holder thereof to one vote at all meetings of shareholders other than meetings at which only holders of another class or series of shares are entitled to vote. Each IAMGold common share entitles the holder thereof, subject to the prior rights of the holders of the first preference shares and the second preference shares, to receive any dividends declared by the directors of IAMGold and the remaining property of IAMGold upon dissolution.

Price Range and Trading Volume of IAMGold Shares

      The IAMGold common shares are listed and posted for trading on the TSX under the symbol “IMG” and the AMEX under the symbol “IAG”. The following table sets forth, for the periods indicated, the reported high and low sale prices and the aggregate volume of trading of the IAMGold common shares on the TSX and the AMEX:

	TSX			AMEX(1)

			Average			Average
			Daily			Daily
Calendar Period	High	Low	Volume	High	Low	Volume

	(Cdn$)	(Cdn$)		($)	($)
2002
1st Quarter	5.77	4.01	168,942	—	—	—
2nd Quarter	8.75	5.25	338,582	—	—	—
3rd Quarter	7.19	4.01	204,136	—	—	—
4th Quarter	7.85	4.86	283,724	5.50	3.20	118,938
2003
1st Quarter	8.24	5.43	747,100	5.40	3.70	194,797
2nd Quarter	7.70	5.70	540,274	5.82	3.82	213,113
3rd Quarter	9.00	6.40	762,179	6.65	4.64	360,784
4th Quarter	10.99	8.05	612,265	8.45	5.95	379,902
2004
1st Quarter	9.95	8.04	719,289	7.76	6.18	417,642
2nd Quarter	8.70	5.75	3,384,451	6.61	4.10	872,300
July (to July 13)	8.77	7.30	4,085,200	6.65	5.44	694,900

(1)	IAMGold began trading on the American Stock Exchange on December 2, 2002.

      We announced our proposed business combination with IAMGold on May 27, 2004. On May 27, 2004, the closing price of the IAMGold common shares on the TSX and the AMEX was Cdn$7.38 and $5.43, respectively. The weighted average closing price of the IAMGold common shares on the TSX and the AMEX for the 60 trading days ending on May 27, 2004 was Cdn$7.62, and $5.71, respectively. On July 13, 2004, the closing price of the IAMGold common shares on the TSX and AMEX was Cdn$8.64 and $6.52, respectively.

Material Changes and Other Information

      We are not aware of any information which indicates that any material change has occurred in the affairs of IAMGold since March 31, 2004, the date of the last published interim financial statements of IAMGold, other than as disclosed herein or otherwise publicly disclosed by IAMGold, and we do not have any knowledge of any other matter that has not previously been generally disclosed and which would reasonably be expected to affect your decision to accept or reject the offer.

RELATIONSHIPS BETWEEN GOLDEN STAR AND IAMGOLD

Beneficial Ownership of and Trading in Securities of IAMGold

      No securities of IAMGold, including IAMGold common shares, are owned beneficially, directly or indirectly, nor is control or direction exercised over any securities of IAMGold, by us or our directors or senior officers or, to the knowledge of such directors and senior officers after reasonable enquiry, by any of our associates or affiliates or by any associate of our directors or senior officers. No person is acting jointly or in concert with us with respect to the offer.

      No securities of IAMGold have been traded during the 12-month period preceding the date of the offer by us or our directors or senior officers or, to the knowledge of such directors and senior officers after reasonable enquiry, by associates or affiliates or by associates of our directors or senior officers.

      As of July 13, 2004, the partners and associates of Fasken Martineau DuMoulin LLP, our Canadian counsel, beneficially owned, directly or indirectly, less than 1% of our outstanding common shares.

Prior Distributions of IAMGold Shares

      We are not aware, based on publicly available information, of any distributions of IAMGold shares since December 9, 2003, other than distributions of IAMGold shares pursuant to the exercise of options to purchase IAMGold shares.

Commitments to Acquire Securities of IAMGold

      Except pursuant to the offer, neither we nor any of our directors or senior officers, nor to the knowledge of our directors and senior officers after reasonable enquiry, any of our associates or affiliates or any associate of any of our directors or senior officers has entered into any commitments to acquire any equity securities of IAMGold.

Arrangements, Agreements or Understandings

      There are no arrangements or agreements made or proposed to be made between us and any of the directors or senior officers of IAMGold and no payments or other benefits are proposed to be made or given by us to such directors or senior officers as compensation for loss of office or as compensation for remaining in or retiring from office if the offer is successful.

Acceptance of the Offer

      We have no knowledge as to whether any IAMGold shareholder will accept the offer.

BACKGROUND TO THE OFFER

      We first discussed a possible business combination with IAMGold in September 2003. Joseph Conway, President and Chief Executive Officer of IAMGold, and Peter Bradford, President and Chief Executive Officer of Golden Star, met in Denver, Colorado, during a gold conference held in Denver from September 22 through September 24, 2003. In addition, there were meetings among Allan Marter, Senior Vice President and Chief Financial Officer of Golden Star; Bruce Higson-Smith, Vice President, Corporate Development of Golden Star; and Grant Edey, Chief Financial Officer of IAMGold. At these meetings, the participants engaged in preliminary discussions regarding the possibility of a business combination of Golden Star and IAMGold, and agreed to exchange certain operating and financial information in order to evaluate whether further discussions should take place.

      We entered into a confidentiality agreement with IAMGold dated September 25, 2003. In early October, Golden Star and IAMGold exchanged information about their respective properties, reserves, operations, plans and budgets, and financial results. During October and November, representatives of Golden Star and IAMGold analyzed the information received and engaged in occasional due diligence discussions. Mr. Bradford met with Mr. Conway in IAMGold’s offices in Toronto during the week of November 24, 2003. They discussed in general terms various aspects of a possible business combination between Golden Star and IAMGold, including a range of possible commercial terms and issues related to the blending of the boards of directors and executive officers of the two companies. Mr. Bradford and Mr. Conway both expressed their views that it appeared to be possible that Golden Star and IAMGold could negotiate a transaction acceptable to both parties. During meetings the week commencing on December 1, 2003 at IAMGold’s offices in Toronto, Mr. Higson-Smith reviewed technical documents and financial statements and discussed with Paul Olmsted, Vice President, Corporate Development, of IAMGold, their respective economic models of a proposed transaction. Mr. Higson-Smith also had additional preliminary discussions with Mr. Conway and Mr. Olmsted regarding possible exchange ratios upon which a combination could be based.

      During this period, we also were considering other potential acquisitions and equity financing opportunities. On December 4, 2003, Mr. Bradford informed Mr. Conway that we were terminating discussions regarding a possible combination with IAMGold. Mr. Bradford subsequently confirmed the termination of discussions in a letter to Mr. Conway.

      From December 5, 2003 through March 30, 2004, we completed an equity financing and continued to consider other acquisition alternatives. Mr. Bradford and Mr. Conway spoke twice during this period in person and by telephone, and each indicated generally his interest in Golden Star and IAMGold recommencing discussions regarding a possible business combination once their annual reporting requirements had been completed. There were no other discussions regarding a business combination between representatives of Golden Star and IAMGold during this period.

      On March 30, 2004, IAMGold announced that it had entered into a pre-merger agreement with Wheaton River, pursuant to which, subject to certain conditions, Wheaton River shareholders would receive 0.55 IAMGold common shares for each common share of Wheaton River. IAMGold and Wheaton River subsequently entered into an arrangement agreement dated April 23, 2004, and amended and restated on April 29, 2004. IAMGold and Wheaton River each announced special meetings of their respective shareholders to be held on June 8, 2004 to consider the proposed transaction.

      Commencing on April 1, and continuing until and after May 27, when Golden Star announced its proposal of a business combination with IAMGold, Golden Star management has received telephone calls and other communications from a number of institutional shareholders of IAMGold, indicating their opposition to the proposed combination of IAMGold and Wheaton River, and suggesting that Golden Star commence an offer for IAMGold shares.

      On April 6, 2004, our Board of Directors met to discuss the relative merits of two potential transactions, including a possible offer for IAMGold. The Board concluded that it was interested in further investigation of a possible offer for IAMGold. The Board appointed a Special Committee composed of Messrs. David Fagin, Lars-Eric Johansson and Ian MacGregor, each an independent director. The Special Committee was authorized to instruct and direct Mr. Bradford in possible discussions and negotiations with IAMGold, to retain legal and financial advisors to assist and advise the Special Committee and Mr. Bradford, and to make recommendations to the Board of Directors regarding any possible business combinations. The Board appointed BMO Nesbitt Burns Inc. to provide financial advisory services and Fasken Martineau DuMoulin LLP to provide legal services with respect to a possible transaction with IAMGold, and instructed the Special Committee and Golden Star’s management to evaluate a possible transaction with or bid for IAMGold.

      During the months of April and May 2004, Golden Star’s management, with the assistance of its financial and legal advisors, obtained and analyzed certain publicly available information regarding IAMGold and constructed valuation models of IAMGold and its assets to determine the relative values of IAMGold and Golden Star. Management also worked with its financial and legal advisors to consider various structuring and transaction alternatives for the combination. Management also monitored the reaction of the markets, analysts and IAMGold shareholders to the IAMGold/Wheaton River transaction, as well as movements in the prices of Golden Star’s own shares. Members of the Special Committee engaged in frequent discussions with management and its financial and legal advisors regarding various financial, legal and business issues including pricing, valuations, transaction alternatives and strategic benefits. The Special Committee delivered periodic written updates to the Board regarding these matters during April.

      The Board met with management to review management’s progress in analysis, valuations and proposed structuring and transaction alternatives on April 22 and April 27, and at its regularly scheduled meetings on April 29 and May 19. The financial and legal advisors participated in the April 22 Board meeting, and the financial advisors participated in the April 27 meeting. At the May 19, 2004 Board Meeting, the Special Committee was dissolved.

      On May 20, 2004, BMO Nesbitt Burns advised Golden Star that it had, through its relationship with a third party, become aware that Coeur d’Alene Mines Corporation was considering a proposal to Wheaton River. Mr. Bradford and Dennis Wheeler, the Chairman and Chief Executive Officer of Coeur d’Alene, spoke later that day. Mr. Wheeler confirmed Coeur d’Alene’s interest in Wheaton River and that its board of directors was considering a proposal to Wheaton River. Mr. Bradford confirmed Golden Star’s interest in IAMGold subject to the finalization of its valuation analysis. Between May 20, 2004 and May 26, 2004, the companies’ financial advisors discussed certain matters related to a possible business combination transaction and issues related to the break-fee clause in the arrangement agreement between IAMGold and Wheaton River. In that discussion and in a subsequent discussion on May 26, Mr. Wheeler and Mr. Bradford discussed the impact of the break fee clause in the arrangement agreement and agreed to a net payment of $26 million that would be paid by Coeur d’Alene to Golden Star if both parties were ultimately successful in their independent bids for IAMGold and Wheaton River.

      On May 26, 2004, the Board of Directors met with management and its financial and legal advisors to discuss a possible proposal for a business combination with IAMGold. The Board discussed the terms and conditions on which a proposal might be made, and instructed management and its financial and legal advisors to prepare a letter to IAMGold’s Chief Executive Officer regarding a proposal.

      On May 27, 2004 the Board of Directors met again with management and its financial and legal advisors and reviewed, discussed and approved the proposal to IAMGold and the related terms and conditions. Also on May 27, 2004 Golden Star entered into an agreement with Coeur d’Alene regarding the payment of break-fees under the arrangement as previously described. For more information regarding this agreement, see “Pre-Offer Agreement with Coeur d’Alene”.

      After the close of markets on May 27, 2004, Mr. Bradford met Mr. Conway and Larry Phillips, Vice President, Corporate Affairs and Corporate Secretary of IAMGold, together with financial and legal advisors, at the offices of IAMGold. Mr. Bradford advised Mr. Conway that Golden Star was proposing a business combination with IAMGold under which IAMGold shareholders would be offered 1.15 Golden Star shares for each IAMGold share, a premium of 13% over the IAMGold shares price based on the last sales prices on the TSX on May 27, 2004.

      Mr. Bradford further advised Mr. Conway that a formal offer by Golden Star would be conditional, among other things, on Golden Star having had an opportunity to perform confirmatory due diligence on IAMGold (which could be completed quickly once Golden Star received full access to necessary materials) and receiving appropriate support from IAMGold’s directors and shareholders. Mr. Bradford requested a list of IAMGold shareholders and the opportunity to meet with the Board of Directors of IAMGold at its earliest convenience to discuss the proposed combination and its benefits for IAMGold shareholders.

      Golden Star announced its proposal for a business combination with IAMGold by press release on May 27, 2004. Coeur d’Alene issued a press release on May 27, 2004 announcing its proposal to make an offer for the shares of Wheaton River. On May 28, 2004, Golden Star held a conference call for investors and other members of the public to discuss its proposal. Management and its financial advisors began conducting discussions and meetings with investors to assess shareholder support for the Golden Star proposal, and have continued to do so.

      Following telephone conversations between Mr. Bradford and each of Mr. Conway and Mr. Gordon Bogden (a director of IAMGold) on May 28 and 30, 2004 and delivery to the IAMGold directors of a letter from Mr. Bradford on May 31, 2004, each requesting an opportunity for Mr. Bradford to meet with the IAMGold directors to present Golden Star’s proposal, Mr. Bradford and a financial advisor made a presentation on May 31, 2004, regarding the proposed business combination to IAMGold’s board of directors. IAMGold issued a press release on May 31 announcing that it did not intend to pursue a business combination with Golden Star and confirming its recommendation that its shareholders vote for the Wheaton River transaction.

      On June 1, 2004, Golden Star issued a press release reaffirming the merits of its proposal to IAMGold, noting positive market response to its proposal, and indicating that the arrangement agreement may have inappropriately restricted the IAMGold directors’ ability to consider alternative proposals. Also on June 1, Golden Star received a list of IAMGold shareholders accompanied by a letter from IAMGold’s legal counsel. The letter requested details of Golden Star’s proposed use of the shareholder list and threatened legal action if Golden Star were to make an offer to IAMGold shareholders regarding its proposed business combination. In particular, IAMGold alleged that the making of an offer by Golden Star would breach the “standstill” terms of the September 25, 2003 confidentiality agreement. IAMGold advised that it would seek appropriate remedies for any non-compliance with such provisions.

      After further correspondence between legal counsel to Golden Star and IAMGold failed to resolve this issue, Golden Star applied to the Ontario Superior Court of Justice for a declaration confirming Golden Star’s interpretation that Golden Star’s making an offer to IAMGold shareholders would not breach the confidentiality agreement. In addition, Golden Star sought an order enjoining the meeting of IAMGold shareholders scheduled for June 8, 2004 to provide for a court determination and for shareholders to assess a formal offer from Golden Star. Golden Star announced its application to the Court in a press release on June 2, 2004 and announced on June 4, 2004 that the Court would hear its application on June 7, 2004.

      Golden Star’s application was heard on Monday, June 7, 2004 by Madam Justice Hoy. An application commenced by certain shareholders of IAMGold who sought similar relief was also heard by Madam Justice Hoy. Wheaton River brought motions to the Court to intervene in both applications, which motions were granted by the Court. The Court reserved its decision until June 8, 2004. On that date Her Honour delivered oral reasons for the decision. Madam Justice Hoy declared that the terms of the confidentiality agreement do not prohibit Golden Star from making an offer. The Court also granted the relief requested by the shareholder applicants to postpone the IAMGold meeting until June 29, 2004.

      On June 8, 2004, the shareholders of Wheaton River approved the business combination contemplated by the arrangement agreement with IAMGold.

      Golden Star filed its offer documents with the Canadian and US securities regulatory authorities on June 10, 2004, and commenced mailing its offer documents to IAMGold shareholders on June 10, 2004. During the period following June 7, 2004, Golden Star’s management and financial advisors contacted numerous IAMGold shareholders regarding its offer.

      On June 10, 2004, Golden Star sent a letter to IAMGold requesting, among other things, that IAMGold provide us with certain non-public information so that we would be able to satisfy the due diligence conditions to our offer. Golden Star also requested that IAMGold appoint an independent chair to conduct the adjourned meeting of shareholders of IAMGold, then scheduled for June 29, 2004, with access to his or her own legal counsel and to establish detailed rules for the delivery and revocation of proxies and rule on the acceptability of certain proxies if appropriate. Finally, Golden Star requested that the proxy deadline for the adjourned IAMGold meeting should be 5:00 p.m. (Toronto time) on the day immediately prior to the adjourned IAMGold meeting in order to allow IAMGold shareholders as much time as possible to consider the relative merits of our offer and the proposed IAMGold/ Wheaton River transaction.

      On June 11, 2004, IAMGold announced that it had appointed a special committee of its board of directors to consider Golden Star’s offer and the Wheaton River transaction and to make recommendations to IAMGold’s board of directors. IAMGold stated that, after receiving a report and recommendations of the IAMGold special committee, IAMGold’s board of directors planned to send its shareholders additional information and recommendations regarding the Wheaton River transaction and the Golden Star bid. IAMGold asked its shareholders to take no action with respect to the Golden Star bid or the Wheaton transaction until its board of directors communicates its assessments of and recommendations regarding both proposed transactions.

      On June 11, 2004, Golden Star’s Canadian counsel wrote to the IAMGold special committee requesting that the IAMGold special committee change the record date for voting for the adjourned IAMGold meeting from April 28, 2004 to on or about June 8, 2004 and confirming Golden Star’s request for the list of registered IAMGold shareholders of record as of April 28, 2004. A copy of that list was provided on June 16, 2004.

      Also on June 11, 2004 Wheaton River announced that it would hold a further vote of its shareholders to consider the IAMGold/ Wheaton River transaction on July 6, 2004.

      On June 14, 2004, Borden Ladner Gervais LLP, counsel to certain IAMGold shareholders, sent a letter to the IAMGold special committee requesting that the IAMGold Special Committee consider changing the record date for voting for the adjourned IAMGold meeting and making the proxy deadline a time immediately prior to the commencement of the adjourned IAMGold meeting.

      On June 14, 2004, Golden Star mailed a proxy circular to shareholders recommending shareholders vote against the IAMGold/ Wheaton River transaction at the adjourned IAMGold meeting.

      On June 15, 2004, certain IAMGold shareholders brought a motion to be heard by the Court on June 24, 2004 seeking an order changing the record date for voting at the adjourned IAMGold meeting and determining the proxy deadline for the adjourned IAMGold meeting. We supported the position taken by the shareholders.

      IAMGold announced on June 16, 2004, the appointment of RBC Dominion Securities Inc. and Ogilvy Renault as its financial and legal advisors respectively. At the request of RBC Dominion Securities, Messrs. Bradford, Marter and Higson-Smith and Golden Star’s financial advisors met on June 18, 2004 with Mr. Robert Quartermain, a director and member of IAMGold’s special committee, and IAMGold’s financial advisors. Messrs. Bradford and Marter made a presentation regarding Golden Star and the proposed business combination, and Golden Star representatives responded to questions regarding Golden Star, its operations and its offer.

      On June 21, 2004, Coeur d’Alene Mines Corporation announced an increase in its proposed offer to Wheaton River and that it had begun mailing an information circular to Wheaton River shareholders recommending they vote against the IAMGold/ Wheaton River transaction.

      In a letter dated June 22, 2004, Don Charter, the Chairman of the IAMGold special committee, wrote a letter to Mr. Bradford indicating (i) IAMGold would not provide Golden Star with access to non-public information concerning IAMGold; and (ii) the special committee would not recommend the appointment of an independent chair for the adjourned IAMGold meeting, or a change to the record date for the adjourned IAMGold meeting. Mr. Charter also indicated that the IAMGold special committee was recommending that the proxy deadline be 5:00 p.m. on the business day immediately prior to the adjourned IAMGold meeting.

      IAMGold announced on June 23, 2004 that its board of directors unanimously recommended that IAMGold shareholders reject Golden Star’s offer and vote in favor of the Wheaton River transaction. IAMGold also stated that the meeting of IAMGold shareholders to vote on the Wheaton River transaction would be postponed from June 29, 2004 to 9:00 a.m., Toronto time, on July 6, 2004, and that the proxy deposit deadline would be extended to 5:00 p.m., Toronto time, on July 5, 2004.

      On June 23, 2004, Coeur d’Alene announced that it would commence a tender offer to acquire all of the shares of Wheaton River conditional upon, among other things, Wheaton River’s shareholders not approving the IAMGold/ Wheaton River transaction.

      On June 24, 2004, the Court dismissed the motion to change the record date for the adjourned IAMGold meeting. The parties agreed to a proxy deadline of 5:00 p.m., Toronto time on July 5, 2004, the day immediately prior to the adjourned IAMGold meeting.

      On June 25, 2004, IAMGold announced that it was mailing the Supplement to the Joint Circular and a directors’ circular recommending that IAMGold shareholders reject Golden Star’s offer.

      Golden Star’s Board of Directors met on June 28, 2004 with management and its financial and legal advisors to discuss the possible terms of an increase in the offer for IAMGold. The Board considered the terms and conditions on which an increased offer might be made, and sought and received advice from its financial and legal advisors regarding the proposed increase. The Board approved the proposed increase in the offer and announced the increased offer after the markets closed on June 28, 2004.

      On June 29, 2004 Coeur d’Alene announced that it had increased the consideration it would be offering to Wheaton River shareholders.

      On June 30, 2004, Golden Star entered into a lock-up agreement with the holder of approximately 3.6 million IAMGold shares pursuant to which that shareholder agreed, among other things, to deposit its shares under our offer and to vote its shares against the Wheaton River transaction. The shareholder has the right to terminate its obligations under the lock-up agreement in certain circumstances, including if a third party makes a fully financed offer to acquire all of the IAMGold shares at a price per IAMGold share greater than 103% of the price per IAMGold share offered under Golden Star’s offer and Golden Star does not elect to increase the price offered under its offer to a price greater than or equal to the price offered under the competing offer.

      On July 6, 2004, at the adjourned annual and special meeting of the shareholders of IAMGold, the shareholders of IAMGold voted against the resolutions necessary to complete the proposed IAMGold/ Wheaton River transaction. Following that meeting, IAMGold announced that the proposed arrangement with Wheaton River would not proceed and reiterated its board of directors’ recommendation to reject Golden Star’s bid. Further, Wheaton River announced that it had adjourned its shareholder meeting and that the arrangement agreement between IAMGold and Wheaton River had been terminated.

      On July 7, 2004, Golden Star sent a letter to Joe Conway, President and Chief Executive Officer of IAMGold, reiterating Golden Star’s request for access to non-public documents of IAMGold and for access to IAMGold’s principal properties to enable the due diligence conditions of our offer to be satisfied.

      On July 8, 2004, IAMGold announced that it had expanded the mandate of the special committee of its board of directors to include actively pursuing alternatives to maximize value for IAMGold shareholders and that the special committee had engaged RBC Capital Markets as its financial advisor to assist in identifying and pursuing such alternatives. IAMGold also announced that its board of directors had recommended that IAMGold shareholders reject Golden Star’s offer and not tender their IAMGold shares to our offer, which recommendation was based on the formal opinion of the special committee’s financial advisor that the consideration offered under Golden Star’s offer was inadequate, from a financial point of view, to IAMGold shareholders.

      Also on July 9, 2004, Mr. Conway spoke via telephone with Mr. Bradford and advised him that IAMGold was preparing a virtual data room containing the IAMGold information we required and indicated that Golden Star would be required to sign a special form of confidentiality agreement as a result of IAMGold’s view of Golden Star’s recent activities.

      In response, Mr. Bradford wrote to Mr. Conway later that day advising him that Golden Star did not believe it was appropriate for Golden Star to be required to sign a special form of confidentiality agreement and enclosing a form of confidentiality agreement signed by Golden Star based on the form of confidentiality agreement between IAMGold and Golden Star entered into in September 2003. As of July 15, 2004, this form of confidentiality agreement has not been countersigned by IAMGold.

      Also on July 9, 2004, IAMGold issued a Notice of Change to its Directors’ Circular dated June 24, 2004, recommending that shareholders reject Golden Star’s increased offer and not tender their IAMGold shares thereto based on the conclusion, among others, that its increased offer is financially inadequate. The Notice of Change to the Directors’ Circular indicated that although the IAMGold shareholders had voted against the proposed arrangement with Wheaton River, a break fee “may still be payable” by IAMGold to Wheaton River if Golden Star’s offer is successful.

      On July 12, 2004, Mr. Bradford sent another letter to Mr. Conway requesting that Mr. Conway advise of the nature and content of any discussions between IAMGold and Wheaton River with respect to the payment of break fees and any related opinions or advice that may have been received from IAMGold’s counsel or counsel to the special committee. Mr. Bradford also asked that IAMGold confirm that Golden Star’s offer would not trigger any change of control provisions in the joint venture/ shareholder agreements with respect to IAMGold’s Material Interests in light of the fact that no such provisions were disclosed in either IAMGold’s Directors’ Circular dated June 24, 2004 or the Notice of Change to its Directors’ Circular dated July 8, 2004.

      On July 13, 2004, Mr. Conway responded by letter to Mr. Bradford’s letters of July 7, 9 and 12, 2004, but gave no further guidance on the questions regarding the applicability of the break fee nor on the existence of the triggering of change of control provisions in the joint venture/ shareholder agreements. The letter also did not address the timing of access to due diligence materials. The letter further stated that IAMGold had adopted a shareholder rights plan and that Golden Star’s bid would be considered in the context of the special committee and RBC Capital Markets identifying and pursuing alternatives to maximize shareholder value, and that IAMGold no longer intended to ask Golden Star for any special form of confidentiality provisions.

      On July 13, 2004, IAMGold announced that its Board of Directors had adopted a shareholder rights plan that will terminate automatically on August 15, 2004. The rights plan provides, among other things, that if Golden Star were to acquire 20% or more of the outstanding IAMGold shares without approval of the IAMGold board of directors, each IAMGold shareholder, other than Golden Star and persons acting with Golden Star, would be able to purchase additional IAMGold shares at a 50% discount to the market price at that time. IAMGold stated that the purpose of the rights plan was to provide sufficient time to bring forward alternatives to maximize shareholder value.

      Also on July 13, 2004, at IAMGold’s direction Mr. Bradford contacted RBC Capital Markets, IAMGold’s financial advisors, to request a copy of the confidentiality agreement that potential bidders for IAMGold would be required to sign. RBC Capital Markets advised Mr. Bradford that while a form of confidentiality agreement would be finalized that day, a copy would not be provided to Golden Star at this time. RBC Capital Markets stated that IAMGold’s priority was to deal first with any other interested parties who might come forward. As a result, Golden Star may not be granted access to the requested due diligence materials in a manner timely for Golden Star’s bid conditions. RBC Capital Markets advised Mr. Bradford that while IAMGold intends to make due diligence materials available to other parties, it is not willing to provide such information to Golden Star on a timely basis.

      Later on July 13, 2004, Mr. Bradford wrote a further letter to Mr. Conway advising Mr. Conway of his discussions with RBC Capital Markets and asking IAMGold to reconsider its position on due diligence access. In that letter, Mr. Bradford also reiterated Golden Star’s request that IAMGold provide the requested information regarding break fees payable to Wheaton River.

      A further letter was sent to Golden Star by Mr. Conway on July 13, 2004 stating that it would not be in the interests of IAMGold shareholders to provide additional confidential information to Golden Star at this time.

      Coeur d’Alene Mines Corporation filed formal offer documents with the U.S. Securities and Exchange Commission on July 13, 2004, which are being mailed to all U.S. shareholders of Wheaton

River. Later that day, Coeur d’Alene announced that the formal offer documents with respect to its offer to shareholders of Wheaton River are being completed and will be made available to Canadian shareholders as soon as practicable. In accordance with our pre-offer agreement with Coeur d’Alene, if Coeur d’Alene completes its proposed combination with Wheaton River and we successfully complete the offer, Coeur d’Alene or Wheaton River will pay to IAMGold a fee of $26 million in lieu of either Wheaton River or IAMGold paying a break fee.

      On July 14, 2004, Golden Star was notified that it had received the necessary approvals with respect to the offer under the Investment Canada Act.

      Golden Star’s board of directors met on July 15, 2004 with management and its legal and financial advisors to discuss the possible extension of the offer and the variation of certain conditions. The board considered various alternatives with respect to the expiry of the offer and the conditions of the offer and sought and received advice from its legal and financial advisors. The board approved the extension of the offer and the variation of the conditions of the offer on the terms set out in this prospectus.

      On July 15, 2004, we made an application with the Ontario Securities Commission to set aside the shareholders rights plan adopted by IAMGold’s board of directors on July 13, 2004 on the basis that it constituted an improper defensive response to our offer.

REASONS FOR THE PROPOSED COMBINATION

      We believe that the combination of Golden Star and IAMGold is a unique opportunity to create an intermediate gold producer with a portfolio of profitable gold operations and advanced exploration and development opportunities in West Africa. We believe that West Africa is host to one of the world’s most geologically prospective areas for future gold discoveries and development of large, low cost mining operations. We believe that the combination of Golden Star and IAMGold will produce the following valuable benefits.

      A leading intermediate gold producer. The combined company would have gold production of approximately 800,000 ounces per year commencing in 2005 and annual revenues of approximately $300 million at a gold price of $375 per ounce. Commencing in 2006, following completion of current development projects, the combined company would have estimated net free cash flow (after capital expenditures and exploration expense) in excess of $100 million per year. The combined company would have the largest reserve and resource base among intermediate producers, with approximately 7.3 million ounces of gold reserves and an additional 90 million tonnes of measured and indicated resources at an average grade of 1.6 grams per tonne. The new company would have significant potential to increase its resources and convert resources to reserves, particularly in our properties in Ghana.

      Substantial cost savings. We estimate the combined company would achieve annual savings of approximately $8 million per year commencing in 2005, primarily through a combination of corporate overhead cost reductions and rationalization of our exploration programs.

      Financial strength. On a pro forma basis, the combined company would have a strong, liquid balance sheet, with approximately $195 million (assuming we pay no cash consideration for IAMGold shares and that a break fee of $23 million is paid to Wheaton River) in cash, cash equivalents and bullion, with total long-term debt of approximately $12 million and sufficient cash flow to fund currently planned development activities. If all IAMGold shareholders elected to receive cash consideration, the combined company would have approximately $138 million in cash, cash equivalents and bullion. The combined company’s financial strength would provide excellent access to capital and an enhanced ability to expand the company’s portfolio of gold mines, development projects and exploration properties.

      Portfolio of West African gold mines. Golden Star and IAMGold are both gold producing companies focused on West Africa. Our Bogoso/ Prestea operation and Wassa development project, expected to commence production in the third quarter of 2004, are both in Ghana. IAMGold is also an established gold producer with mature production and cash flows from its minority interests in four large mines in West Africa, including the world-class Tarkwa and Sadiola mines in Ghana and Mali, respectively.

      Management strength. The Golden Star management team would bring to our combined company many years of hands-on operating and project development experience in Ghana and other parts of West Africa and Africa, with strong credibility in the capital markets.

      Stronger presence in West Africa. As a result of the proposed combination, we would emerge as the predominant intermediate gold mining company active in West Africa. With our extensive operating, project development and exploration experience and financial strength, we would have the opportunity to increase our portfolio by acquiring additional properties and by becoming the partner of choice for junior gold explorers in the region. We believe we would have greater flexibility than the senior gold companies active in West Africa in the pursuit of growth opportunities.

      Increased geological understanding. The knowledge base established by IAMGold’s past activity in West Africa, combined with Golden Star’s own ongoing and active exploration program, is expected to result in a widespread geological understanding in West Africa. We believe this will provide unique potential for organic growth that we can capitalize on with our in-house project development and operational skills.

      Increased competitiveness. With its financial and management strength, enhanced geological understanding and significant presence in West Africa, the combined company would have increased ability to compete for world-class gold projects in the region.

      Increased market profile. The combined company would have a market capitalization of approximately $1.6 billion based on the last trading prices of our respective shares on July 13, 2004. Due to the increased market capitalization, the shares of the combined company would be eligible investments for additional potential institutional investors in the U.S. and Canada. Most of Golden Star’s trading activity is on the AMEX, and most of IAMGold’s trading activity is on the TSX. The combined company should achieve an excellent balance of capital markets participation across the U.S.-Canadian border, with anticipated daily trading volumes of from $25 to $30 million per day.

PLANS FOR GOLDEN STAR AND IAMGOLD FOLLOWING

THE COMPLETION OF THE OFFER

      Our focus has been to acquire holdings in Ghana in areas from which significant amounts of gold have historically been produced and where we believe there are excellent opportunities for the discovery of additional gold. More recently, we have expanded our focus to include exploration for new gold discoveries in new prospective areas, in southeast Mali and in Sierra Leone.

      Following the acquisition of IAMGold, Golden Star would emerge as a dominant intermediate size gold producer with strong, diversified cash flow from six operations in Ghana and Mali and a royalty portfolio. We would have continuing production growth in 2004 and 2005 as Wassa begins operations, production at Bogoso/Prestea increases and the Tarkwa expansion is completed. We expect to fund the current development projects of the combined company primarily from free net cash flow, preserving and growing the combined treasury of approximately $195 million (assuming we pay no cash consideration for IAMGold shares and that we pay a $23 million break fee to Wheaton River, or $138 million if all IAMGold shareholders elect to receive cash consideration) to enable us to respond quickly to attractive growth opportunities.

      Golden Star, following the acquisition, would continue to have its operations and immediate development and exploration activities concentrated in West Africa, a part of the world where we believe there is excellent potential for new gold discoveries and the development of new gold mines. The fact that three of the top four gold producers have significant operations in the region supports our view.

      As the dominant intermediate gold producer in this region, with substantial cash flow from existing operations, we should be a leader in the exploration for new gold discoveries and in the acquisition of existing gold projects. We already have operating credibility in this region. We intend to be the partner of choice for junior companies operating in West Africa, several of which have advanced exploration or development stage projects but do not possess project development or operating expertise. We would have sufficient cash and cash flow to be a partner of choice for senior companies and to take advantage of the acquisition opportunities presented by senior gold company dispositions.

      In West Africa, local experience and knowledge is crucial. We have extensive experience in Ghana, and have begun to develop our knowledge of Sierra Leone and Mali. IAMGold explored actively in West Africa during the early to mid 1990s, and we expect our exploration efforts to benefit substantially from the combination of the two companies.

Delisting

      If permitted by applicable law, subsequent to the completion of the offer and, if necessary, any compulsory acquisition or any subsequent acquisition transaction, including the subsequent amalgamation, we intend to delist the IAMGold shares from the TSX and AMEX and, where applicable, to cause IAMGold to cease to be a reporting issuer.

PRE-OFFER AGREEMENT WITH COEUR D’ALENE

      As referenced in “Background of the Offer”, a break fee is payable by IAMGold to Wheaton River if the arrangement agreement is terminated in the following events: (i) Wheaton River terminates the arrangement agreement if an acquisition proposal is determined by IAMGold’s directors to be a “Superior Proposal”, as defined in the arrangement agreement, and the directors of IAMGold withdraw or modify their recommendation of the transactions contemplated in the arrangement agreement or approve, recommend or enter into any agreement with respect to the Superior Proposal; (ii) IAMGold terminates the arrangement agreement on the basis that another acquisition proposal is a Superior Proposal (after having given Wheaton River the opportunity to match the offer); (iii) if an acquisition proposal is not withdrawn prior to IAMGold’s shareholders meeting and the shareholders of IAMGold do not approve the transactions contemplated in the arrangement agreement (and the arrangement agreement is terminated on that basis) and IAMGold completes the business combination with the person who proposed the acquisition proposal within 9 months from the date of termination of the arrangement agreement; or (iv) IAMGold shareholders do not approve the transactions and certain other matters on or before July 22, 2004. Similarly, a break fee is payable by Wheaton River to IAMGold in the event the arrangement agreement is terminated in analogous circumstances relating to Wheaton River other than in (iv) above. The break fee payable is equal to 3% of the market capitalization of the paying party.

      In accordance with the terms of their agreement, Golden Star and Coeur d’Alene agreed to net the potential break fees payable under the arrangement agreement such that if both Golden Star and Coeur d’Alene complete their proposed combinations with IAMGold and Wheaton River, respectively, Coeur d’Alene or Wheaton River shall pay to IAMGold a fee of $26 million in lieu of either party paying a break fee under the arrangement agreement.

      On July 6, 2004, the shareholders of IAMGold rejected the proposed merger with Wheaton River. As a result of that vote, the arrangement agreement between IAMGold and Wheaton River terminated and Wheaton River adjourned its shareholder meeting. On July 13, 2004, Coeur d’Alene initiated its formal tender offer for all Wheaton River common shares. If Coeur d’Alene does not complete its proposed combination with Wheaton River, IAMGold may be required to pay a break fee to Wheaton River. We estimate the break fee payable by IAMGold to be approximately $23 million.

ACQUISITION OF SHARES NOT DEPOSITED

Subsequent Amalgamation

      If we take up and pay for IAMGold shares validly deposited under the offer, we intend to cause a special meeting of IAMGold shareholders to be held to effect an amalgamation (including by way of statutory arrangement) involving IAMGold and Golden Star or an affiliate whereby we directly or indirectly will acquire all IAMGold shares not acquired pursuant to the offer, referred to as a subsequent amalgamation. The timing and details of any such subsequent amalgamation will depend on a number of factors, including the number of IAMGold shares acquired pursuant to the offer. If at least 66 2/3% of the issued and outstanding IAMGold shares are taken up under the offer, we should own sufficient IAMGold shares to effect the subsequent amalgamation. We intend that, subject to applicable law, the consideration offered under the subsequent amalgamation would be the same as the consideration the non-depositing shareholder would have received if you had deposited your shares under our offer. Consideration offered to holders of IAMGold shares in the subsequent amalgamation could ultimately have a higher or lower value than the value of the consideration pursuant to the offer.

      The subsequent amalgamation described above will be a “going private transaction” within the meaning of certain applicable Canadian securities legislation and regulations, the Ontario Securities Commission, referred to as the “OSC,” Rule 61-501 and the Autorité de marchés financiers (Quebec), referred to as the “AMF,” Policy Q-27, if such subsequent amalgamation would result in your interest in IAMGold being terminated without your consent. In certain circumstances, the provisions of Rule 61-501 and Policy Q-27 may also deem such an amalgamation to be a “related party transaction”. However, if the subsequent amalgamation is a “going private transaction” carried out in accordance with Rule 61-501 or an exemption therefrom and Policy Q-27 or an exemption therefrom, the “related party transaction” provisions of Rule 61-501 and Policy Q-27 would not apply to such transaction. We intend to carry out any such going private transaction in accordance with Rule 61-501 and Policy Q-27 or exemptions therefrom such that the related party transaction provisions of Rule 61-501 and Policy Q-27 will not apply to the going private transaction.

      Canadian securities legislation and regulations, Rule 61-501 and Policy Q-27 provide that, unless exempted, a corporation proposing to carry out a going private transaction is required to prepare a valuation of the IAMGold shares (and subject to certain exceptions, any non-cash consideration being offered therefor) and provide to the holders of the IAMGold shares a summary of such valuation or the entire valuation. In connection therewith, we intend to rely on any exemption then available or to seek waivers pursuant to Rule 61-501 and Policy Q-27 from the OSC and AMF, respectively, exempting us,

IAMGold and any affiliates, as appropriate, from the requirement to prepare a valuation in connection with the subsequent amalgamation.

      The provisions of the CBCA may require the approval of at least 66 2/3% of the votes cast by holders of the outstanding IAMGold shares at a meeting duly called and held for the purpose of approving the subsequent amalgamation. Rule 61-501 and Policy Q-27 would in effect also require that, in addition to any other required securityholder approval, in order to complete a going private transaction, the approval of a simple majority of the votes cast by “minority” holders of the affected securities must be obtained unless an exemption is available or discretionary relief is granted by the OSC and the AMF. In relation to the subsequent amalgamation, the “minority” holders will be, subject to any available exemption or discretionary relief granted by the OSC and the AMF as required, all IAMGold shareholders other than us, our directors and senior officers, any associates or affiliates, any person or company acting jointly or in concert with any of the foregoing persons (other than IAMGold) and any person who is a “related party” of us as defined by Rule 61-501 and Policy Q-27. Rule 61-501 and Policy Q-27 also provide that we may treat IAMGold shares acquired pursuant to the offer as “minority” shares and vote them, or to consider them voted, in favour of a subsequent amalgamation that is a going private transaction if the consideration for each security in the subsequent amalgamation is at least equal in value to and in the same form as the consideration paid pursuant to the offer. We currently intend that, subject to applicable law, the consideration offered under any subsequent amalgamation we proposed would be the same as the consideration the non-depositing shareholder would have received if you had deposited your shares under our offer. We intend to cause the IAMGold shares acquired pursuant to the offer to be voted in favor of such transaction and to be counted as part of any minority approval required in connection with any such transaction.

      In addition, under Rule 61-501 and Policy Q-27, if, following the offer, we and our affiliates are the registered holders of 90% or more of the IAMGold shares at the time the subsequent amalgamation is initiated, the requirement for minority approval would not apply to the transaction if a statutory right to dissent and seek fair value or a substantially equivalent enforceable right is made available to the minority shareholders.

      The subsequent amalgamation may also result in you having the right to dissent and demand payment of the fair value of your IAMGold shares. If the statutory procedures are complied with, this right could lead to a judicial determination of the fair value required to be paid to you for your IAMGold shares. The fair value of IAMGold shares so determined could be more or less than the amount paid per IAMGold shares pursuant to the subsequent amalgamation or the offer.

Effect of Reducing Minimum Tender Condition

      Under the original conditions to our offer, we were not required to take up and pay for any IAMGold shares tendered to the offer unless 66 2/3% of the shares of IAMGold (on a fully diluted basis) were deposited at the expiry time. We have amended the minimum tender condition of the offer to provide that 50.1% of the shares of IAMGold (on a fully diluted basis) must be deposited before we are required to take up and pay for the IAMGold shares. See “The Offer — Conditions to the Offer”. If we acquire less than 66 2/3%, it may be more difficult to cause the subsequent amalgamation.

      In the event that 66 2/3% of the IAMGold shares are tendered to our offer and taken up and paid for, we would have the ability to control decisions of IAMGold, including decisions regarding fundamental changes to IAMGold (which would include our planned amalgamation, other changes to IAMGold’s capital structure, or significant dispositions). As a result of reducing the minimum tender condition, we may acquire initially less than 66 2/3% of the IAMGold shares. In these circumstances, we would not be able to cause or control IAMGold fundamental changes without purchasing additional IAMGold shares. Also, we would not be able to guarantee the requisite vote to cause the subsequent amalgamation, which would be a fundamental change requiring the approval of the holders of 66 2/3% of the IAMGold shares.

      If we initially acquire less than 66 2/3% of the IAMGold shares under the offer, we may decide to acquire additional IAMGold shares in accordance with applicable law in order to obtain the 66 2/3% of outstanding IAMGold shares necessary to approve the planned amalgamation. Pursuant to applicable securities laws and subject to any exemption therefrom, we will be required to complete the amalgamation within 120 days of the expiry of the offer in order to vote our IAMGold shares in connection with the applicable minority approval requirements and to be exempt from the requirement to prepare a formal valuation of the IAMGold shares and the Golden Star shares.

      In the event we do no complete a subsequent amalgamation, we may not be able to integrate the operations of IAMGold and Golden Star or to realize the anticipated synergies. Additionally, if we do not complete a subsequent amalgamation on a timely basis, the exchange of IAMGold shares for Golden Star shares pursuant to the offer may not be treated as being made pursuant to a reorganization for U.S. tax purposes. See “Certain U.S. Income Tax Considerations”.

      The tax consequences to you of the subsequent amalgamation may differ significantly from the tax consequences to you of accepting the offer. See “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Income Tax Considerations”, respectively. You should consult your legal advisors for a determination of your legal rights with respect to a subsequent amalgamation if and when proposed.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

General

      The following is a summary, as of the date hereof, of the principal Canadian federal income tax consequences generally applicable to shareholders who dispose of their IAMGold shares pursuant to the offer and who, for purposes of the Income Tax Act (Canada), or Tax Act, hold their IAMGold shares as capital property, deal at arm’s length and are not affiliated with each of Golden Star and IAMGold at all times up to and including the completion of the offer, and immediately following completion of the offer will not, either alone or together with any person with whom the shareholder does not deal at arm’s length, control Golden Star or beneficially own our shares having a fair market value in excess of 50% of the fair market value of all of our outstanding shares. The IAMGold shares will generally constitute capital property to you unless you hold such shares in the course of carrying on a business or have acquired such IAMGold shares in a transaction or transactions considered to be an adventure in the nature of trade. This summary is not applicable to a shareholder who is a “tax shelter investment” under the Tax Act or that is a financial institution which is subject to the “mark-to-market” provisions of the Tax Act.

      This summary is based upon the current provisions of the Tax Act, the regulations thereunder, all proposed amendments to the Tax Act or the regulations announced by the Minister of Finance prior to the date hereof and our understanding of the current published administrative and assessing practices of Canada Revenue Agency, referred to as the CRA. This summary does not otherwise take into account or anticipate changes in the law, whether by way of judicial, governmental or legislative decision or action, nor does it take into account provincial, territorial or foreign tax legislation or considerations.

      This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular shareholder and, accordingly, IAMGold shareholders should consult their own independent tax advisors for advice with respect to the income tax consequences to them of disposing of their IAMGold shares having regard to their own particular circumstances.

      The following terms have the following meanings:

      “Cash-Out Percentage” means the percentage equal to (100 x Cdn $0.50)/(A + B + Cdn $0.50) where A is the fair market value of 1.15 Golden Star shares at the time that we take up and pay for such shares expressed in Canadian dollars and B is the fair market value of the contingent payment entitlement at the time that we take up and pay for such shares expressed in Canadian dollars.

      “CPE Percentage” (i) in the case of a IAMGold shareholder who accepts the offer and elects to receive consideration under the all share option means the percentage equal to 100% minus the Remaining

Percentage, and (ii) in the case of a IAMGold shareholder who accepts the offer and elects to receive consideration under the cash and share option means the percentage equal to 100% minus the aggregate of the Cash-Out Percentage and the Remaining Percentage.

      “Remaining Percentage” (i) in the case of a IAMGold shareholder who accepts the offer and elects to receive consideration under the all share option means the percentage equal to (100 x A)/(A+B); where A is the fair market value of 1.25 Golden Star shares at the time that we take up and pay for such shares expressed in Canadian dollars and B is the fair market value of the contingent payment entitlement at the time that we take up and pay for such shares expressed in Canadian dollars, and (ii) in the case of a IAMGold shareholder who accepts the offer and elects to receive the cash and share option means the percentage equal to (100 x A)/(A + B + Cdn $0.50); where A is the fair market value of 1.15 Golden Star shares at the time that we take up and pay for such shares expressed in Canadian dollars and B is the fair market value of the contingent payment entitlement at the time that we take up and pay for such shares expressed in Canadian dollars.

Shareholders Resident in Canada

      In addition to the comments set out under the heading “General,” this portion of the summary is applicable only to shareholders who are resident or deemed to be resident in Canada for purposes of the Tax Act, referred to as the resident shareholders.

      Certain resident shareholders whose IAMGold shares might not otherwise qualify as capital property may, in certain circumstances, make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their IAMGold shares and every “Canadian security” (as defined in the Tax Act) owned by such holders in the taxation year of the election and in all subsequent taxation years deemed to be a capital property.

Resident Shareholders Accepting the Offer — All Share Option

      The following applies only to a resident shareholder who accepts our offer and elects the all share option on the basis that the Remaining Percentage of each IAMGold share will be exchanged with Golden Star for 1.25 Golden Star shares and the CPE Percentage of each IAMGold share will be exchanged for the contingent payment. See “Contingent payment entitlement.” We believe this allocation to be reasonable; however, such allocation is not binding upon the CRA. If the foregoing allocation is ultimately changed, the tax consequences described below would have to be modified to take into account such variance.

Under the current administrative practices of the CRA, as set out in Interpretation Bulletin No. IT-450R:

(a)	a resident shareholder will be considered

(i) to have disposed of the Remaining Percentage of each IAMGold share for proceeds of disposition equal to the Remaining Percentage of the resident shareholder’s adjusted cost base of such IAMGold share determined immediately before the exchange, with the result that no capital gain or loss will be realized by the resident shareholder on such disposition, and

(ii) to have acquired the Golden Star shares at a cost equal to the Remaining Percentage of the resident shareholder’s adjusted cost base of the IAMGold shares disposed of,

unless the resident shareholder, in the income tax return for the taxation year in which the exchange occurs, includes in computing income any portion of the gain or loss otherwise determined on such exchange; in which case the resident shareholder will be required to recognize a capital gain (or a capital loss) to the extent that the fair market value at the time of the exchange of the Golden Star shares exceeds (or is less than) the total of the Remaining Percentage of the resident shareholder’s adjusted cost base of the IAMGold shares and any reasonable costs of disposition and the resident shareholder will be considered to have acquired the Golden Star shares at a cost equal to the fair market value at the time of the exchange of the Remaining Percentage of the IAMGold share;

(b) a resident shareholder will be considered to have disposed of the CPE Percentage of each IAMGold share for proceeds of disposition equal to the fair market value of the contingent payment entitlement at the time it is acquired with the result that the shareholder will realize a capital gain (or a capital loss) in respect of the CPE Percentage of the IAMGold share to the extent that such proceeds of disposition exceed (or are less than) the total of the CPE Percentage of the adjusted cost base of the IAMGold share held by such shareholder and any reasonable costs of disposition. To the extent that the resident shareholder receives payment under the contingent payment entitlement that is less than (or greater than) the fair market value of the contingent payment entitlement at the time it was acquired, such shareholder will realize a capital loss (or a capital gain) equal to such amount; and

(c) a resident shareholder who receives cash not exceeding Cdn$200 in lieu of a fractional share will have the option of recognizing the capital gain or capital loss arising on the disposition of the fractional share or, alternatively, of reducing the adjusted cost base of the Golden Star shares acquired by the amount of cash so received.

Resident Shareholders Accepting the Offer — Cash and Share Option

      The following applies only to a resident shareholder who accepts our offer and elects the cash and share option on the basis that the Remaining Percentage of each IAMGold share will be exchanged with us for 1.15 Golden Star shares, the Cash-Out Percentage of each IAMGold share will be exchange for Cdn$0.50, and the CPE Percentage of each IAMGold share will be exchanged for the contingent payment entitlement. We believe this allocation to be reasonable; however, such allocation is not binding upon the CRA. If the foregoing allocation is ultimately changed, the tax consequences described below would have to be modified to take into account such variance.

      Under the current administrative practices of the CRA, as set out in Interpretation Bulletin No. IT-450R:

(a)	a resident shareholder will be considered

(i) to have disposed of the Remaining Percentage of each IAMGold share for proceeds of disposition equal to the Remaining Percentage of the resident shareholder’s adjusted cost base of such IAMGold share determined immediately before the exchange, with the result that no capital gain or loss will be realized by the resident shareholder on such disposition, and

(ii) to have acquired the Golden Star shares at a cost equal to the Remaining Percentage of the resident shareholder’s adjusted cost base of the IAMGold shares disposed of,

unless the resident shareholder, in the income tax return for the taxation year in which the exchange occurs, includes in computing income any portion of the gain or loss otherwise determined on such exchange; in which case the resident shareholder will be required to recognize a capital gain (or a capital loss) to the extent that the fair market value at the time of the exchange of the Golden Star shares exceeds (or is less than) the total of the Remaining Percentage of the resident shareholder’s adjusted cost base of the IAMGold shares and any reasonable costs of disposition and the resident shareholder will be considered to have acquired the Golden Star shares at a cost equal to the fair market value at the time of the exchange of the Remaining Percentage of the IAMGold share;

(b) a resident shareholder will be considered to have disposed of the Cash-Out Percentage of each IAMGold share for proceeds of disposition equal to the amount of cash received for the Cash-Out Percentage of the IAMGold share with the result that the resident shareholder will realize a capital gain (or a capital loss) in respect of the Cash-Out Percentage of the IAMGold share to the extent that such proceeds of disposition exceed (or are less than) the total of the Cash-Out

Percentage of the adjusted cost base of the IAMGold share held by such shareholder and any reasonable costs of disposition;

(c) a resident shareholder will be considered to have disposed of the CPE Percentage of each IAMGold share for proceeds of disposition equal to the fair market value of the contingent payment entitlement at the time it is acquired with the result that the resident shareholder will realize a capital gain (or a capital loss) in respect of the CPE Percentage of the IAMGold share to the extent that such proceeds of disposition exceed (or are less than) the total of the CPE Percentage of the adjusted cost base of the IAMGold share held by such shareholder and any reasonable costs of disposition. To the extent that the resident shareholder receives payment under the contingent payment entitlement that is less than (or greater than) the fair market value of the contingent payment entitlement at the time it was acquired, such shareholder will realize a capital loss (or a capital gain) equal to such amount; and

(d) a resident shareholder who receives cash not exceeding Cdn$200 in lieu of a fractional share will have the option of recognizing the capital gain or capital loss arising on the disposition of the fractional share or, alternatively, of reducing the adjusted cost base of the Golden Star shares acquired by the amount of cash so received.

Taxation of Capital Gains and Capital Losses

      One-half of any capital gain (a “taxable capital gain”) realized pursuant to our offer must be included in computing the resident shareholder’s income and one-half of any capital loss (an “allowable capital loss”) incurred pursuant to our offer is deductible by the resident shareholder from taxable capital gains arising in the year of disposition. To the extent that a resident shareholder has insufficient taxable capital gains in the current taxation year against which to apply an allowable capital loss, the deficiency will constitute a net capital loss for the current taxation year and may generally be carried back to any of the three preceding taxation years or carried forward to any future taxation year, subject to the detailed rules in the Tax Act in that regard.

      The amount of any capital loss realized by a resident shareholder that is a corporation or certain partnerships or trusts may be reduced in certain circumstances in respect of dividends previously received or deemed to be received on the IAMGold shares to the extent and under the circumstances described in the Tax Act.

      A resident shareholder who is an individual (other than certain trusts) who realizes a capital gain may be subject to alternative minimum tax.

      A resident shareholder that is throughout the relevant taxation year a “Canadian-controlled private corporation” as defined in the Tax Act may be liable to pay, in addition to the tax otherwise payable under the Tax Act, a refundable tax of 6 2/3% determined by reference to its aggregate investment income for the year, which is defined to include an amount in respect of taxable capital gains.

Acquisition of Shares Not Deposited

      A resident shareholder who dissents and elects to receive the fair value for the holder’s IAMGold shares will be considered to have disposed of the IAMGold shares for proceeds of disposition equal to the amount received by the resident shareholder less the amount of interest awarded by the court and will realize a capital gain (or a capital loss) in the manner, and subject to the treatment, described above. Any interest awarded to the resident shareholder by the court will be included in the resident shareholder’s income for the purposes of the Tax Act.

     Subsequent Acquisition Transaction

      If we do not acquire all of the IAMGold shares pursuant to the offer, we propose to carry out a subsequent acquisition transaction by means of an amalgamation. On such amalgamation each IAMGold share of a resident shareholder who has not accepted the offer will be exchanged for 1.25 Golden Star shares and a contingent payment entitlement. Such shareholders will be considered to have disposed of their IAMGold shares for proceeds of disposition equal to the aggregate fair market value of the Golden Star shares received and the contingent payment entitlement at the time they are acquired with the result that such resident shareholders will realize a capital gain (or a capital loss) to the extent that such proceeds of disposition exceed (or are less than) the aggregate adjusted cost base of the IAMGold shares held by such shareholder immediately prior to the amalgamation and any reasonable costs of disposition. To the extent that the resident shareholder receives payment under the contingent payment entitlement that is less than (or greater than) the value of the contingent payment entitlement at the time it was acquired, such shareholder will realize a capital loss (or a capital gain) equal to such amount.

      If the subsequent acquisition transaction is not carried out as an amalgamation as described above, the tax treatment of such transaction to a resident shareholder will depend upon the exact manner in which the subsequent acquisition transaction is carried out.

      Resident shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their IAMGold shares acquired pursuant to a subsequent acquisition transaction.

     Shareholders Not Resident in Canada

      In addition to the comments set out under the heading “General,” this portion of the summary is only applicable to shareholders who, for purposes of the Tax Act, have not been resident in Canada or deemed to be resident in Canada at any time while they held their IAMGold shares, do not carry on an insurance business in Canada and who do not use or hold and are not deemed to use or hold their IAMGold shares in carrying on a business in Canada.

Non-Resident Shareholders Accepting the Offer

      A non-resident shareholder who accepts our offer and elects under either the all share option or the cash and share option will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of IAMGold shares pursuant to the offer unless such shares are or are deemed to be “taxable Canadian property” and the non-resident shareholder is not afforded any relief under an applicable tax treaty.

      Generally, IAMGold shares will not be taxable Canadian property at a particular time provided that such shares are listed on a prescribed stock exchange (which includes the TSX and the AMEX), unless:

(a) at any time during the five year period immediately preceding the disposition of the IAMGold shares by such non-resident shareholder, the non-resident shareholder, persons not dealing at arm’s length with such non-resident shareholder, or any combination thereof owned (or had options to acquire) not less than 25% of the issued shares of any class or series of the capital stock of IAMGold; or

(b) the non-resident shareholder’s IAMGold shares were acquired in a tax deferred exchange in consideration for property that was itself taxable Canadian property.

      Even if the IAMGold shares are taxable Canadian property to a non-resident shareholder and the disposition would give rise to a capital gain, an exemption from tax may be available under the terms of an applicable income tax treaty between Canada and the country of residence of the non-resident shareholder.

Acquisition of Shares Not Deposited

      The consequences under the Tax Act to a non-resident shareholder of any subsequent acquisition transaction would depend upon the nature of the transaction. In general, the non-resident shareholder would not be subject to taxation under the Tax Act in respect of any capital gain that is recognized, including on the proposed amalgamation, unless the non-resident shareholder’s IAMGold shares are taxable Canadian property, as described above, and the non-resident shareholder is not afforded any relief under an applicable tax treaty.

      A non-resident shareholder who dissents and elects to receive the fair value for the holder’s IAMGold shares will be considered to have disposed of the IAMGold shares for proceeds of disposition equal to the amount received by the resident shareholder less the amount of interest awarded by the Court. In such circumstances, the non-resident shareholder would not be subject to taxation under the Tax Act in respect of any capital gain that is recognized unless the non-resident shareholder’s IAMGold shares are taxable Canadian property, as described above, and the non-resident shareholder is not afforded any relief under an applicable tax treaty.

      Interest awarded to a dissenting non-resident shareholder by a court will be subject to non-resident withholding tax at the rate of 25% unless the rate is reduced under the provisions of an applicable tax treaty. Non-resident shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their IAMGold shares acquired pursuant to a subsequent acquisition transaction.

CERTAIN U.S. INCOME TAX CONSIDERATIONS

      The following is a summary of the material anticipated U.S. Federal income tax consequences of exchanging IAMGold shares for our common shares pursuant to the offer. This summary is based upon the U.S. Internal Revenue Code of 1986, as amended, referred to as the “Code,” treasury regulations promulgated under the Code, administrative rulings of the U.S. Internal Revenue Service, referred to as the “IRS”, and judicial decisions of the U.S. courts, in each case as in effect on the date hereof. Changes in the laws may alter the U.S. Federal income tax treatment of our common shares discussed in this summary, possibly with retroactive effect.

      This summary is general in nature and does not address the effects of any state or local taxes, or the tax consequences in jurisdictions other than the United States. In addition, this summary does not address all U.S. Federal income tax consequences that may be relevant to the particular circumstances of a holder of IAMGold shares, nor to a holder of IAMGold shares with a special status, such as:

•	a person that owns, has owned, or will own 5% or more (by voting power or value, and taking into account certain attribution rules) of our issued and outstanding shares or IAMGold shares;

•	a broker, dealer or trader in securities or currencies, or any person who owns IAMGold shares or our shares other than as capital assets within the meaning of Section 1221 of the Code;

•	a bank, mutual fund, life insurance company or other financial institution;

•	a tax-exempt organization;

•	a real estate investment trust or regulated investment company;

•	a qualified retirement plan or individual retirement account;

•	a person that holds or will hold their IAMGold shares or Golden Star shares as part of a straddle, hedge, constructive sale or other integrated transaction for tax purposes;

•	a partnership, S corporation or other “pass-through” entity, as determined for U.S. Federal income tax purposes;

•	an investor in a partnership, S corporation or other “pass-through” entity, as determined for U.S. Federal income tax purposes;

•	a person whose functional currency for tax purposes is not the U.S. dollar;

•	a person liable for alternative minimum tax;

•	a person who is resident or deemed to be resident in Canada pursuant to the Income Tax Act (Canada).

      It is assumed for purposes of this summary that we are not, have not at any time been and will not be after this offering (a) a “controlled foreign corporation,” as defined in Section 957(a) of the Code, (b) a “foreign investment company,” as defined in Section 1246(b) of the Code or (c) a “foreign personal holding company,” as defined in Section 552 of the Code.

      HOLDERS OF IAMGOLD SHARES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE ACQUISITION PURSUANT TO THE OFFER, OWNERSHIP AND DISPOSITION OF OUR SHARES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS THE TAX CONSEQUENCES UNDER STATE, LOCAL AND NON-UNITED STATES TAX LAW AND THE POSSIBLE EFFECTS OF CHANGES IN TAX LAW.

      For purposes of this discussion, a “U.S. Holder” means a beneficial owner of a common share of IAMGold, or Golden Star, as the case may be, who is, for U.S. Federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. Federal income taxation regardless of its source; or

•	a trust (1) that validly elects to be treated as a U.S. person for U.S. Federal income tax purposes or (2) the administration over which a U.S. court can exercise primary supervision and all of the substantial decisions of which one or more U.S. persons have the authority to control.

      “Non-U.S. Holder” means any person who owns shares of IAMGold, or our shares, as the case may be, and who is not a U.S. Holder.

      If a “pass-through” entity holds IAMGold shares, the tax treatment of an owner of such “pass-through” entity generally will depend upon the status of such owner and upon the activities of the “pass-through” entity. An owner of a “pass-through” entity holding IAMGold shares should consult such owner’s tax advisor regarding the specific tax consequences of exchanging IAMGold shares in the offer.

U.S. Holders of IAMGold Shares

Consequences of Exchanging IAMGold Shares Pursuant to the Offer

      Following the closing of the offer, we intend to effect the subsequent amalgamation of IAMGold and Golden Star or an affiliate of Golden Star, pursuant to which U.S. Holders of IAMGold shares who do not exchange their shares in the offer will receive Golden Star shares and may receive a cash payment. See “Acquisition of Shares Not Deposited” in this prospectus. We will endeavor to cause the exchange of IAMGold shares pursuant to the offer together with the subsequent amalgamation of IAMGold to be treated as an exchange pursuant a “reorganization” within the meaning of Section 368(a)(1) of the Code. However, reorganization treatment may or may not be available, depending upon whether we are able to accomplish a subsequent amalgamation and depending upon the specific outcome of the subsequent amalgamation. Events that are outside of our control may prevent us from accomplishing a subsequent amalgamation on a timely basis and thus could prevent exchanges made pursuant to the offer from being treated as made pursuant to a reorganization. Moreover, reorganization treatment will apply only if the offer and the subsequent amalgamation are treated for federal tax purposes as a single transaction. While we intend to treat the offer and any subsequent amalgamation in this manner, our treatment will not bind the Internal Revenue Service. Accordingly, even if we succeed in effecting the subsequent amalgamation of IAMGold and Golden Star or an affiliate of Golden Star on a timely basis after the closing of the offer, there may be some risk that the exchange of IAMGold shares pursuant to the offer will not be treated as made pursuant to a “reorganization” under Section 368(a)(1) of the Code. Each U.S. Holder is urged to take this risk into account.

      If the exchange of IAMGold shares pursuant to the offer qualifies as an exchange pursuant to a reorganization under Section 368(a)(1) of the Code, the exchange should have the following U.S. Federal income tax consequences:

•	Golden Star and IAMGold will be treated as “parties to the reorganization” under Section 368(b) of the Code.

•	No gain or loss will be recognized on the exchange of IAMGold shares solely for Golden Star shares pursuant to the offer, except with respect to cash received instead of a fractional share;

•	Gain (but not loss) will be recognized on the exchange of IAMGold shares for a combination of IAMGold shares and cash pursuant to the offer, equal in amount to the excess, if any, of:

•	the amount realized, including the sum of the cash (excluding any cash received instead of a fractional Golden Star share) and the fair market value of the Golden Star shares received (including any fractional Golden Star share deemed received and exchanged for cash), over

•	the U.S. Holder’s adjusted tax basis in the IAMGold shares exchanged,

        but not in excess of the cash received by such U.S. holder in the transaction.

        Such gain would generally be capital gain, and would generally be long term capital gain if the IAMGold shares were held for more than one year. However, in certain circumstances in which the U.S. Holder maintains a sufficient continuing interest (both direct and constructive) in Golden Star, the gain could be treated as dividend income to the extent paid out of current or accumulated earnings and profits of Golden Star. A U.S. Holder who exchanges IAMGold shares that have different bases must compute gain separately on the separate shares.

•	The aggregate adjusted tax basis of our shares received in the exchange (including any fractional share deemed received and exchanged for cash) by a U.S. Holder will be the same as the aggregate adjusted tax basis of such U.S. Holder’s IAMGold shares exchanged therefore, increased by the amount of gain recognized in the exchange (other than gain recognized on the receipt of cash in lieu of a fractional share) and reduced by the amount of cash received in the exchange.

•	The holding period of our shares received in the exchange by a U.S. Holder will include the holding period of such U.S. Holder’s IAMGold shares exchanged therefore.

•	The receipt of cash in lieu of a fractional Golden Star share by a U.S. Holder will generally result in taxable gain or loss to the U.S. Holder equal to the difference between the amount of cash received by the U.S. Holder and the U.S. Holder’s adjusted tax basis in such fractional share. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period exceeds one year upon the closing of the exchange. However, in certain circumstances in which a U.S. Holder maintains a sufficient interest in Golden Star (both direct and constructive), the amount of a cash payment received in lieu of a fractional share by the U.S. Holder may be treated as dividend income to the extent paid out of earnings and profits.

•	The contingent payment of Cdn$0.20 per share, if and when received, less any portion of the payment that is treated for federal income tax purposes as interest, will be treated as an additional amount realized that would result in the recognition of additional gain, if any.

•	Alternatively, there is a possibility that the fair market value of the right to receive the contingent payment of Cdn$0.20 will be treated as an additional amount realized at the time of the exchange. In this case, the U.S. Holder would recognize additional gain when the Cdn$0.20 is received or becomes payable or would recognize loss when the right to receive the payment becomes worthless. Any such additional gain may represent ordinary income rather than capital gain. The deductibility of any such loss may be limited.

•	Upon receipt by a U.S. Holder of a contingent payment of Cdn$0.20 per share, a portion of such payment may be taxed to the U.S. Holder as ordinary income in the nature of interest.

      U.S. Holders of IAMGold shares who have acquired different lots of IAMGold shares for different prices per share should consult with their U.S. tax advisors to determine whether they may identify specific lots of our shares as received in exchange for the different lots of IAMGold shares.

      If the exchange of IAMGold shares for our shares fails to qualify as an exchange pursuant to a reorganization under Section 368(a)(1) of the Code, a U.S. Holder will recognize taxable gain or loss equal to the difference between the fair market value of the amount realized in the exchange and the U.S. Holder’s adjusted basis in the IAMGold shares exchanged. Any such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period in the IAMGold shares exceeds one year upon the consummation of the exchange pursuant to the offer. The contingent payment of Cdn$0.20 per share, less any portion of this payment that is treated for federal income tax purposes as interest, will be treated as an additional amount realized if and when received. Alternatively, there is a possibility that the fair market value of the right to receive the contingent payment will be treated as an additional amount realized at the time of the exchange, in which case additional ordinary income or loss may be realized when the Cdn$0.20 is received or becomes payable or when the right becomes worthless. A U.S. Holder’s adjusted basis in the Golden Star shares received in the exchange would be equal to their fair market value as of the date of the exchange, and the U.S. Holder’s holding period for the Golden Star shares would commence on the day following the exchange. Various provisions of the Code may apply in some circumstances to limit the utilization of loss, if any, recognized by certain taxpayers.

      For non-corporate U.S. Holders, long-term capital gain recognized in connection with an exchange made pursuant to the offer generally will be taxed at a maximum U.S. Federal income tax rate of 15% as compared with a maximum rate of 35% for ordinary income. The deductibility of capital losses is subject to limitations. Any gain recognized in the exchange will generally have a U.S. source for foreign tax credit purposes, except any portion of such gain that is treated as dividend income.

      The tax consequences described above are based upon the assumption that IAMGold is not, and has not been, a passive foreign investment company referred to as a “PFIC.” If IAMGold were a PFIC for the taxable year that includes any portion of a U.S. Holder’s holding period in IAMGold shares, the tax consequences to the U.S. Holder who exchanges IAMGold shares for Golden Star shares pursuant to the offer generally would be as follows:

•	if the exchange is in pursuance of a reorganization under Section 368(a)(1) of the Code, the U.S. Holder would recognize gain (but not loss) on the exchange of IAMGold shares pursuant to the offer, and would recognize gain or loss, or, in some circumstances, dividend income, on the receipt of cash in lieu of fractional shares, with all such gain or income treated as ordinary income; and

•	if the exchange does not qualify as a reorganization under Section 368(a)(1) of the Code, the U.S. Holder would recognize gain or loss, with such gain treated as ordinary income.

In either case, any such gain or income would be subject to tax as an “excess distribution” at the highest marginal rates applicable to ordinary income, and would be subject to interest charges to reflect the value of the U.S. income tax deferral, unless the U.S. Holder has timely made an election to mark the IAMGold shares to market or to treat IAMGold as a “qualified electing fund.”

Transfer of IAMGold Shares Not Exchanged Pursuant to the Offer

      We plan to effect an amalgamation of IAMGold with Golden Star or an affiliate of Golden Star following the closing of the offer. The consequences to a U.S. Holder of the subsequent amalgamation will depend upon the consideration issued by Golden Star in the amalgamation. To the extent the IAMGold shares are acquired by us for our shares and/or cash, the consequences to a U.S. Holder should generally be similar to the consequences to a U.S. Holder of exchanging IAMGold shares for our shares pursuant to the offer. Such consequences will depend upon whether the exchange qualifies as an exchange pursuant to a reorganization under Section 368(a)(1) of the Code. See “U.S. Holders of IAMGold Shares — Consequences of Exchanging IAMGold Shares Pursuant to the Offer,” above.

      A U.S. Holder that exercises dissent rights and receives cash for its IAMGold shares will recognize gain or loss based on the difference between the cash received and the holder’s adjusted tax basis in the IAMGold shares exchanged. Any such gain or loss would generally be treated as capital gain or loss, and as long term capital gain or loss, if the IAMGold shares were held for more than one year.

Reporting Requirements

      A U.S. Holder of IAMGold shares receiving Golden Star shares pursuant to the offer or pursuant to the subsequent amalgamation of IAMGold may be required to retain records related to such U.S. Holder’s IAMGold shares, and file with its Federal income tax return a statement setting forth facts relating to the transaction.

Distributions on Golden Star Shares

      Subject to the discussion under “Passive Foreign Investment Company” below, the gross amount of distributions, if any, payable on our shares generally will be treated as a foreign source dividend to the extent paid out of current or accumulated earnings and profits, and generally will be “passive income” for U.S. foreign tax credit purposes. A distribution on our shares in excess of current or accumulated earnings and profits will be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in such shares and, to the extent in excess of adjusted basis, as capital gain. See “Sale or Other Disposition of Golden Star Shares,” below.

      Canadian withholding tax on dividend distributions paid by us to a U.S. Holder is generally reduced to 15% pursuant to the U.S.-Canada tax treaty in the case of U.S. Holders who are eligible for benefits under the U.S.-Canada tax treaty. U.S. Holders generally may treat the amount of any Canadian income taxes withheld from distributions with respect to the common shares either as a deduction from their gross income or as a dollar-for-dollar credit against their U.S. Federal income tax liability, subject to numerous and complex limitations and restrictions, which must be determined and applied on an individual basis by each U.S. Holder. Accordingly, you should consult your own tax advisor concerning the foreign tax credit rules in your particular circumstances.

Sale or Other Disposition of Golden Star Shares

      Subject to the discussion below under “Passive Foreign Investment Company,” a U.S. Holder who sells or otherwise disposes of our shares in a taxable disposition will recognize gain or loss equal to the difference, if any, between the U.S. dollar value of the amount realized on such sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in such shares. Any such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the holding period for our shares is more than one year at the time of the sale or other disposition. Any such gain or loss will generally be treated as U.S. source income for U.S. foreign tax credit purposes, although special rules apply to U.S. Holders who have a fixed place of business outside the United States to which the gain is attributable. Special considerations may apply to a U.S. Holder who receives foreign currency in connection with a sale or other taxable disposition of our shares.

Passive Foreign Investment Company

      If Golden Star were or were to become a PFIC for U.S. Federal income tax purposes, U.S. Holders of our shares would be subject to a special, adverse tax regime (different in significant respects from that described above). If we were, or were to become, a PFIC for any year in which a U.S. Holder owns our shares, gain on a disposition or deemed disposition by the U.S. Holder of our shares, and the amount of “excess distributions”, if any, payable on our shares, would be subject to tax at the highest marginal rates applicable to ordinary income, and would be subject to interest charges to reflect the value of the

U.S. income tax deferral, unless the U.S. Holder has timely made a “mark-to-market” election or a “qualified electing fund” election. In general terms, we will be a PFIC for any tax year in which either (i) 75% or more of our gross income is passive income or (ii) the average percentage, by fair market value, of our assets that produce or are held for the production of passive income is 50% or more. “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

      We do not believe that we are, nor do we expect to become, a PFIC. However, there can be no assurance that our determination concerning our PFIC status will not be challenged by the IRS. There is also a possibility that we could become a PFIC in the future as a result of future financial results.

Non-U.S. Holders

Consequences of Exchanging IAMGold Shares Pursuant to the Offer

      If the exchange of IAMGold shares for our shares pursuant to the offer qualifies as an exchange pursuant a “reorganization” within the meaning of Section 368(a)(1) of the Code, Non-U.S. Holders generally will not recognize gain or loss for U.S. Federal income tax purposes upon the receipt of our shares in the exchange. However, a Non-U.S. Holder may recognize gain, if any, to the extent of cash received in the exchange on the receipt of the contingent payment of Cdn$0.20 per share and/or on its right to received such payment, and on the receipt of cash in lieu of fractional Golden Star shares, if either of the following conditions applies:

•	Such gain is attributable to an office or other fixed place of business in the United States and, if a treaty applies, such gain is attributable to a permanent establishment or fixed base the Non-U.S. Holder maintains in the United States; or

•	The Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition or has a tax home in the United States, and certain other requirements are met.

      If the exchange of IAMGold shares for our shares fails to qualify as an exchange pursuant to a reorganization under Section 368(a)(1) of the Code, a Non-U.S. Holder generally would not recognize gain on the exchange for U.S. Federal income tax purposes unless either one of the two conditions described immediately above is satisfied.

Acquisition of IAMGold Shares Not Exchanged Pursuant to the Offer

      We plan to effect an amalgamation of IAMGold with Golde Starr an affiliate of Golden Star following the closing of the offer. The consequences to a Non-U.S. Holder of the subsequent amalgamation will depend upon the consideration issued in the subsequent amalgamation. To the extent the IAMGold shares are acquired for our shares and/or cash, the consequences to a Non-U.S. Holder should generally be similar to the consequences to a Non-U.S. Holder of exchanging IAMGold shares for our shares and/or cash pursuant to the offer. Such consequences will depend in part upon whether the exchange qualifies as an exchange pursuant to a reorganization under Section 368(a)(1) of the Code. See “Non-U.S. Holders — Consequences of Exchanging IAMGold shares Pursuant to the Offer.”

      A Non-U.S. Holder that exercises dissent rights and receives cash for its IAMGold shares will recognize gain (based on the difference between the cash received and the holder’s adjusted tax basis in the IAMGold shares exchanged) only if one of the two conditions apply that are described (and bulleted) in the discussion captioned “Non-U.S. Holders — Consequences of Exchanging IAMGold Shares Pursuant to the Offer.”

Sale or Other Disposition of Golden Star Shares

      In general, a Non-U.S. Holder will not be subject to U.S. Federal income tax on any gain realized upon the sale or other disposition of our shares unless:

•	Such gain is attributable to an office or other fixed place of business in the United States and, if a treaty applies, such gain is attributable to a permanent establishment or fixed base the Non-U.S. Holder maintains in the United States; or

•	The Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition or has a tax home in the United States, and certain other requirements are met.

Information Reporting and Backup Withholding

      U.S. Holders of IAMGold shares may be subject to information withholding and may be subject to backup withholding, currently at up to a 28% rate, on cash payments received in exchange for IAMGold shares pursuant to the offer. Payments of distributions on, or the proceeds from a sale or other disposition of, our shares paid within the U.S. may be subject to information reporting and may be subject to backup withholding. Payments of distributions on, or the proceeds from the sale of, our shares to or through a foreign office of a broker generally will not be subject to backup withholding, although information reporting may apply to those payments in certain circumstances.

      Backup withholding will generally not apply, however, to a U.S. Holder who:

•	furnishes a correct taxpayer identification number and certifies that he, she or it is not subject to backup withholding on the IRS Form W-9 (or substitute form); or

•	is otherwise exempt from backup withholding.

      Non-U.S. Holders generally will not be subject to U.S. information reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status (generally, on IRS Form W-8BEN) in connection with payments received in the United States or through certain U.S.-related financial intermediaries.

      Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder under the backup withholding rules may be credited against the holder’s U.S. Federal income tax liability, and a holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information.

FINANCIAL ADVISOR, DEALER MANAGER, DEPOSITARY AND INFORMATION AGENT

      BMO Nesbitt Burns Inc. has been retained as our financial advisor. In addition, BMO Nesbitt Burns Inc. and Harris Nesbitt Corp., its U.S. affiliate, have been retained to act as dealer manager in connection with the offer. In Canada, BMO Nesbitt Burns Inc. may form a soliciting dealer group comprised of members of the Investment Dealer Association of Canada and members of the stock exchanges in Canada to solicit acceptances of the offer. We will reimburse the dealer manager for its reasonable out-of-pocket expenses, including reasonable attorneys’ fees, and have also agreed to indemnify the dealer manager against certain liabilities and expenses in connection with the offer, including certain liabilities under applicable securities laws. We have also retained Innisfree M&A Incorporated to act as Information Agent in connection with the offer. Innisfree will receive reasonable and customary compensation from us for services performed in connection with the offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws and expenses incurred in connection therewith.

      We have also retained CIBC Mellon Trust Company to act as depositary under the offer for the receipt of the certificates in respect of the IAMGold shares and related letters of transmittal and notices of guaranteed delivery deposited under the offer. The depositary will receive reasonable and customary compensation from us for its services in connection with the offer and will be reimbursed for certain out-of-pocket expenses. We have also agreed to indemnify the depositary against certain liabilities and expenses in connection with the offer, including liabilities under applicable securities laws.

OFFEREES’ STATUTORY RIGHTS

      Securities legislation in certain of the provinces and territories of Canada provides securityholders of IAMGold with, in addition to any other rights they may have at law, rights of rescission or damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to such securityholders. However, such rights must be exercised within the time limit prescribed by the securities legislation of the securityholder’s province or territory. Holders of IAMGold shares should refer to any applicable provisions of the securities legislation of their province or territory for the particulars of those rights or consult with a lawyer.

COMPARISON OF SHAREHOLDER RIGHTS

Comparison of Rights of Holders of Golden Star Common Shares and IAMGold Common Shares

      Golden Star and IAMGold are both corporations organized in Canada and the rights of the respective shareholders are governed by the Canada Business Corporations Act, referred to as the “CBCA”, and other laws of Canada, and the respective articles and by-laws. Following consummation of the offer, IAMGold shareholders who exchange their shares will become our shareholders and as such their rights will be governed by Canadian law and our articles of arrangement and by-laws.

      The following is a summary of the material differences between the rights of holders of IAMGold shares and the rights of holders of our shares. Since both companies are governed by the CBCA, these differences arise from disparities between the respective corporate charters and by-laws of IAMGold and Golden Star. This summary is not a complete comparison of rights that may be of interest, and you should therefore read the full text of the respective corporate charters and by-laws of IAMGold and Golden Star.

	IAMGold Shareholder Rights	Golden Star Shareholder Rights

Authorized Capital	The authorized capital of IAMGold consists of an unlimited number of common shares, and an unlimited number of shares of first preference shares and second preference shares. With respect to IAMGold’s first and second preference shares, the board of directors is authorized, without shareholder approval, to issue first and second preference shares with the powers, rights and preferences as it may so determine, subject to the requirements of the CBCA.	Our authorized capital consists of an unlimited number of common shares and an unlimited number of first preferred shares. With respect to Golden Star’s first preferred shares, the board of directors is authorized, without shareholder approval, to issue the first preferred shares with the powers, rights and preferences as it may so determine, subject to the requirements of the CBCA.

Meetings of Shareholders	A special meeting of IAMGold’s shareholders may be called by the directors.	A special meeting of our shareholders may be called by the board, the chairman of the board, or the president.

Notice of Shareholder Meetings	IAMGold’s by-laws require shareholders be given not less than 21 nor more than 60 days’ notice of a meeting. A notice must be in writing and state the notice of all special business to be	Our by-laws require shareholders be given not less than 21 nor more than 50 days notice of a meeting. Notice of a meeting called for any purpose other than certain matters shall state the

	IAMGold Shareholder Rights	Golden Star Shareholder Rights

	transacted in sufficient detail.	nature of such business in sufficient detail and shall state the text of any special resolution to be submitted at the meeting.

Quorum for Meeting of Shareholders	IAMGold’s by-laws provide that a quorum for the transaction of business at a shareholders’ meeting is two persons present at the opening of the meeting who are entitled to vote and who hold or represent more than five percent (5%) of the outstanding shares entitled to vote at such meeting.	Our by-laws provide that a quorum for the transaction of business at any shareholders’ meeting is two shareholders present in person or by proxy. If a quorum is present at the beginning of a meeting, the shareholders may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting.

Number of Directors	IAMGold’s articles provide that the board of directors shall consist of not less than 1 or more than 10 directors (although the CBCA prescribes that, as a distributing corporation, IAMGold’s board of directors shall consist of not less than 3 directors).	The board of directors shall consist of not less than three nor more than fifteen directors.

Removal of Directors; Vacancies	Shareholders entitled to elect a director may at a shareholder meeting remove such director and may at the same meeting fill the vacancy. If such vacancy is not so filled, the remaining directors may fill the vacancy if a quorum of the directors remains in office.	Shareholders may by resolution posed at a meeting specially called for such purpose remove any director from office. The vacancy created by a removal of a director may be filled at the same meeting; if not so filled, the board of directors may fill the vacancy. A quorum of the board of directors may fill a vacancy in the board, except a vacancy resulting from an increase in the number of directors or from a failure of the shareholders to elect the number or minimum number of directors. Shareholders fill vacancies in the board if there does not exist a quorum of directors or the remaining number of directors are not elected.

Limitation on Personal Liability of Directors	IAMGold’s by-laws provide that, so long as such person has acted honestly and in good faith with a view to the best interests of the corporation, no current and former officer and director will be	Our by-laws provide that no director or officer, so long as he acts honestly and in good faith with a view to the best interests of Golden Star, and exercises reasonably prudent care, diligence

IAMGold Shareholder Rights	Golden Star Shareholder Rights

liable for losses sustained or incurred by IAMGold.	and skill, will be personally liable for his acts or negligence that damage us.

ACCOUNTING TREATMENT OF OFFER

      As required by Canadian and United States generally accepted accounting principles, Golden Star has used purchase accounting rules in its pro forma financial statements. Purchase accounting specifies that the acquired entity’s assets and liabilities be revalued to their fair value prior to consolidating the acquired entity with the acquiring entity.

      Once fair value is established for the acquired entity’s assets and liabilities, the excess of the purchase price over the net asset value is recorded as goodwill in the consolidated financial statements.

      Fair value is estimated by various techniques including analysis of expected future cash flows and market comparables. Purchase accounting also requires that adjustments be made to the acquired entity’s financial statements to reconcile any differences in accounting policies between the two entities.

INTERESTS OF CERTAIN PERSONS IN THE OFFER

Interests of Directors, Officers and Affiliates

      Investors should be aware that some Golden Star and IAMGold executive officers and directors may have interests in the proposed transaction that may be different from, or in addition to, their interests as stockholders of Golden Star. Note that the information presented below related to IAMGold is based on public information and has not been verified by us. As a result, we do not make any representation as to the accuracy or completeness of such IAMGold information.

Stock Options

      Under Golden Star’s Second Amended and Restated 1997 Stock Option Plan, in the event of a change of control, all options outstanding shall become immediately exercisable. “Change of control” is defined as the occurrence of any of the following: (i) the sale, lease, transfer, conveyance or other disposition, in one or a series of related transactions, of all or substantially all of the assets of the Corporation to any “person” or “group” (as such terms are used in Sections 13(d)(3) and 14(d)(2) of the Securities Exchange Act of 1934), (ii) any person or group, is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have “beneficial ownership” of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the voting stock of Golden Star, including by way of merger, consolidation or otherwise or (iii) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election by such Board of Directors whose nomination for election by the shareholders of Golden Star was approved by a vote of a majority of the directors of Golden Star, then still in office, who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors, then in office.

      Golden Star understands that IAMGold has in place a Share Incentive Plan that includes a share option plan under which if a “take-over bid” (within the meaning of the Securities Act (Ontario)) is made for the shares of IAMGold, then the IAMGold directors may permit all options outstanding to become immediately exercisable in order to permit IAMGold shares issuable under such options to be tendered to such bid.

Employment Agreements

      We have agreed to enter into employment agreements with Messrs. Bradford, Marter, Gray, Jones and Higson-Smith. Each agreement has a one year term and is automatically renewed for successive one year periods unless terminated by either party. If terminated by us without cause, or by the executive for good reason as defined in the agreement, each executive would receive a lump-sum payment equal to one year salary, target bonus and benefits, except for Mr. Bradford who would receive two years salary, target bonus and benefits.

      If the executive’s employment is terminated without cause by us or by the executive for good reason following a change in control, each executive will be entitled to a lump sum payment equal to two years salary, target bonus and benefits, except for Mr. Bradford, who would receive three years salary, target bonus and benefits. A change in control occurs if any of the following four circumstances occurs: (i) any “person” or “group” (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act), other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than thirty percent (30%) of the then outstanding voting stock of the Company; or (ii) persons who are Incumbent Directors cease to constitute a majority of the Board of Directors; or (iii) the stockholders of the Company approve a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least fifty percent (50%) of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or (iv) the stockholders approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company’s assets. Acceptance of the offer by IAMGold shareholders would not constitute a change of control for these purposes.

      Golden Star understands that IAMGold has employment and management agreements with Messrs. Pugliese, Conway, Edey, Phillips, Olmsted and Jones. These agreements contain change of control provisions that provide that, under certain specified circumstances, a change in control of IAMGold is deemed to constitute termination of the applicable person by IAMGold other than for cause, unless waived by such person. These agreements contain a provision that if any such person is terminated by IAMGold other than for cause, Mr. Pugliese is entitled to 12 months base salary, and Messrs. Conway, Edey, Phillips, Jones and Olmsted are entitled to 24 months base salary.

      We understand that if the employment of the relevant IAMGold executive officers terminates following the offer under circumstances entitling the executive officers to severance under the employment agreements, the approximate cash amount of the severance payments that would be paid under such agreements (not including any gross-up payments) would be up to Cdn$3 million.

Other

      During the year 2003, Golden Star obtained legal services from a legal firm, to which Mr. MacGregor, our director and Chairman of the Board, is counsel. The total value of all legal services provided in 2003 was Cdn$169,000. The same law firm continues to provide services to us, including services related to the offer. Mr. MacGregor performed no services (other than services as a director of Golden Star for which he was compensated) for us for which he or the firm received compensation. He did not receive during 2003 and will not receive during 2004 any economic benefit directly or indirectly from payments made by Golden Star for the services performed by the firm.

LIMITATION OF LIABILITY AND INDEMNIFICATION

      We have entered into agreements with our directors and officers indemnifying such directors and officers to the extent permitted by the CBCA, and our by-laws. Our by-laws provide that we will indemnify any such person in such circumstances as the CBCA or law permits or requires.

      Our ability to indemnify our directors and officers is governed by section 124 of the CBCA. Under this provision, we may indemnify a director or officer, a former director or officer or another individual who acts or acted at our request as a director or officer or in a similar capacity, of another entity (the “individual”) against all costs, charges, and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved by reason of their association with us or such other entity. However, we may not indemnify an individual unless the individual:

a. acted honestly and in good faith with a view to the best interests of our or such other entity for which the individual acted as director or officer or in a similar capacity at our request, as the case may be; and

b. in the case of criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.

      We may advance funds to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to above. The individual shall repay the amount advanced if the individual does not fulfill the conditions of sections (a) and (b) above.

      With the approval of a court, we may indemnify an individual, or advance funds, in respect of an action by or on our behalf or by or on behalf of another entity to procure a judgment in our favor to which the individual is made a party because of the individual’s association with us or such other entity against all costs, charges and expenses reasonably incurred by the individual in connection with such action if the individual fulfills the conditions in clauses (a) and (b) above.

      In addition to the right to indemnification set forth in the agreements with our directors and our by-laws, the CBCA provides that an individual is entitled to indemnification from us in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defense of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual’s association with us or such other entity, if the individual seeking indemnity:

a. was not judged by the court of other competent authority to have committed any fault or omitted to do anything that the individual ought to have done; and

b. fulfills the conditions set out in clauses (a) and (b) above.

      We maintain a directors’ and officers’ liability insurance policy which insures directors and officers for losses as a result of claims based upon the acts or omissions of our directors and officers, including liabilities arising under the Securities Act, and also reimburses us for payments made pursuant to the indemnity provisions under the CBCA.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

LEGAL MATTERS

      Fasken Martineau DuMoulin LLP of Toronto, Ontario has provided its opinion on the validity of the securities offered by this prospectus.

EXPERTS

      The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of Golden Star for the year ended December 31, 2003 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

      IAMGold has not permitted its auditor to consent to the use in the registration statement of which this prospectus is a part of the audit report included in IAMGold’s Annual Report on Form 40-F for the year ended December 31, 2003.

ANNEX A

INFORMATION CONCERNING GOLDEN STAR

      The following information should be read in conjunction with the information concerning Golden Star appearing elsewhere in the prospectus and incorporated by reference in the prospectus. All references in this Annex A to “Golden Star” or “we” mean Golden Star and its consolidated subsidiaries, or any one or more of them as the context requires.

Overview

      We are a Canadian international gold mining and exploration company, focused primarily on mining, mine development and exploration in Ghana, West Africa. We produced 174,315 ounces of gold in 2003 at a cash operating cost of $166 per ounce, and 47,202 ounces in the first quarter of 2004 at a cash operating cost of $181 per ounce. We expect to produce from 185,000 to 210,000 ounces in 2004 at a cash operating cost of $200 to $225 per ounce.

      We own 90% interests in two properties in Ghana, the Bogoso/ Prestea open pit mine and related properties and the Wassa project. We operate the Bogoso/ Prestea mine, with ore mined at the Prestea property being processed at the Bogoso processing plant. We commenced development of the Wassa mine in mid-2003. We expect to begin commercial production in the third quarter of 2004 by milling material from the existing heap leach pads, possibly supplemented by higher grade ore from the open pit mine, with full production from the open pit mine anticipated in 2005. We also own an 81% managing interest in the currently inactive Prestea underground mine. As part of our $21 million 2004 exploration program, we plan to spend $6.6 million in exploration underground in 2004 as part of our effort to determine whether the underground mine can be reactivated on a profitable basis.

      We also hold interests in gold exploration properties in Ghana, Sierra Leone, Mali, Suriname, and French Guiana.

Business Strategy and Development

      Our business and development strategy since 1999 has been to focus primarily on the acquisition of gold properties in Ghana and on the exploration, development and operation of these properties. Given our significant mineral resource position at Bogoso/ Prestea, we plan to increase production by adding a carbon-in-leach plant at Bondaye and are completing further technical studies regarding the addition to the existing Bogoso plant of a bio-oxidation circuit. At our Wassa property, we expect to commence production in the third quarter of 2004 by processing material from the existing heap leach pads left by the former owner. We plan to commence full ore production from the Wassa open pit mine in 2005. If our expansion and development plans are realized as expected, our annualized production rate should exceed 350,000 ounces of gold in 2005. However, there can be no assurance that development and start-up will be completed as anticipated or that our production goals will be achieved.

      Our objective is to grow our business to become a profitable intermediate gold producer (which we understand to be a producer with annual production from 300,000 to 1 million ounces), with an expanding presence in West Africa. In addition to our increases in production as described above, we have been actively investigating the acquisition of producing, development and advanced stage exploration gold properties and companies. These efforts have culminated in our offer to acquire IAMGold. During 2004 we have significantly increased our exploration activities and expenditures around our mines and on our current exploration properties, primarily in Ghana, with planned expenditures of approximately $21 million in 2004 compared to $8.5 million in 2003.

Recent Developments

      On June 17, 2004, we announced that we had increased our interest in the Prestea Underground mine to 81%.

      On June 22, 2004, we announced increases in the Wassa mineral resources since those reported at December 31, 2003 as follows:

					Measured &
	Measured		Indicated		Indicated		Inferred

		Gold		Gold		Gold		Gold
	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade
	(000)	(g/t)	(000)	(g/t)	(000)	(g/t)	(000)	(g/t)

June 21, 2004	—	—	14,798	1.19	14,798	1.19	38,411	1.20
December, 31, 2003	—	—	9,363	0.96	9,363	0.96	30,768	1.27

Net Increase			5,434	1.59	5,434	1.59	7,643	0.92

      U.S. investors should read the cautionary statements relating to Measured and Indicated Mineral Resources and Inferred Mineral Resources appearing on page A-5 and A-6 and in our Form 10-K for the year ended December 31, 2003.

OUR PROPERTIES

Bogoso/ Prestea

      We own 90% of and operate the Bogoso/ Prestea gold mining and milling operation located along the Ashanti Gold Belt in southwestern Ghana. The property consists of several open pit mines and a nominal 6,000 tonne per day carbon-in-leach mill and processing plant. We hold the property under renewable mining leases granted by the Government of Ghana, terminating from 2017 to 2031. In 2003 Bogoso/ Prestea produced 174,315 ounces, an increase over 2002 production due primarily to higher than average ore grades and improved recoveries. Historical and forecast production from Bogoso/ Prestea are shown on the Gold Production and Cash Costs table below.

      Following the receipt of necessary permits, we expect to commence construction in the fourth quarter of 2004 of the Bondaye carbon-in-leach plant that we acquired in 2003. We plan that the Bondaye plant will be completed in mid-2005 at a cost of approximately $17 million, which should approximately double production capacity at Bogoso/ Prestea. Overall production from Bogoso/ Prestea should double by 2006. We also plan to upgrade the Bogoso/ Prestea truck fleet during 2004 at a cost of approximately $12 million and to expand the truck fleet in 2005 at a cost of approximately $15.5 million to increase the mining rate once the Bondaye plant commences operations.

      We continue technical work for the proposed Bogoso plant bio-oxidation (BIOX) circuit, which is currently estimated to cost approximately $25 million. Subject to receiving necessary permits and approvals, construction could commence in early 2005 and be completed by year-end 2005.

      The Government of Ghana owns the remaining 10% of Bogoso/ Prestea. As required by the law of Ghana for all mining operations, the Government has a carried interest under which it receives 10% of any future dividends from the subsidiaries owning the Bogoso/ Prestea mine, following repayment of all capital, and has no obligation to contribute development or operating expenses. The Government of Ghana also receives a royalty based on total revenues earned from the lease area. For the last three years, we have paid a royalty equal to 3% of our revenues from Bogoso/ Prestea.

Wassa

      Our 90% owned Wassa gold mine development property is also located in southwestern Ghana, approximately 35 kilometers east of Bogoso/ Prestea. Wassa was operated by its former owners as a conventional open pit, heap leach gold operation and was shut down in 2001. We acquired the Wassa property in 2002, completed a feasibility study for its redevelopment as an open pit, carbon-in-leach operation in July 2003 and commenced development in mid-2003. We plan to produce approximately 50,000 to 55,000 ounces in the third and fourth quarters of 2004 primarily by milling material from the existing heap leach pads at an estimated cash operating cost of $200 to $240 per ounce. Once the material from the heap leach pads is exhausted in 2005, and we begin processing ore mined from the open pit, we expect an annualized production rate at Wassa to average approximately 140,000 ounces at an average cash operating cost of about $200 per ounce for an initial mine life of four years, based on current reserves.

      Construction and development costs at Wassa are projected at approximately $26 million, excluding mobile equipment. Development is expected to be completed in the third quarter 2004. We expect to incur approximately $17 million of additional capital cost in 2005 to acquire a mining fleet, for which we have secured third party financing.

      We hold the Wassa property under a renewable mining lease expiring in 2022. The Government of Ghana has a 10% carried interest in Wassa.

Prestea Underground

      We have an approximately 81% managing interest in the Prestea Underground property, a large underground mine which has produced gold for over 100 years and was shut down in early 2002. We are the managing partner in a joint venture with Prestea Gold Resources Limited, the former majority mine owner, and the Government of Ghana, which has a 10% carried interest. We have the sole right to finance exploration and development of the property in return for increases in our joint venture interest and to operate any resulting operations. We expect to continue to increase our interest in Prestea Underground.

      We hold the Prestea Underground property under a renewable mining lease expiring in 2031. The mine includes two usable shafts and several kilometres of underground workings on numerous levels extending as deep as 1,400 meters. We are engaged in care and maintenance of the underground mine and are conducting underground drilling, as well as geologic and engineering studies, as part of our evaluation of the potential to resume operations. We expect to spend approximately $6.6 million at Prestea Underground in 2004.

GOLD PRODUCTION AND CASH COSTS

      The following table presents gold production and cash cost information for 2001 through 2003, and anticipated production and cash costs for 2004.

				2004
Production and Cash Cost Per Ounce	2001	2002	2003	Projected

BOGOSO/PRESTEA(1)
Ounces (thousands)	87.9	124.4	174.3	135-155
Cash Operating Cost ($/oz)	271	193	166	200-225
Total Cash Cost ($/oz)	283	215	184	210-235
WASSA(2)
Ounces (thousands)	—	—	—	50-55
Cash Operating Cost ($/oz)	—	—	—	200-240
Total Cash Cost ($/oz)	—	—	—	210-250
Total Ounces(3) (thousands)	87.9	124.4	174.3	185-210
Consolidated Cash Operating Cost ($/oz)	271	193	166	200-225
Consolidated Total Cash Cost ($/oz)	283	215	184	210-235

(1)	The 2004 anticipated production for Bogoso/ Prestea excludes any impact from the planned expansion program ongoing during 2004.

(2)	The 2004 anticipated production for Wassa assumes production primarily from reprocessing heap leach materials begins in the third quarter with full production from the open pit commencing in the second half of 2005.

(3)	Gold production is shown on a 100% basis, which represents our current beneficial interest in gold production and revenues. Once all capital has been repaid, the Government of Ghana would receive 10% of the dividends from the subsidiaries owning the Bogoso/ Prestea and Wassa mines.

RECONCILIATION OF CASH OPERATING COST PER OUNCE

      In this prospectus, the terms “total cash cost” and “cash operating cost” are used on a per ounce of gold basis. Total cash cost per ounce is equivalent to mining operations expense for the period as found on the Consolidated Statements of Operations, divided by the number of ounces of gold sold during the period. Cash operating cost per ounce is equivalent to mining operations expense for the period less production royalties, divided by the number of ounces of gold sold during the period. Set forth below are these reconciliations for the periods stated:

	Year Ended	Three Months Ended
	December 31,	March 31,
	2003	2004

	(Dollar figures in thousands,
	except per ounce amounts)
Mining operations expense	$32,125	$9,125
Less royalties	3,222	582
Cash operating expense	$28,903	$8,543
Gold sold (oz)	174,315	47,202
Cash operating cost per ounce ($)	166	181

      We have included total cash cost and cash operating cost information to provide investors with information about the cost structure of our mining operations. We use this information for the same purpose and for monitoring the performance of our operations. This information differs from measures of performance determined in accordance with GAAP in Canada and the United States and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP and may not be comparable to similarly titled measures of other companies.

      All figures in this table are on a 100% basis, which represents our current beneficial interest in gold production and revenues. Once all capital invested in a Ghanaian subsidiary has been repaid, the Government of Ghana would receive 10% of any dividends declared by the Ghanaian subsidiary.

MINERAL RESERVES AND RESOURCES

Proven and Probable Reserves

      Our proven and probable mineral reserves are estimated in conformance with definitions set out in Canada’s National Instrument 43-101. We have filed on SEDAR (www.sedar.com) Technical Reports on our mineral reserves for Bogoso/Prestea and Wassa as required in Canada’s National Instrument 43-101.

      Our proven and probable mineral reserves as of December 31, 2003 have been estimated at an economic cut-off grade based on a gold price of $325 per ounce.

      As used in “Mineral Reserves and Resources,” “g/t” means grams per tonne.

      The following table summarizes total and our attributable share of estimated proven and probable mineral reserves as of December 31, 2003.

PROVEN AND PROBABLE MINERAL RESERVES

		Gold	Contained(2)
	Tonnes(1)	Grade	Ounces
Property Mineral Reserve Category	(Thousands)	(g/t)	(Thousands)

Bogoso/Prestea(3)
Proven	8,254	3.31	878
Probable	19,048	3.29	2,011

Sub-total	27,302	3.29	2,890

Attributable share	24,572	3.29	2,601
Wassa(4)
Probable	16,207	1.28	665

Attributable share	14,586	1.28	599

Total	43,509	2.54	3,555

Attributable share	39,158	2.54	3,200

(1)	Tonnes of mineral reserves are net of a 5% dilution allowance for mining, to account for losses resulting from planned mining methods, and a 98% ore recovery factor.

(2)	Calculation of contained ounces includes adjustments due to rounding.

(3)	Approximately 68% of the 2003 Bogoso/ Prestea mineral reserves are refractory ore. The estimated recovery rates used in our mineral reserve calculations in 2003 ranged from 65% to 85% for oxides and other less-refractory ores, and from 78% to 85% for refractory ore. The estimated cut-off grades used in 2003 ranged from 0.7 g/t to 1.8 g/t for oxide ore and other less-refractory ores and from 1.5 g/t to 2.3 g/t for refractory ore. Included in the December 31, 2003 proven reserves is 0.8 million tonnes at an average grade of 2.4 g/t in stockpiles. Included in probable reserves are the Mampon property reserves of 0.9 million tonnes at an average grade of approximately 5.6 g/t containing approximately 162,000 ounces of gold, acquired in June 2003.

(4)	Wassa reserves are non-refractory. The estimated recoveries used in mineral reserve calculations in 2003 ranged from 92% to 93%. The estimated cut-off grades used in 2003 range from 0.5 g/t to 0.6 g/t. The mineral reserves include 4.2 million tonnes of material grading 0.7 g/t remaining on the leach pads from the previous operation.

Non-Reserves — Measured and Indicated Mineral Resources

Cautionary Note to US Investors Concerning Estimates of Measured and Indicated Mineral Resources

      This section uses the terms “measured mineral resources” and “indicated mineral resources”. We advise US investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves.

      Our measured and indicated mineral resources do not include proven and probable mineral reserves, and have been estimated in conformance with definitions set out in Canada’s National Instrument 43-101. We have filed on SEDAR (www.sedar.com) Technical Reports on our mineral reserves and mineral resources (mineral resources stated in the Technical Reports include mineral reserves) for Bogoso/Prestea and Wassa as required in Canada’s National Instrument 43-101.

      The measured and indicated mineral resources for our properties have been estimated at an economic cut-off grade based on a gold price of $375 per ounce for December 31, 2003 and economic constraints that we believe are realistic.

      The following table summarizes the total and our share of estimated non-reserves — measured and indicated mineral resources as of December 31, 2003, for Bogoso/Prestea and Dorlin and June 22, 2004 for Wassa.

NON-RESERVES — MEASURED AND INDICATED MINERAL RESOURCES

	Tonnes	Gold Grade
Property Mineral Resource Category	(Thousands)	(g/t)

Bogoso/Prestea(1)
Measured	11,253	2.45
Indicated	16,024	2.53

Sub-total	27,277	2.50
Wassa(2)
Indicated	14,798	1.19
Dorlin(3)
Indicated	3,607	1.56
Attributable share
Measured	10,128	2.45
Indicated	30,860	1.85

Total	40,988	2.00

(1)	Approximately 81% of the 2003 Bogoso/ Prestea measured and indicated mineral resources are refractory. The estimated cut-off grades used in mineral resource calculations in 2003 ranged from 0.7 g/t to 1.8 g/t for non-refractory material and from 0.9 g/t to 2.1 g/t for refractory material. Also included in the December 31, 2003 indicated mineral resource category are mineral resources of 0.4 million tonnes at an average grade of approximately 2.79 g/t, purchased as part of the Dunkwa properties acquisition in June 2003.

(2)	All of the 2004 Wassa measured and indicated mineral resources are non-refractory. The estimated cut-off grades used in 2004 ranged from 0.5 g/t to 0.6 g/t.

(3)	Dorlin is located in French Guiana, South America, and Golden Star owns approximately an 86.5% beneficial interest in Dorlin. The estimated cut-off grades used in mineral resource calculations in 2003 was 0.5 g/t. We have announced our intention to sell our interests in the Yaou and Dorlin properties.

Non-Reserves — Inferred Mineral Resources

Cautionary Note to US Investors Concerning Estimates of Inferred Mineral Resources

This section uses the term “inferred mineral resources”. We advise US investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resources will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources could not form the basis of feasibility or other economic studies. US investors are cautioned not to assume that part or all of the inferred mineral resource exists, or is economically or legally mineable.

      Our inferred mineral resources do not include proven and probable mineral reserves or measured and indicated mineral resources, and have been estimated in conformance with definitions set out in Canada’s

National Instrument 43-101. We have filed on SEDAR (www.sedar.com) Technical Reports on our mineral reserves and mineral resources (mineral resources stated in the Technical Reports include mineral reserves) for Bogoso/ Prestea and Wassa as required in Canada’s National Instrument 43-101.

      The inferred mineral resources for our properties have been estimated at economic cut-off grades based on a gold price of $375 per ounce as of December 31, 2003 and economic constraints that we believe are realistic.

      The following table summarizes the total and our share of estimated non-reserves — inferred mineral resources as of December 31, 2003 for all properties except Wassa. Wassa non-reserves inferred mineral resources are as of June 22, 2004.

NON-RESERVES — INFERRED MINERAL RESOURCES

	Tonnes	Gold Grade
Property Mineral Resource Category	(Thousands)	(g/t)

Bogoso/ Prestea(1)
Inferred	29,690	2.43
Wassa(2)
Inferred	38,411	1.20
Prestea Underground(3)
Inferred	1,606	8.58
Yaou(4)
Inferred	12,074	2.63
Dorlin(5)
Inferred	3,375	1.43
Paul Isnard(6)
Inferred	8,215	1.78

Attributable share
Inferred	81,952	1.95

(1)	Approximately 84% of the 2003 Bogoso/ Prestea inferred mineral resources are refractory. The estimated cut-off grades used in inferred mineral resource calculations in 2003 ranged from 0.7 g/t to 1.8 g/t for non-refractory material and from 0.9 g/t to 2.1 g/t for refractory material. Also included in the 2003 inferred resources are the Dunkwa properties resources of 2.4 million tonnes of ore at an average grade of approximately 2.69 g/t, purchased as part of the Dunkwa properties acquisition in June 2003.

(2)	All of the Wassa inferred resources are non-refractory. The estimated cut-off grades utilized in resource calculations in 2004 ranged from 0.5 g/t to 0.6 g/t.

(3)	All of the Prestea Underground inferred mineral resources are refractory. Golden Star owns approximately 81% managing interest in the property. The estimated cut-off grade utilized in mineral resource calculations in 2003 was 4.2 g/t.

(4)	Yaou is located in French Guiana, South America, and Golden Star owns approximately an 86.5% beneficial interest in the property. The estimated cut-off grade utilized in mineral resource calculations in 2003 was 0.5 g/t. The property is undeveloped and has been on a care and maintenance basis in recent years. We have announced our intent to sell our interest in this property.

(5)	Dorlin is located in French Guiana, South America, and Golden Star owns approximately an 86.5% beneficial interest in the property. The estimated cut-off grade utilized in mineral resource calculations in 2003 was 0.5 g/t. The property is undeveloped and has been on a care and maintenance basis in recent years. We have announced our intent to sell our interest in this property.

(6)	Paul Isnard is located in French Guiana, South America, and Golden Star owns approximately a 73% beneficial interest in the property. The estimated cut-off grades utilized in mineral resource calculations in 2003 was 0.4 g/t. The property is undeveloped and has been on a care and maintenance basis in recent years.

EXPLORATION

      Most of our exploration efforts in 2003 were focused on the Prestea Underground, Prestea, Wassa and the Akropong Trend properties in Ghana. We spent approximately $8.5 million in exploration activities during 2003, including $2.2 million at Wassa establishing mineral reserves in the existing pits and in areas outside the pits, $3.1 million at the Prestea Underground, including underground care and maintenance costs, $2.3 million on exploration projects outside the Wassa and Bogoso/ Prestea areas and $0.9 million developing new mineral reserves in the Plant North area. Exploration spending during 2003 was less than expected due to a shortage of drill rigs in Ghana. Increases in exploration activity in Ghana by us and our competitors have adversely impacted drill rig availability and as a result some of our planned work was delayed, including drilling at the Prestea Underground which was delayed several months.

      During 2004, we plan to spend approximately $21 million on gold exploration, of which approximately $4.9 million was spent in the first quarter 2004. Approximately $6 million will be used to evaluate surface projects in and around Bogoso/ Prestea including the Akropong Trend and Dunkwa properties. Approximately $6.6 million is planned for the continued exploration efforts at the Prestea Underground project, $2.5 million is scheduled for the Wassa area, $2.4 million is expected to be spent on the properties in Sierra Leone and Mali, both in West Africa, $1.7 million is expected to be used to identify and evaluate projects in South America, including some of Guyanor’s holdings, and $1.6 million is planned for our project generation program.

      Golden Star and Guyanor announced in late May plans to make certain changes to the ownership and management of Guyanor. The impact of these changes is unlikely to be material to Golden Star.

DESCRIPTION OF SECURITIES

      Our authorized capital includes an unlimited number of common shares and an unlimited number of first preferred shares, without nominal or par value, issuable in series.

Common Shares

      As of July 13, 2004, there were 138.7 million Golden Star common shares outstanding.

Dividend Rights

      Holders of our common shares may receive dividends when, as and if declared by our board on the common shares, subject to the preferential dividend rights of any other classes or series of our shares. In no event may a dividend be declared or paid on the common shares if payment of the dividend would cause the realizable value of our assets to be less than the aggregate of its liabilities and the amount required to redeem all of the shares having redemption or retraction rights, which are then outstanding.

Voting and Other Rights

      Holders of our common shares are entitled to one vote per share, and in general, all matters will be determined by a majority of votes cast.

Liquidation

      In the event of any liquidation, dissolution or winding up of Golden Star, holders of the common shares have the right to a ratable portion of the assets remaining after payment of liabilities and liquidation preferences of any preferred shares or other securities that may then be outstanding.

Redemption

      Our common shares are not redeemable or convertible.

Rights Agreement

      Rights to purchase our common shares have been issued to holders of our common shares under a rights agreement between us and CIBC Mellon Trust Company. One right is attached to each common share. If the rights become exercisable following the occurrence of certain specified events, each right will entitle the holder, within certain limitations, to purchase one common share at an exercise price equal to three times the market price of the common share, as determined under the terms of the agreement. In certain events (including when a person or group becomes the beneficial owner of 20% or more of any class of our voting shares without complying with the “permitted bid” provisions of the rights agreement or without the approval of our board of directors), exercise of the rights would entitle the holders of the rights (other than the acquiring person or group) to acquire that number of our common shares having an aggregate market price on the date of the event equal to twice the exercise price of the rights for an amount in cash equal to the exercise price. Accordingly, exercise of the rights may cause substantial dilution to a person who attempts to acquire us. The rights, which expire in 2007 (unless extended as provided in the rights agreement), may be redeemed at a price of Cdn$0.00001 per right at any time until a person or group has acquired 20% of our common shares, except as otherwise provided in the rights agreement. The rights agreement may have certain anti-takeover effects.

Other Provisions

      All outstanding common shares are, and the common shares to be issued in connection with the offer, if issued in the manner described in this Circular, will be, fully paid and non-assessable.

      This section is a summary and may not describe every aspect of our common shares that may be important to you. We urge you to read our Articles of Arrangement and our by-laws, because they, and not this description, define your rights as a holder of our common shares. A copy of the Articles of Arrangement and by-laws will be provided upon a request, by contacting the Company at 10901 W. Toller Drive, Suite 300, Littleton, Colorado 80127-6312 U.S.A., Attention: Corporate Secretary.

First Preferred Shares

      As of July 13, 2004, no first preferred shares were issued and outstanding. The board of directors of Golden Star is authorized to approve the issuance of one or more series of first preferred shares without further authorization of the shareholders of Golden Star and to fix the number of shares, the designations, rights, privileges, restrictions and conditions of any such series.

      The board of directors of Golden Star will determine the number of shares, particular designation, relative rights and preferences and the limitations of any series of first preferred shares, which terms will include the following:

(i) the maximum number of shares to constitute the series and the designation thereof;

(ii) the annual dividend rate, if any, on shares of the series, whether such rate is fixed or variable or both, the date or dates from which dividends will begin to accrue or accumulate, whether dividends will be cumulative and whether such dividends shall be paid in cash, common shares or otherwise;

(iii) whether the shares of the series will be redeemable and, if so, the price at and the terms and conditions on which the shares of the series may be redeemed, including the time during which shares of the series may be redeemed and any accumulated dividends thereon that the holders of shares of the series shall be entitled to receive upon the redemption thereof;

(iv) the liquidation preference, if any, applicable to shares of the series;

(v) whether the shares of the series will be subject to operation of a retirement or sinking fund and, if so, the extent and manner in which any such fund shall be applied to the purchase or redemption of the shares of the series for retirement or for other corporate purposes, and the terms and provisions relating to the operation of such fund;

(vi) the terms and conditions, if any, on which the shares of the series shall be convertible into, or exchangeable for, shares of any other class or classes of capital stock of Golden Star or any series of any other class or classes, or of any other series of the same class, including the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same;

(vii) the voting rights, if any, of the shares of the series;

(viii) the currency or units based on or relating to currencies in which such series is denominated and/or in which payments will or may be payable;

(ix) the methods by which amounts payable in respect of such series may be calculated and any commodities, currencies or indices, or price, rate or value, relevant to such calculation;

(x) any listing of the shares of the series on a securities exchange; and

(xi) any other preferences and relative, participating, optional or other rights or qualifications, limitations or restrictions thereof.

CAPITALIZATION

      This table should be read in conjunction with our consolidated financial statements and related notes incorporated by reference into this prospectus and the unaudited pro forma consolidated financial statements and related notes included in the pro forma consolidated financial statements in this prospectus.

      The following table shows our capitalization as of March 31, 2004 on an actual basis for Golden Star alone and on a pro forma basis after the combination of IAMGold and Golden Star, assuming all shareholders elect the all share option, and that $23 million break fee is paid to Wheaton River:

	As of March 31, 2004

	(in thousands)
		Golden
	Golden Star	Star/IAMGold
	As Reported	Pro Forma

Cash and cash equivalents	$86,017	$133,321 (1)
Working capital	95,148	215,012
Long term debt and lease obligations	610	12,009
Shareholders’ Equity:
Common shares: unlimited shares authorized; actual — 133,312,412 shares issued and outstanding; pro forma — 321,717,886 shares issued and outstanding	328,209	1,288,449
Deferred stock-based compensation	—	(3,748)
Share purchase loans	—	(266)
Retained earnings	(124,022)	(124,022)

Total shareholders’ equity	$204,187	$1,160,413

(1)	Excludes approximately $61.5 million in gold bullion held by IAMGold at March 31, 2004.

MANAGEMENT

Directors and Executive Officers

      The following table sets out, for each of Golden Star’s Directors and Executive Officers, the person’s name, municipality of residence, age, position with Golden Star and, if a Director, the date on which the person became a Director. Each of the Directors has been elected to serve until the next annual meeting of shareholders of Golden Star.

Name and
Municipality of Residence	Age	Position with Golden Star	Director Since

Peter J. Bradford Littleton, Colorado	46	President, Chief Executive Officer, Director	August 8, 2000
Richard Q. Gray Accra, Ghana	45	Senior Vice-President and Chief Operating Officer	—
Allan J. Marter Denver, Colorado	56	Senior Vice-President, Chief Financial Officer	—
Bruce Higson-Smith Denver, Colorado	43	Vice-President, Corporate Development	—
Douglas A. Jones Perth, Australia	50	Vice-President, Exploration	—
Ian MacGregor Toronto, Ontario	70	Chairman	April 3, 2000
James E. Askew Denver, Colorado	55	Director	June 15, 1999
David K. Fagin Englewood, Colorado	66	Director	January 1, 1992
Lars-Eric Johansson Oakville, Ontario	57	Director	January 27, 2004
Michael P. Martineau Hildenborough, Kent, United Kingdom	59	Director	May 20, 2004

      Information regarding Golden Star’s directors and executive officers are set forth below.

Peter J. Bradford	President and Chief Executive Officer of Golden Star since November 1999; director of Anvil Mining N.L. and its successor company since September 1998 and Managing Director of Anvil Mining from May 1998 to October 1999.

Allan J. Marter	Senior Vice President since May 2002 (prior to May 2002 Vice President), Chief Financial Officer since November 1999, and Secretary of Golden Star since June 2001; principal of Waiata Resources, Littleton (mining financial advisory services) from 1996 to 1999.

Bruce Higson-Smith	Vice President, Corporate Development since September 2003; independent consultant from October 2002 to September 2003; Vice President and Investment Manager with Resource Capital Funds from September 1998 to October 2002.

Douglas A. Jones	Vice President, Exploration since March 2003; consultant from December 2002 to February 2003; Chief Geologist of AurionGold Ltd. (formerly Delta Gold Ltd.) from August 1998 through November 2002.

Richard Q. Gray	Senior Vice President since May 2002 (prior to May 2002 Vice President), Chief Operating Officer since June 2001, Vice President, Ghana since January 2000, Managing Director of Wexford Goldfields Limited since October 2002 and Managing Director of Bogoso Gold Limited since November 1999; General Manager of Bogoso Gold Mine from March 1998 to October 1999.

Ian MacGregor	Chairman of the Board since January 27, 2004; corporate director; counsel of Fasken Martineau DuMoulin LLP (Barristers and Solicitors) since February 2000 and prior thereto, a partner of Fasken Martineau DuMoulin LLP.

James E. Askew	President and Chairman of International Mining and Finance Company from January 1997 to present; Managing Director and Chief Executive Officer of Black Range Minerals NL from November 1999 to 2001; director of Ausdrill Limited, Yamana Gold Inc., AGD Mining Ltd., Climax Mining Limited and Sino Gold Limited; President and Chief Executive Officer of Golden Star from March 1999 to October 1999; President and Chief Executive Officer of Rayrock Resources Inc. from September 1998 to March 1999.

David K. Fagin	Director on the boards of Pacific Rim Mining Company, Canyon Resources Corporation and of the public mutual funds of
T. Rowe Price Associates, Inc.; and Chairman and Chief Executive
Officer of Western Exploration from July 1997 to January 2000.

Lars-Eric Johansson	Executive Vice President and Chief Financial Officer of Kinross Gold Corporation from June 1, 2004 to present; Special Advisor on project financing to Falconbridge Limited’s (a subsidiary of Noranda Inc.) Koniambo nickel project in New Caledonia from November 2003 to May 2004; Executive Vice President and Chief Financial Officer of Noranda Inc. from May 2002 to November 2003; Senior Vice President and Chief Financial Officer for Falconbridge from September 1989 to May 2002; a director of Aber Diamond Corporation and Novicourt Inc. and Chairman of Forsbecks AB, Sweden.

Michael P. Martineau	Founder and President of AXMIN Inc. from January 1999 to present; Director of Ashanti Goldfields from February 1999 to present; Deputy Chairman from February 2000 to present and Chief Executive Officer from February 2000 to August 2002 of Eurasia Mining plc; Director of Angus and Ross plc since April 2000.

PRINCIPAL SHAREHOLDERS

      To the knowledge of the directors and officers of Golden Star, as of July 13, 2004, there are no persons who own, beneficially or of record, directly or indirectly, or who exercise control or direction over, more than 5% of the Golden Star common shares.

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF GOLDEN STAR RESOURCES LTD.

DESCRIPTION OF OFFER TO PURCHASE IAMGOLD CORPORATION

(All monetary figures are in United States dollars)

      Golden Star Resources Ltd. (“Golden Star”, the “Company”, “us”, “we”) announced on May 27, 2004 a proposed business combination with IAMGold Corporation (“IAMGold”). On June 28, 2004 we increased our offer to exchange 1.15 Golden Star common shares for each common share of IAMGold, to an exchange ratio of 1.25 Golden Star shares or 1.15 Golden Star shares plus Cdn$0.50 cash per IAMGold share. Assuming that all IAMGold shareholders elect the all share option, the offer would result in the issuance of approximately 188.4 million Golden Star shares, and assuming that all IAMGold shareholders elect the cash and share option, the offer would result in the issuance of approximately 173.3 million Golden Star shares, each for approximately 150.7 million IAMGold common shares (assuming all in-the-money options to purchase IAMGold common shares as of July 13, 2004 are exercised). In addition, Golden Star will pay a further Cdn$0.20 in cash per IAMGold share to the IAMGold shareholders in the event that no break fee is paid or becomes payable to Wheaton River Minerals Ltd.

      Assuming that all IAMGold shareholders elect the all share option and that all IAMGold shares are exchanged in this offer, immediately following the exchange, approximately 45% of the shares would be held by current Golden Star shareholders and approximately 55% of the shares would be held by current IAMGold shareholders, calculated on a fully diluted basis. As the relative share ownership of the two groups of shareholders is similar, it is expected that Golden Star’s board of directors and management will retain their positions in the combined entity and Golden Star’s corporate office will continue to be the headquarters of the combined entity, Golden Star is considered to be the acquirer for the purposes of purchase accounting. In accordance with this assumption, IAMGold’s assets and liabilities have been restated in the pro forma financial statements presented below, to reflect their estimated fair values as of the date of the announcement of the proposed acquisition.

      The pro forma financial statements are based upon a Golden Star common share price of $5.10, this amount being the average closing common share price of Golden Star three days before and after the day of the date of the public announcement of Golden Star’s proposed business combination with IAMGold.

      As a consequence of the nature of the transaction, there may be, and likely will be, actions and other events or changes initiated by IAMGold that would significantly change purchase prices and purchase price allocations. Also, Golden Star has not had access to proprietary and confidential corporate financial and other information of IAMGold and has not had an opportunity to undertake any due diligence procedures. Such information and procedures may provide Golden Star with additional information that could materially affect the purchase price paid for the acquisition of IAMGold, the purchase price allocation and, accordingly, the assumptions and pro forma adjustments. Identified factors which may have a significant impact on the basis and results of the combinations are described in Note 3 of the accompanying notes to the Pro Forma Consolidated Financial Statements.

      The combination of Golden Star and IAMGold is subject to, among other things, regulatory approval. The fair value of IAMGold’s assets and liabilities will ultimately be determined after the completion of the transaction. Therefore, it is likely that the fair values of assets and liabilities will vary from those shown and the differences may be material.

      The preliminary allocation of the purchase price ($000s) summarized in the table below is subject to change:

Purchase price
150,724,379 IAMGold shares (1)	$960,240
Estimated acquisition costs	10,000

$970,240

Net assets acquired
Cash and cash equivalents(2)	$57,304
Non-cash working capital	72,560
Other long-term assets	30,748
Equity investments in mine properties	77,000
Royalty interests	78,000
Property, plant and equipment	116,382
Goodwill(2)	605,372
Rehabilitation provision	(6,034)
Long-term debt	(11,399)
Future income taxes, net	(53,707)
Share purchase loans	266
Deferred stock-based compensation	3,748

$970,240

1.	The amount shown is an estimated price based on the number of IAMGold shares outstanding on June 4, 2004 and assumes that all IAMGold shareholders elect the all share option rather than the cash and share option, and assumes the exercise of all IAMGold options where the market price on July 13, 2004 exceeds such option’s exercise price, or “in-the-money” IAMGold options. The contingent payment of Cdn$0.20 is not included in the purchase price calculation.

2.	The allocation shown above assumes IAMGold will pay a $23 million break fee to Wheaton River. If Wheaton River were to combine with Coeur d’Alene, we would then receive a $26 million payment in lieu of the break fee from Coeur d’Alene per an agreement between us and Coeur d’Alene. See “Pre-Offer Agreement with Coeur d’Alene.” If we receive the $26 million payment from Coeur d’Alene, our cash would be $49 million higher and the goodwill would be $49 million lower than shown above.

BASIS OF PRESENTATION

      Set out below are the unaudited consolidated pro forma statements of operation for the year ended December 31, 2003 and three months ended March 31, 2004 and the unaudited consolidated pro forma balance sheet of Golden Star at March 31, 2004. These statements have been prepared by the management of Golden Star to assist you in your analysis of the financial effects of the proposed business combination of Golden Star and IAMGold.

      The Golden Star information has been derived from our historical unaudited financial statements as of and for the three months ended March 31, 2004 and from our historical audited financial statements for the year ended December 31, 2003. Our historical data was prepared using accounting principles generally accepted in Canada.

      IAMGold’s information has been compiled solely from publicly available information for the same periods as Golden Star’s, as described above. IAMGold has not provided us access to their detailed accounting records nor has IAMGold assisted us in preparing any of the data contained in the pro forma financial statements shown below. IAMGold’s historical data was prepared using accounting principles generally accepted in Canada.

      It is management’s opinion that these pro forma consolidated financial statements include all adjustments necessary for the fair presentation, in all material respects, of the transaction described above in accordance with Canadian generally accepted accounting principles applied on a basis consistent with Golden Star’s accounting policies.

      The pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of Golden Star which would have actually resulted had the proposed transactions been effected on the dates indicated. Further, the pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future. The unaudited pro forma consolidated financial statements should be read in conjunction with the historical financial statements and notes thereto of Golden Star and IAMGold, described above.

      The pro forma consolidated financial statements assume that IAMGold will combine with Golden Star, and Wheaton River will not combine with Coeur d’Alene. As a result, IAMGold would be required to pay a $23 million break fee to Wheaton River. It also assumes that all of IAMGold’s shareholders elect the all share option rather than the cash and share option. If all of IAMGold’s shareholders elect the cash and share option, the change in the pro forma balance sheet would be a $57 million decrease in the combined company’s cash and a $20 million decrease in goodwill, offset by a $77 million decrease in share capital. If the contingent payment of Cdn$0.20 per IAMGold share is made, the impact on the pro forma financial statements would be substantially offset by the elimination of the break fee payable to Wheaton River. If Wheaton River agrees to combine with Coeur d’Alene, rather than IAMGold paying a $23 million break fee, we would receive a $26 million break fee from Coeur d’Alene. The accounting effect of this event on the pro forma financial statements would be a $49 million increase in the combined entity’s cash and a $49 million reduction in goodwill on the balance sheet of the combined entity both at March 31, 2004 under Canadian GAAP and at December 31, 2003 under US GAAP. This change would not affect net income or earnings per share.

GOLDEN STAR RESOURCES LTD.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

Year ended December 31, 2003

(Unaudited)
(Expressed in thousands of United States dollars, except per share amounts and unless otherwise stated)

	As Reported

	Golden				Pro Forma	Pro Forma
	Star	IAMGold	Note		Adjustments	Consolidated

Gold sales	$63,512	$96,607	3	(l)	$(1,654)	$158,465
Royalties	—	4,504			—	4,504
Interest and other income	858	—			—	858

Total Revenues	64,370	101,111			(1,654)	163,827

Cost of mining operations	32,125	56,336			—	88,461
Depreciation, depletion and amortization	4,993	26,552	3	(g)(k)	6,405	37,950
Accretion of asset retirement obligation	578	1,368	3	(k)	(1,084)	862
Exploration expense	594	5,496	3	(j)	(5,496)	594
General and administrative expense	5,566	6,626	3	(k)	1,840	14,032
Foreign exchange (gain)/loss	(2,331)	576			—	(1,755)
Interest and other expense	217	987			—	1,204

Total Expenses	41,742	97,941			1,665	141,348

Income before investment income, equity income and minority interest	22,628	3,170			(3,319)	22,479
Investment income	1,905	2,421			—	4,326
Equity income	—	9,650			(551)	9,099
Minority interest	(2,577)	—			—	(2,577)

Income before income taxes	21,956	15,241			(3,870)	33,327
Income tax	—	(202)	3	(h)	710	508

Net income	$21,956	$15,039			$(3,160)	$33,835

Earnings per share			1	A(a)
Basic						$0.113
Diluted						$0.110
Weighted-average number of shares outstanding (in thousands of shares)			1	A(b)
Basic						299,356
Diluted						306,292

GOLDEN STAR RESOURCES LTD.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

First Quarter ended March 31, 2004

(Unaudited)
(Expressed in thousands of United States dollars, except per share amounts and unless otherwise stated)

	As Reported

	Golden				Pro Forma	Pro Forma
	Star	IAMGold	Note		Adjustments	Consolidated

Gold sales	$19,265	$26,105	3	(l)	$(414)	$44,956
Royalties	—	1,527			—	1,527
Interest and other income	592	1,324			—	1,916

Total Revenues	19,857	28,956			(414)	48,399

Cost of mining operations	9,125	15,558				24,683
Depreciation, depletion, amortization and accretion	2,437	7,582	3	(g)	1,833	11,852
Exploration expense	234	1,068	3	(j)	(1,068)	234
General and administrative expense	1,856	2,328			—	4,184
Interest and other expense/(income)	289	(43)			—	246

Total Expenses	13,941	26,493			765	41,199

Income before investment income, equity income and minority interest	5,916	2,463			(1,179)	7,200
Equity income	—	4,116			(115)	4,001
Minority interest	(722)	—			—	(722)

Income before income taxes	5,194	6,579			(1,294)	10,479
Income tax	—	(673)	3	(h)	453	(220)

Net income	$5,194	$5,906			$(841)	$10,259

Earnings per share			1	B(a)
Basic						$0.032
Diluted						$0.031
Weighted-average number of shares outstanding (in thousands of shares)			1	B(b)
Basic						321,563
Diluted						334,792

GOLDEN STAR RESOURCES LTD.

PRO FORMA CONSOLIDATED BALANCE SHEET

March 31, 2004

(Unaudited)
(Expressed in thousands of United States dollars)

	As Reported

	Golden				Pro Forma	Pro Forma
	Star	IAMGold	Note		Adjustments	Consolidated

ASSETS
CURRENT
Cash and cash equivalents	$86,017	$65,745	3	(d)	$(18,441)	$133,321
Gold bullion	—	47,445	3	(c)	14,054	61,499
Accounts receivable	1,667	20,646			—	22,313
Inventory	14,227	9,601			—	23,828
Other	1,918	—			—	1,918

	103,829	143,437			(4,387)	242,879
Restricted cash	3,317	—			—	3,317
Marketable securities	—	1,102	3	(c)	1,377	2,479
Property plant and equipment	18,930	83,397	3	(c)	32,985	135,312
Deferred exploration and development	3,850	—	3	(c)	5,500	9,350
Mine construction in progress	32,988	—			—	32,988
Mining properties	64,398	—			—	64,398
Stockpiled ore	—	14,598			—	14,598
Equity investment in mining properties	—	63,922	3	(c)	13,078	77,000
Royalty interest	—	62,089	3	(c)	15,911	78,000
Goodwill	—	74,886	3	(e)	530,486	605,372
Future income taxes	—	43	3	(c)	(43)	—
Long-term receivables	—	6,933			—	6,933
Other	2,282	1,238			—	3,520

	$229,594	$451,645			$594,907	$1,276,146

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$6,582	$19,186			$—	$25,768
Construction retention payable	1,375	—			—	1,375
Royalties payable	582	—			—	582
Current debt	142	—			—	142

	8,681	19,186			—	27,867
Long-term debt	610	11,399			—	12,009
Future income taxes	—	20,336	3	(h)	33,371	53,707
Asset retirement obligations	7,919	6,034			—	13,953
Other	—	1,241	3	(c)	(1,241)	—

	17,210	58,196			32,130	107,536
Minority interest	8,197	—			—	8,197
SHAREHOLDERS’ EQUITY
Share purchase options	—	4,560	3	(c)	(4,560)	—
Deferred stock-based compensation	—	—			(3,748)	(3,748)
Share purchase loans	—	(266)			—	(266)
Share capital	328,209	343,243			(343,243)	328,209
					960,240	960,240
Retained earnings	(124,022)	45,912			(45,912)	(124,022)

	$229,594	$451,645			$594,907	$1,276,146

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of United States dollars or shares except per share amounts)

1.	PRO FORMA EARNINGS PER SHARE

A.	Based on Golden Star’s common shares outstanding at December 31, 2003.

(a)	Pro forma basic earnings per share
	The number of Golden Star common shares outstanding is as follows:
	Number of Golden Star common shares outstanding as of December 31, 2003	132,924
	The number of Golden Star common shares to be issued to IAMGold shareholders	188,405

	Pro forma number of Golden Star common shares outstanding	321,329

           The weighted-average number of Golden Star common shares for computation of pro forma basic earnings per share is as follows:

	Weighted-average number of Golden Star common shares outstanding as of December 31, 2003	110,951
	The number of Golden Star common shares to be issued to IAMGold shareholders	188,405

	Pro forma basic weighted-average number of Golden Star common shares outstanding	299,356

	Pro forma net income	$33,835

	Pro forma basic earnings per share	$0.113

(b)	Pro forma diluted earnings per share
	Pro forma weighted-average number of Golden Star common shares outstanding	299,356
	Dilutive effect of Golden Star stock options and warrants	6,936

	Pro forma dilutive weighted-average number of Golden Star common shares outstanding	306,292

	Pro forma dilutive earnings per share	$0.110

(Unaudited)

(Expressed in thousands of United States dollars or shares except per share amounts)

B.	Based on Golden Star’s common shares outstanding at March 31, 2004.

(a)	Pro forma basic earnings per share
	The number of Golden Star common shares outstanding is as follows:
	Number of Golden Star common shares outstanding as of March 31, 2004	133,312
	The number of Golden Star common shares to be issued to IAMGold shareholders	188,405

	Pro forma number of Golden Star common shares outstanding	321,717

           The weighted-average number of Golden Star common shares for computation of pro forma basic earnings per share is as follows:

	Weighted-average number of Golden Star common shares outstanding as of March 31, 2004	133,158
	The number of Golden Star common shares to be issued to IAMGold shareholders	188,405

	Pro forma basic weighted-average number of Golden Star common shares	321,563

	Pro forma net income	$10,259

	Pro forma basic earnings per share	$0.032

(b)	Pro forma diluted earnings per share
	Pro forma weighted-average number of Golden Star common shares outstanding	321,563
	Dilutive effect of Golden Star stock options and warrants	13,229

	Pro forma dilutive weighted-average number of Golden Star common shares outstanding	334,792

	Pro forma dilutive earnings per share	$0.031

2.	PRO FORMA FINANCIAL STATEMENTS UNDER U.S. GAAP

A.	Pro Forma Consolidated Balance Sheet Under U.S. GAAP as of December 31, 2003

(Unaudited)

(Expressed in thousands of United States dollars)

	As Reported

	Golden				Pro Forma	Pro Forma
	Star	IAMGold	Note		Adjustments	Consolidated

ASSETS
CURRENT
Cash and cash equivalents	$89,970	$53,171	3	(d)	$(18,441)	$124,700
Gold bullion	—	47,283	3	(c)	12,958	60,241
Accounts receivable	790	2,714			—	3,504
Inventory	12,661	—			—	12,661
Other	1,514	155			—	1,669

	104,935	103,323			(5,483)	202,775
Restricted cash	3,317	—			—	3,317
Marketable securities	—	2,479			—	2,479
Property plant and equipment	18,202	—			—	18,202
Deferred exploration and development	—	—	3	(c)	5,500	5,500
Mine construction in progress	25,647	—			—	25,647
Mining properties	46,478	—			—	46,478
Equity investment in mining properties	—	175,665	3	(c)	48,839	224,505
Royalty interest	—	62,603	3	(c)	15,397	78,000
Goodwill	—	74,886	3	(e)	540,733	615,619
Long-term receivables	1,000	975	3	(c)	(975)	1,000
Other	758	1,239			—	1,997

	$200,337	$421,170			$604,011	$1,225,518

LIABILITIES
Current liabilities	$8,151	$12,941			$—	$21,092
Long-term debt	657	—			—	657
Future income taxes	—	21,425	3	(h)	34,589	56,014
Asset retirement obligations	7,745	—			—	7,745

	16,553	34,366			34,589	85,508
Minority interest	3,367	—			—	3,367
SHAREHOLDERS’ EQUITY
Share purchase options	—	8,789	3	(c)	(8,789)	—
Deferred stock-based compensation	—	—			(3,748)	(3,748)
Share purchase loans	—	(266)			—	(266)
Share capital	324,609	347,681			(347,681)	324,609
					960,240	960,240
Contributed surplus	—	78			(78)	—
Accumulated comprehensive income	1,316	1,086			(1,086)	1,316
Retained earnings	(145,508)	29,436			(29,436)	(145,508)

	$200,337	$421,170			$604,011	$1,225,518

B.	Reconciliation of December 2003 Statement of Operations to U.S. GAAP

Golden Star net income as reported	$13,357
IAMGold’s net income as reported	12,802
Additional depreciation, depletion and amortization from increases in IAMGold’s asset fair values	(5,963)
Eliminate deferred revenue — fair value nil	(1,654)
Income tax impact of adjustments	2,666

Pro forma net income — U.S. GAAP	$21,208

Other comprehensive income:
IAMGold’s gain on marketable securities	1,086
Eliminate IAMGold’s gain on marketable securities — note 3(n)	(1,086)
Golden Star’s loss on marketable securities	(548)

Pro forma comprehensive income	$20,660

Earning per share (in U.S. dollars)
Basic	$0.071
Diluted	$0.069
Comprehensive income per share (in U.S. dollars)
Basic	$0.069
Diluted	$0.067
Weighted average number of shares outstanding (in thousands of shares)
Basic	299,356
Diluted	306,292

      Financial statements for IAMGold at March 31, 2004 and for the three months then ended, prepared in accordance with U.S. GAAP are not available.

(Expressed in thousands of United States dollars or shares except per share amounts)

C.	Pro Forma Earnings Per Share Under U.S. GAAP for the Year Ended December 31, 2003 (Unaudited)

(a)	Pro forma basic earnings per share under U.S. GAAP

The number of Golden Star common shares outstanding is as follows:

Number of Golden Star common shares outstanding as of December 31, 2003	132,924
The number of Golden Star common shares to be issued to IAMGold shareholders	188,405

Pro forma number of Golden Star common shares outstanding	321,329

           The weighted-average number of Golden Star common shares for computation of pro forma basic earnings per share is as follows:

Weighed-average number of Golden Star common shares outstanding as of December 31, 2003	110,951
The number of Golden Star common shares to be issued to IAMGold shareholders	188,405

Pro forma basic weighted-average number of Golden Star common shares outstanding	299,356

Pro forma net income under U.S. GAAP	$21,208

Pro forma basic earnings per share under U.S. GAAP	$0.071

(b)	Pro forma diluted earnings per share under U.S. GAAP

Pro forma weighted-average number of Golden Star common shares outstanding	299,356
Dilutive effect of Golden Star stock options and warrants	6,936

Pro forma dilutive weighed-average number of Golden Star common shares outstanding	306,292

Pro forma dilutive earnings per share under U.S. GAAP	$0.069

(c)	Pro forma comprehensive income per share

Comprehensive income per share — basic	$0.069

Comprehensive income per share — diluted	$0.067

3.	SIGNIFICANT ASSUMPTIONS AND ADJUSTMENTS

      The pro forma consolidated financial statements include the following pro forma assumptions and adjustments:

(a) The unaudited pro forma consolidated financial statements have been compiled using the significant accounting policies as set out in the audited financial statements of Golden Star for the year ended December 31, 2003.

(b) The December 31, 2003 and the March 31, 2004 pro forma statements of operations assume that the acquisition occurred on January 1, 2003. The March 31, 2004 balance sheet assumes the acquisition occurred at March 31, 2004.

(c) All of IAMGold’s assets and liabilities have been restated where appropriate to reflect estimated fair values using purchase accounting concepts. Estimated mining property and equity investment fair values are based upon discounted cash flow analysis.

(d) IAMGold’s transaction costs are estimated to be $5 million. Golden Star’s transaction costs and fees, including advisors, legal, accounting, exchange fees, regulatory fees, and IAMGold rationalization costs will total approximately $10 million. It is also assumed that IAMGold will pay a $23 million break fee to Wheaton River. See “Pre-Offer Agreement with Coeur d’Alene”. Assumes that all of IAMGold’s shareholders elect the all share option rather than the cash and share option, and that in-the-money IAMGold options outstanding as of July 13, 2004 are exercised for cash and the IAMGold shares issued are exchanged for Golden Star shares.

(e) The excess of the purchase price over the fair value of the net assets is shown as goodwill. The goodwill shown in the pro forma financial statements is based upon a preliminary analysis of the factors involved in determining fair values. The final allocation of the purchase price and the fair values of IAMGold’s assets and liabilities is subject to completion of definitive appraisals which would be carried out following completion of the acquisition.

(f) No adjustments have been made to reflect expected synergies or cost savings of the proposed transaction.

(g) Amortization has been adjusted to reflect adjustments of asset basis to fair value.

(h) The impact of differences between the fair value and the tax value of assets and liabilities has been reflected in the future tax balance and the resulting impact on income tax expense has been reflected on the statements of operations.

(i) The pro forma information has been compiled using a Golden Star common share price of $5.10 per share, being the average of the closing price on the AMEX for the three days before and after May 27, 2004, the date of announcement of Golden Star’s proposed business combination with IAMGold.

(j) IAMGold’s 2003 and first quarter 2004 exploration costs have been capitalized as deferred exploration to correspond with Golden Star’s accounting policy.

(k) During the first quarter of 2004, IAMGold changed its accounting policies with respect to the accounting for Asset Retirement Obligations and share options. Golden Star changed its accounting policies for Asset Retirement Obligations and share options effective January 1, 2003. Therefore, IAMGold’s statement of operations for the year ended December 31, 2003 has been restated to account for these changes in accounting policies using the information disclosed in IAMGold’s audited consolidated financial statements for the year ended December 31, 2003, and the consolidated financial statements for the three months ended March 31, 2004.

(l) Deferred revenues related to hedge positions closed in past periods were assigned a fair value of nil and therefore the revenue recognized in IAMGold’s statements of operations has been reversed on the Golden Star pro forma statements of operation.

(m) The gain on marketable securities recognized by IAMGold in comprehensive income is eliminated as a pro forma adjustment since the marketable securities were adjusted to fair value in the acquisition of IAMGold by Golden Star.

The Depositary for the Offer is:

CIBC MELLON TRUST COMPANY

Toronto

By Mail P.O. Box 1036 Adelaide Street Postal Station Toronto, ON M5C 2K4	By Hand or by Courier: 199 Bay Street Commerce Court West Securities Level Toronto, ON M5L 1G9
Telephone: (416) 643-5500
Toll Free: 1-800-387-0825
E-Mail: inquiries@cibcmellon.com

Vancouver

By Hand or by Courier

1066 West Hastings Street

Suite 1600
Vancouver, B.C.
V6E 3X1

The Dealer Manager for the Offer is:

BMO NESBITT BURNS

In Canada BMO Nesbitt Burns Inc.	In the United States Harris Nesbitt Corp.
1 First Canadian Place 4th Floor, PO Box 150 Toronto, Ontario M5X 1H3	3 Times Square New York, New York 10036

Telephone: 1-866-758-9860

The Information Agent for the Offer is:

INNISFREE M&A INCORPORATED

501 Madison Avenue, 20th Floor
New York, New York
10022

Shareholders Call Toll-Free:

1-877-825-8772 (English speakers)

1-877-825-8777 (French speakers)

Banks and Brokers Call Collect:

212-750-5833

Any questions and requests for assistance may be directed by Shareholders to the Dealer Manager, the Depositary or the Information Agent at their respective telephone numbers and locations set out above.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.	Indemnification of Officers and Directors.

      We have entered into agreements with our directors and officers indemnifying such directors and officers to the extent permitted by the CBCA, and our by-laws. Our by-laws provide that we will indemnify any such person in such other circumstance as the CBCA or law permits or requires.

      Our ability to indemnify our directors and officers is governed by section 124 of the CBCA. Under these provisions, we may indemnify a director or officer, a former director or officer or another individual who acts or acted at our request as a director or officer or in a similar capacity, of another entity (the “individual”) against all costs, charges, and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved by reason of their association with us or such other entity. However, we may not indemnify an individual unless the individual:

a. acted honestly and in good faith with a view to the best interests of our or such other entity for which the individual acted as director or officer or in a similar capacity at our request, as the case may be; and

b. in the case of criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.

      We may advance funds to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to above. The individual shall repay the amount advanced if the individual does not fulfill the conditions of sections (a) and (b) above.

      With the approval of a court, we may indemnify an individual, or advance funds, in respect of an action by or on our behalf or by or on behalf of another entity to procure a judgment in our favor to which the individual is made a party because of the individual’s association with us or such other entity against all costs, charges and expenses reasonably incurred by the individual in connection with such action if the individual fulfills the conditions in clauses (a) and (b) above.

      In addition to the right to indemnification set forth in the agreements with our directors and our by-laws, the CBCA provides that an individual is entitled to indemnification from us in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defense of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual’s association with us or such other entity, if the individual seeking indemnity:

a. was not judged by the court of other competent authority to have committed any fault or omitted to do anything that the individual ought to have done; and

b. fulfills the conditions set out in clauses (a) and (b) above.

      We maintain a directors’ and officers’ liability insurance policy which insures directors and officers for losses as a result of claims based upon the acts or omissions as our directors and officers, including liabilities arising under the Securities Act of 1933, or the ’33 Act, and also reimburses us for payments made pursuant to the indemnity provisions under the CBCA.

      Insofar as indemnification for liabilities arising under the ’33 Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the ’33 Act and is therefore unenforceable.

Item 21.	Exhibits.

3(i)	Incorporating Documents of the Company, including: Articles of Arrangement dated May 14, 1992, with Plan of Arrangement attached, with Certificate of Amendment with respect thereto dated May 15, 1992; Certificate of Amendment dated May 15, 1992, with Articles of Amendment; Certificate of Amendment dated March 26, 1993, with Articles of Amendment; Articles of Arrangement dated March 7, 1995, with Plan of Arrangement attached, with Certificate of Amendment with respect thereto dated March 14, 1995; Certificate of Amendment dated July 29, 1996, with Articles of Amendment; and Certificate of Amendment dated July 10, 2002, with Articles of Amendment (all incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K filed on January 23, 2003)
3(ii)	By-laws of the Company, including: Bylaw Number One, amended and restated as of April 3, 2002 (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-3 (Reg. No. 333-102225) filed on December 27, 2002); Bylaw Number Two, effective May 15, 1992 (incorporated by reference to Exhibit 4.2 to the Company’s Form 8-K filed on January 23, 2003); and Bylaw Number Three, effective May 15, 1992 (incorporated by reference to Exhibit 4.2 to the Company’s Form 8-K filed on January 23, 2003)
4.1	Form of Specimen Certificate for Common Shares (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-3/ A (Reg. No. 333-91666) filed on July 15, 2002)
4.2	Warrants dated as of September 11, 2001 between the Company and Barnato Exploration Limited (incorporated by reference to Exhibit 4.4 to the Company’s Form 10-K for the year ended December 31, 2002)
4.3	Warrants dated as of September 11, 2001 between the Company and Ware Limited (incorporated by reference to Exhibit 4.5 to the Company’s Form 10-K for the year ended December 31, 2002)
4.4	Form of Warrant, dated as of January 2, 2002 (incorporated by reference to the Company’s Form S-3 (Reg. No. 333-82106) filed on February 4, 2002)
4.5	Warrant Indenture, dated July 17, 2002, among the Company and CIBC Mellon Trust, as Trustee, including the Form of Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K filed on August 5, 2002)
4.6	Form of Underwriters’ Warrants (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-3/ A (Reg. 333-91666) filed on July 15, 2002)
4.7	Form of Warrant, dated December 12, 2002 (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K filed on December 13, 2002)
4.8	Warrant Indenture, dated as of February 14, 2003, between Golden Star Resources Ltd. and CIBC Mellon Trust Company, including the Form of Warrant (incorporated by reference to Exhibit 4.1 of the Company’s Form 8-K filed on February 14, 2003)
4.9	Form of Underwriters’ Warrant, dated February 14, 2003 (incorporated by reference to Exhibit 4.2 of the Company’s Form 8-K filed on February 14, 2003)
4.11	Amended and Restated Shareholder Rights Plan Agreement dated as of May 20, 2004 between the Company and CIBC Mellon Trust Company as Rights Agent (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K filed on June 3, 2004)
5	Opinion of Fasken Martineau DuMoulin LLP regarding the validity of the shares being registered(1)
10.1	Summary of Executive Management Performance Bonus Plan (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K filed on January 23, 2003)
10.2	Amended and Restated 1997 Stock Option Plan, effective as of April 3, 2002 (incorporated by reference to Exhibit 10.2 of the Company’s Form 8-K filed on January 23, 2003)
10.3	Form of Indemnification Agreement between the Company and its officers and directors (incorporated by reference to Exhibit 10.3 of the Company’s Form 8-K filed on January 23, 2003)
10.4	Summary of Severance Arrangements between the Company and certain executive officers (incorporated by reference to Exhibit 10.4 of the Company’s Form 8-K filed on January 23, 2003)

10.5	Employees’ Stock Bonus Plan amended and restated to April 6, 2000 (incorporated by reference to Exhibit 10(j) to the Company’s Form 10-K for the year ended December 31, 2000)
10.6	Guyanor Ressources S.A. Stock Option Plan amended and restated as of June 15, 1999 (English translation) (incorporated by reference to Exhibit 10.35(a) to the Company’s Form 10-K for the year ended December 31, 1999)
10.7	Employment contract with Mr. Peter Bradford dated November 1, 1999 (incorporated by reference to Exhibit 10.38 (c) to the Company’s Form 10-K for the year ended December 31, 1999)
10.8	Employment agreement with Mr. Allan J. Marter dated November 8, 1999 (incorporated by reference to Exhibit 10.2 to the Company’s Form 10-Q for the quarter ended September 30, 2003)
10.9	Employment agreement with Mr. Douglas Jones dated February 16, 2003 (incorporated by reference to Exhibit 10.2 to the Company’s Form 10-Q for the quarter ended March 31, 2003)
10.10	Employment agreement with Mr. Bruce Higson-Smith dated September 22, 2003 (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q for the quarter ended September 30, 2003)
10.11	Agreements between the Company and its outside directors granting them options to purchase Guyanor Class “B” common shares, (1) dated December 8, 1995, and December 10, 1996 (incorporated by reference as Exhibit 10.39 to the Company’s Form 10-K for the year ended December 31, 1996), (2) dated December 9, 1997 (incorporated by reference to Exhibit 10.39(a) to the Company’s Form 10-K for the year ended December 31, 1997), (3) dated December 8, 1998 (incorporated by reference to Exhibit 10.39(b) to the Company’s Form 10-K for the year ended December 31, 1998), (4) dated June 15, 1999 (incorporated by reference to Exhibit 10.39(c) to the Company’s Form 10-K for the year ended December 31, 1999), and (5) dated August 16, 2001 (incorporated by reference to Exhibit 10.9 to the Company’s Form 10-K for the year ended December 31, 2002)
10.12	Agreement for the Sale and Purchase of Certain of the Assets of Satellite Goldfields Limited between The Law Debenture Trust Corporation P.L.C. and Wexford Goldfields Limited dated March 1, 2002 (incorporated by reference to Exhibit 2.1 of the Company’s Form 8-K filed on September 30, 2002)
10.13	Agreement for the Sale and Purchase of Certain of the Assets of Satellite Goldfields Limited between Satellite Goldfields Limited, The Law Debenture Trust Corporation P.L.C. and Wexford Goldfields Limited dated March 15, 2002 (incorporated by reference to Exhibit 2.2 of the Company’s Form 8-K filed on September 30, 2002)
10.14	Common Terms Agreement for Wassa Gold Project between Wexford Goldfields Limited, any other Obligor Party thereto from time to time, Standard Bank London Limited and The Law Debenture Trust Corporation P.L.C. dated June 26, 2002 (incorporated by reference to Exhibit 2.3 of the Company’s Form 8-K filed on September 30, 2002)
10.15	Wassa Project Facility Agreement between Wexford Goldfields Limited, the lenders listed in Schedule 1 thereto and Standard Bank London Limited dated June 25, 2002 (incorporated by reference to Exhibit 2.4 of the Company’s Form 8-K filed on September 30, 2002)
10.16	Royalty Agreement between Wexford Goldfields Limited and The Law Debenture Trust Corporation P.L.C. dated June 26, 2002 (incorporated by reference to Exhibit 2.5 of the Company’s Form 8-K filed on September 30, 2002)
10.17	Agreement for the Sale and Purchase of 90% of the Issued Capital of Wexford Goldfields Limited between The Law Debenture Trust Corporation P.L.C. and Wasford Holdings dated June 26, 2002, and amendment thereto dated September 13, 2002 (incorporated by reference to Exhibit 2.6 of the Company’s Form 8-K filed on September 30, 2002)
10.18	Support Agreement for Wassa Gold Project between Golden Star Resources Ltd. and Standard Bank London Limited dated September 13, 2002 (incorporated by reference to Exhibit 2.7 of the Company’s Form 8-K filed on September 30, 2002)

10.19	Wassa Project Conversion Agreement between Wexford Goldfields Limited, Bayerische Hypo-Und Vereinsbank AG, Dresdner Bank AG London Branch, Fortis Bank (Nederland) N.V. and Standard Bank London Limited dated September 13, 2002 (incorporated by reference to Exhibit 2.8 of the Company’s Form 8-K filed on September 30, 2002)
10.20	Wassa Gold Project Second Royalty Agreement between Wexford Goldfields Limited, the persons from time to time party thereto and Standard Bank London Limited dated September 13, 2002 (incorporated by reference to Exhibit 2.9 of the Company’s Form 8-K filed on September 30, 2002)
10.21	Sale of Shares Agreement with Barnato Exploration Ltd., dated June 21, 2001, for the purchase of Prestea mining lease rights and Barnex Isle of Man (incorporated by reference to Exhibit 10(z) of the Company’s Form 10-K for the year ended December 31, 2001)
10.22	Agreement, dated November 16, 2001, between Bogoso Gold Limited and Prestea Gold Resources Limited for the purchase of Prestea mining lease rights and option payments (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed on March 6, 2002)
10.23	Share and Asset Acquisition Agreement, dated August 6, 2001, among Anvil Mining NL, Anvil International Finance Limited and the Company, regarding purchase of 20% interest in Bogoso Gold Limited (incorporated by reference to Exhibit 10(bb) to the Company’s Form 10-K for the year ended December 31, 2001)
10.24	Guiana Shield Transaction Agreement with Cambior Inc. dated October 25, 2001 for the sale and swap of Golden Star’s interest in Gross Rosebel and other properties (incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K filed March 6, 2002)
10.25	Mining lease, dated June 29, 2001, between the Government of the Republic of Ghana and Bogoso Gold Limited, relating to the Prestea property (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on March 6, 2002)
10.26	Joint Operating Agreement, dated January 31, 2002, between Bogoso Gold Limited and Prestea Gold Resources Limited (incorporated by reference to Exhibit 10.25 to the Company’s Form 10-K for the year ended December 31, 2002)
10.27	Memorandum of Agreement, dated March 14, 2002, among Prestea Gold Resources, Bogoso Gold Limited and others (incorporated by reference to Exhibit 10.26 to the Company’s Form 10-K for the year ended December 31, 2002)
10.28	Second Amended and Restated 1997 Stock Option Plan, effective as of April 8, 2004(1)
21	Subsidiaries of the Company (incorporated by reference to Exhibit 21 to the Company’s Form 10-K for the year ended December 31, 2003)
23.1	Consent of PricewaterhouseCoopers LLP (filed herewith)
23.2	Consent of Fasken Martineau DuMoulin LLP (contained in Exhibit 5)
24	Power of Attorney(1)
99.1	Offer to Purchase dated June 9, 2004(1)

(1)	Previously filed on the Company’s Registration Statement on Form S-4.

Item 22.	Undertakings.

      (a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

      (d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question, whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      (e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

      (f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

      Pursuant to the requirements of the Securities Act, the registrant has duly caused this Post-effective Amendment No. 1 to the registration statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Littleton, State of Colorado, on July 15, 2004.

GOLDEN STAR RESOURCES LTD.

By:	/s/ ALLAN J. MARTER

Allan J. Marter
Senior Vice President, Chief Financial
Officer and Corporate Secretary

      Pursuant to the requirements of the Securities Act, this Post-effective Amendment No. 1 to the registration statement on Form S-4 has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

* Ian MacGregor		Chairman of the Board of Directors	July 15, 2004

* Peter J. Bradford		President, Chief Executive Officer and Director (Principal Executive Officer)	July 15, 2004

* James E. Askew		Director	July 15, 2004

* David K. Fagin		Director	July 15, 2004

* Lars-Eric Johansson		Director	July 15, 2004

* Michael P. Martineau		Director	July 15, 2004

/s/ ALLAN J. MARTER Allan J. Marter		Chief Financial Officer (Principal Financial and Accounting Officer)	July 15, 2004

*By	/s/ ALLAN J. MARTER Allan J. Marter Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number	Description

23.1	Consent of PricewaterhouseCoopers LLP